FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Regarding the Annual Shareholders Meeting called for its holding, at the second call, on June 30, 2012, at 12.30 pm, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2 (Relevant Information nº 165572, dated May 29th), PRISA, by resolution of its Board of Directors, is going to make public today the supplement to the call of the Ordinary Shareholder’s Meeting as requested by the shareholder Promotora de Publicaciones S.L. (PROPU), with a percentage stake above 5% (Relevant Information nº 166020, dated June 4th), in accordance with article 519 of the Ley de Sociedades de Capital.

According to the above, four new items have been included on the agenda of the Annual Shareholders Meeting, with the wording that is reflected in points 7, 8, 9 and 10 below. Also, items 7, 8, 9 and 10 under the agenda of the call of the Annual General Meeting, have been renumbered, becoming points 11, 12, 13 and 14 of the Agenda.

Accordingly, the agenda to be discussed at the next Annual Shareholders Meeting will be as follows:

1.-
Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and Management Reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.-	Approval of the Board of Directors’ management of the company in the 2011 financial year.

3.-
Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4.-	Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.-
Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.-	Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.-
Amendment of the minimum preferred dividend payment system for Class B non-voting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

8.-
Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

9.-
Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

10.-	Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

11.-	Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

12.-	Non-binding voting on the Remuneration Policy Report.

13.-	Information to the shareholders on amendments to the Regulations of the Board of Directors.

14.-	Delegation of powers.

By virtue of article 519 of the Capital Companies Act, we are attaching the announcement of the supplement to the call made public today, as well as the following documents which upon publication of the announcement and pursuant to the provisions of articles 286, 287, 296, 297, 301, 414, 417, 516, 517, 518 and 539 of the Capital Companies Act, and articles 6 and 26 of the General Meeting Regulations, shareholders may examine at the company’s offices (Gran Vía, 32, Madrid), consult on the Company’s webpage (www.prisa.com) or ask that copies be delivered or sent to them free of charge (ia@prisa.com, or telephone nos. 91-330 1022 and 91 330 1168):

-
Full consolidated text of all the resolutions proposed by the Board of Directors to be submitted to the General Meeting and report related to the amendments implemented in the Regulations of the Board of Directors. The full consolidated text includes, among others, the proposals in relation to items 7, 8, 9 and 10 of the Agenda, that the Requesting Shareholder of this supplement proposed to submit to the General Meeting, together with the justification of each of such proposals by the Requesting Shareholder.

-	Report of the Board of Directors, at the request of the Requesting Shareholder, for the purposes contemplated in article 286 of the Capital Companies Act regarding point Seventh of the Agenda.

-	Report of the Board of Directors, at the request of the Requesting Shareholder, for the purposes contemplated in articles 286 and 296 of the Capital Companies Act regarding point Eighth of the Agenda.

-	Report of the Board of Directors, at the request of the Requesting Shareholder, for the purposes contemplated in article 286 of the Capital Companies Act regarding point Ninth of the Agenda.

-
Report of the Board of Directors, at the request of the Requesting Shareholder, for the purposes contemplated in the articles 414.2, 417, 286, 297 and 301 of the Capital Companies Act, regarding point Tenth of the Agenda.

-
Certification of the Company's auditors regarding the credits to be exchanged for the subscription of bonds issued in accordance with point Tenth of the Agenda for the purposes contemplated in article 301 of the Capital Companies Act.

-
Report of KPMG, S.L., as auditors different to the auditors of the Company, appointed by the Mercantil Registry of Madrid, in relation to articles 414 and 417 of the Capital Companies Act regarding point Tenth of the Agenda.

-	Bylaws of the syndicate of holders of the bonds to be issued in accordance with point Tenth of the Agenda.

-
Forms and terms for exercise of proxy and remote voting rights for the shareholders of Class A shares, replacing the those made available to the shareholders as a consequence of the call of the General Shareholders Meeting, due to the inclusion in the Agenda of the items proposed by the Requesting Shareholder of this supplement.

-	Forms and terms for exercise of proxy and remote voting rights for the shareholders of Class B shares.

Madrid, June 14, 2012

LOOSE TRANSLATION

PROMOTORA DE INFORMACIONES, SOCIEDAD ANÓNIMA

Supplement to the call of the General Shareholders Meeting
(with separate voting of Class B shareholders on certain points of the
Agenda)

In relation to the General Shareholders Meeting convened to take place in Madrid, at the “Circulo de Bellas Artes”, Marqués de Casa Riera, 2, on 29 June 2012 at 12.30 p.m., on first call, and if the necessary quorum is not achieved, the day after, 30 June 2012 at the same location and time, on second call, the notice of which was published in the Official Gazette of the Spanish State (“BORME”) number 17.426 and in the newspapers “El País” and “Cinco Dias” respectivaley, all dated 29 May 2012 and in the website of the Spanish Securities and Exchange Comission (“Comisión Nacional del Mercado de Valores”) (www.cnmv.es) and the Company´s website (www.prisa.es), Promora de Informaciones, S.A., according to the resolution passed by the Board of Directors in compliance with the supplement application to the General Shareholders Meeting submitted by the shareholder “Promotora de Publicaciones, S.L.”, (hereinafter, the “Requesting Shareholder”), owner of an stake in the company higher than a 5% of its share capital, publishes, according to the provisions of section 519 of the Spanish Company Act (“Ley de Sociedades de Capital”) this supplement to the aforesaid General Shareholders l Meeting.

In view thereof, four new items shall be included on the Agenda according to the text of the following items 7, 8, 9 and 10. Likewise, the items 7, 8, 9 and 10 originally foreseen in the Agenda of the call of the General Shareholders Meeting are renumbered, becoming items 11, 12, 13 and 14 of the Agenda.

Consequently, the matters to be considered at the Geenral Shareholders Meeting shall be the ones set forth in the following

AGENDA

1.- Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and Management Reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.- Approval of the Board of Directors’ management of the company in the 2011 financial year.

3.- Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

LOOSE TRANSLATION

4.- Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.- Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.- Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.- Amendment of the minimum preferred dividend payment system for Class B non-voting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

8.- Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

9.- Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

10.- Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

11.- Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

12.- Non-binding voting on the Remuneration Policy Report.

13.- Information to the shareholders on amendments to the Regulations of the Board of Directors.

14.- Delegation of powers.

LOOSE TRANSLATION

In view thereof, the mentions contained in the call of the General Shareholders Meeting are reiterated in this supplement and extended and completed in relation to the following items in accordance with the information indicated below:

SEPARATE VOTING OF CLASS A AND CLASS B SHAREHOLDERS

In accordance with articles 103 and 293 of the Capital Companies Act, it is noted that the proposed resolutions included under the points 7, 9 and 10 of the Agenda, in addition to approval of the 75% of capital in attendance or represented at the General Meeting corresponding Class A shareholders, will require approval of the 75% of capital in attendance or represented corresponding to Class B shareholders. For the latter purpose, there will be separate voting within the General Meeting, in which only Class B shareholders will participate.

RELATED RESOLUTIONS

The resolutions related to the points 7, 8, 9 and 10 on the Agenda are strictly related.

The aforesaid interrelationship is the result of the aforesaid resolutions being included within an overall transaction the purpose of which is to strengthen the Company's own funds and cash position. Therefore, the corporate resolutions included therein have been made interdependent on each other. Thus, the effectiveness of each of them depends on approval and implementation of the others.

RIGHT OF REPRESENTATION

It is noted that shareholders holding Class B shares are entitled to exercise the right of representation set forth in the call of the meeting only in relation to items 7, 9 and 10 of the Agenda, as well as in relation to those items which are not included in the Agenda but eventually could be dealt with in relation to which the voting right of shareholders holding Class B shares were also necessary.

In addition, it is noted that if any shareholder holding Class A shares had already exercised the right of representation in accordance to the Agenda originally foreseen in the call to the General Meeting, it would be deemed to have been execised in relation to the same proposed resolutions, but taking into account the renumbered Agenda due to the this supplement to the call.

REMOTE VOTING

It is noted that Class B shareholders may exercise their voting right foreseen in the notice of the call of the General Meeting only for the points 7, 9 and 10 of the Agenda, as well as for those items which are not included in the Agenda but eventually could be dealt with in relation to which the voting of shareholders holding Class B shares were also necessary

LOOSE TRANSLATION

In addition, it is noted that if any shareholder holding Class A shares had already exercised the right of voting in accordance to the Agenda originally foreseen in the call to the General Meeting, it would be deemed to have been execised in relation to the same proposed resolutions, but taking into account the renumbered Agenda due to the this supplement to the call.

INFORMATION RIGHT

From publication of this call supplement and in compliance of the provisions of article 519 of the Capital Companies Act, in relation to articles 286, 287, 296, 297, 301, 414, 417, 516, 517, 518 and 539 of the of the same act, and articles 6 and 26 of the General Meeting Regulations, the shareholders may examine at the registered office of the Company (Gran Vía 32, Madrid 28013), consult on the Company's website (www.prisa.com) and request delivery or sending without charge of (through the Oficina de Atención al Accionista, from 9:30 a.m. to 2:00 p.m. and from 4:30 p.m. to 7:00 p.m., on business days, telephone numbers 91- 330.11.68 and 91-330.10.22, e-mail address ia@prisa.com), the following documents:

-
Full consolidated text of all the resolutions proposed by the Board of Directors to be submitted to the General Meeting and report related to the amendments implemented in the Regulations of the Board of Directors. The full consolidated text includes, among others, those in relation to items 7, 8, 9 and 10 of the Agenda, which the Requesting Shareholder of this supplement proposed to submit to the General Meeting, together with the justification of each of such proposals by the Requesting Shareholder.

-	Report of the Board of Directors, at the request of the Requesting Shareholder, for the purposes contemplated in article 286 of the Capital Companies Act regarding point Seventh of the Agenda.

-	Report of the Board of Directors, at the request of the Requesting Shareholder, for the purposes contemplated in articles 286 and 296 of the Capital Companies Act regarding point Eighth of the Agenda.

-	Report of the Board of Directors, at the request of the Requesting Shareholder, for the purposes contemplated in article 286 of the Capital Companies Act regarding point Ninth of the Agenda.

-
Report of the Board of Directors, at the request of the Requesting Shareholder, for the purposes contemplated in the articles 414.2, 417, 286, 297 and 301 of the Capital Companies Act, regarding point Tenth of the Agenda.

-
Certification of the Company's auditors regarding the credits to be exchanged for the subscription of bonds issued in accordance with point Tenth of the Agenda for the purposes contemplated in article 301 of the Capital Companies Act.

LOOSE TRANSLATION

-
Report of KPMG, S.L., as auditors different to the auditors of the Company, appointed by the Mercantil Registry of Madrid, in relation to articles 414 and 417 of the Capital Companies Act regarding point Tenth of the Agenda.

-	Bylaws of the syndicate of holders of the bonds to be issued in accordance with point Tenth of the Agenda.

-
Forms and terms for exercise of proxy and remote voting rights for the shareholders of Class A shares, replacing the those made available to the shareholders as a consequence of the call of the General Shareholders Meeting, due to the inclusion in the Agenda of the items proposed by the Requesting Shareholder of this supplement.

-	Forms and terms for exercise of proxy and remote voting rights for the shareholders of Class B shares.

Madrid, 14 June 2012
Mr. Iñigo Dago Elorza
General Secretary and Secretary of the Board of Directors.

PROMOTORA DE INFORMACIONES, S.A.

ANNUAL GENERAL SHAREHOLDERS MEETING

JUNE 30, 2012

FULL CONSOLIDATED TEXT OF ALL THE RESOLUTIONS
PROPOSED BY THE BOARD OF DIRECTORS TO BE
SUBMITTED TO THE GENERAL MEETING AND REPORT
RELATED TO THE AMENDMENTS IMPLEMENTED IN THE
REGULATIONS OF THE BOARD OF DIRECTORS.

It is noted the following:

i)     The full consolidated text includes, in addition to those published on May 29, 2012, those in relation to items 7, 8, 9 and 10 of the Agenda, which the Requesting Shareholder of the supplement to the call proposed to submit to the General Meeting, together with the justification of each of such proposals by the Requesting Shareholder.

ii)     In view of the supplement to the call made at the request of the Requesting Shareholder, items 7, 8, 9 and 10 originally foreseen in the Agenda of the call of the General Shareholders Meeting are renumbered, becoming items 11, 12, 13 and 14 of the Agenda.

iii)   The Board of Directors passed a resolution to grant joint and several powers to the Chairman of the Board, the Chief Executive Officer and the Delegated Commission to add other proposed resolutions, as well as to delete, amend or alter any of the proposals set forth below.

(Free translation from the original in Spanish language)

ONE

Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

a)     To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2011, as audited by the company’s account auditors.

b)     To approve the following distribution of profits (Euros 000):

Amount
Distribution basis-
Losses for the year	616,903
Distribution-
To voluntary reserves	616,903

c) To distribute the minimum dividend of Class B convertible non-voting shares, for the year 2011, before September 30, 2012, at the time and manner determined by the Board of Directors, all in accordance with the provisions of article 6 of the Bylaws.

(Free translation from the original in Spanish language)

TWO

Approval of the Board of Directors’ management of the company in the 2011 financial year.

To approve, without reservations, the Board of Directors’ management of the company during the past year.

(Free translation from the original in Spanish language)

THREE

Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

As provided in Article 264 of the Companies Act and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2012

(Free translation from the original in Spanish language)

FOUR

Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

In accordance with Article 11 bis of the Companies Act approve the Company´s website with address www.prisa.com

(Free translation from the original in Spanish language)

FIVE

Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011,

August 1, and to correct some wording deficiencies.

“Amendment of the following articles of the Bylaws, which shall read as follows:

Article 12. Powers

Shareholders at General Shareholders’ Meetings comprise the highest sovereign body of the Company. The General Meeting shall decide all matters attributed it in these

Bylaws, in its own Regulation or by Law, and particularly the following matters:

a)     Approval of the annual accounts, the consolidated annual accounts, the Board of Directors’ management, and the proposed distribution of profits.

b)     Determination of the number of members on the Board of Directors.

c)     Appointment and removal of Directors, as well as the ratification or revocation of the Board of Directors’ provisional appointment of Directors.

d)     Appointment and re-election of Auditors.

e)     Capital increases or reductions; bonds issues and, in general, any type of securities issues, including preference interests; conversion; merger; spin-off or dissolution of the Company; and any amendment of the Bylaws.

f)      Authorization of the Board of Directors to approve a capital increase pursuant to the Companies Act and to issue bonds of any class and to delegate to the Board of Directors any other powers pursuant to the Law and the Bylaws.

g)     Approval and amendment of the General Shareholders’ Meeting Regulation, in accordance with the Law and the Bylaws.

h)     Annual approval of the Board of Directors’ remuneration, pursuant to Article 19 of the Bylaws.

i)      Authorization of Directors’ remuneration consisting in granting shares or stock options, or remuneration pegged to share value.

j)      The exercise of any other powers attributed to the Shareholders’ Meeting by Law or in the Bylaws, and examining and deciding any other matter that the Board of Directors deems should be considered or resolved at a Shareholders’ Meeting that is considered to be especially relevant in the interests of the Company.

Article 13.- Types of Shareholders’ Meetings

(Free translation from the original in Spanish language)

General Shareholders’ Meetings may be ordinary or extraordinary. They shall be called and shall be held in the manner determined by Law, in these Bylaws and in the internal regulations of the Company. It is mandatory to hold an Ordinary General Shareholders Meeting on the date set by the Board of Directors and within the term set forth in Article 164 of the Law.

Extraordinary General Shareholders Meetings shall be held when the Board of Directors deems one warranted or at the request of shareholders representing at least 5% of share capital, expressing in their request the matters to be discussed at the meeting. In such case the meeting called shall be held within two months after a notarized request for a meeting has been submitted to the directors, and the agenda must include the matters specified in that request.

Article 14.- Preparation of the General Shareholders’ Meeting

All General Shareholders’ Meetings shall be called within the time periods and in the manner set forth in the Law, the Bylaws and the General Shareholders’ Meeting Regulation.

The notice of meeting shall state the Company’s name, the place, date and time that the meeting is to be held, the agenda listing the items to be discussed, the office or offices held by the person or persons convening the meeting and other legally required mentions.

Shareholders representing a minimum of 5% percent of the total share capital may request that a supplement to the notice of an Ordinary Shareholders Meeting be issued to include one or more additional items on the agenda, provided that the new items are accompanied by the pertinent reasoning or a reasoned proposal for decision. This right cannot be exercised in connection with a call for an extraordinary general meeting. This right shall be exercised through a notice issued by any reliable means, received at the company’s registered offices within five days following publication of the initial notice of meeting. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

Within the same term stipulated in the preceding paragraph, shareholders representing at least 5% of share capital may submit grounded proposals for decision on items that are already included or that need to be included on the agenda for the general meeting that has been called. The Company must ensure disclosure of those proposals for decision and any attached documents to all the shareholders, in accordance with the provisions of article 19 of the Companies Act and with the General Shareholders’ Meeting Regulation.

Prior to or during the meeting, shareholders may request the reports, documents or clarification that they deem warranted, as provided in the Law.

Nevertheless, the meeting shall be deemed to have been validly convened and called to order to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 178 of the Companies Act.

(Free translation from the original in Spanish language)
Article 15.- Holding General Shareholders’ Meetings

a)     Place. Meetings shall be held at the venue indicated in the notice within the city in which the Company has its registered offices or elsewhere, on the stipulated day and time, unless it is a Universal Meeting.

b)     All shareholders holding a minimum of 60 shares, registered on the corresponding stock ledger five days prior to the meeting, and who have obtained the corresponding attendance card may attend a General Meeting.

The Board of Directors shall attend the meeting. The Chairman of a General Meeting may authorize the attendance of any person he deems warranted; however shareholders at the meeting may revoke that authorization.

c)     Proxies: Shareholders may authorize another person to act for them as proxies, complying with the requisites and formalities required in these Bylaws, the General Shareholders’ Meeting Regulation and the Law. Grant of proxy shall be valid for a specific General Shareholders’ Meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain. Grant of proxy must be indicated in writing on any of the following documents that in any case shall bear the grantor´s signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) the standard form that for that purpose the company makes available to shareholders, and can also be conferred by any electronic means of communication. In that case, the requisites for electronic voting shall be applicable, provided it is not incompatible with the type of proxy.

The shareholder’s appointment of the proxy and notice to the company of that appointment may be done in accordance with the provisions of the General Shareholders’ Meeting Regulation.

d)     Quorum. Without prejudice to the procedures set forth in the Law for special cases, a General Shareholders’ Meeting may be held on the initial date and time stated in the notice when shareholders or proxies representing at least 25% of the subscribed shares having voting rights are present. On the second date and time stated in the notice, a General Shareholders’ Meeting may be validly held regardless of capital in attendance.

e)     Chairing the meeting. The Chairman of the Board of Directors shall chair shareholders meetings and, in his absence, the Vice Chairman, if any, shall preside and, in the absence of both of them, the director who is present and has the most seniority. In the absence of all of the foregoing, the shareholders shall designate a shareholder to preside at the meeting.

The person presiding at the meeting shall submit all items on the agenda for deliberation and shall direct the debates so that the meeting transpires in an orderly fashion. In that regard he shall enjoy the appropriate powers of order and discipline.

The person presiding at the meeting shall be assisted by a secretary, who shall be the Secretary to the Board of Directors or, if absent, the Deputy Secretary to the Board, if any, and if not, a person designated by the shareholders at the meeting.

(Free translation from the original in Spanish language)

The Presiding Board shall consist of the person presiding at the meeting, the secretary and all other members of the Board of Directors in attendance.

f)      Voting by mail or electronic means. Shareholders may vote by post or by electronic means on the proposed resolutions appearing as items on the Agenda at any type of shareholder meeting. The identity of the party exercising voting rights must be ensured in accordance with the requirements set forth in the General Shareholders’ Meeting Regulation. Electronic votes shall be cast using a recognized electronic signature or any type of guarantee that the Board of Directors deems appropriate to ensure the authenticity and identification of the shareholder exercising his voting rights. Shareholders using distance voting shall be deemed present when determining whether a quorum for the meeting exists. Votes cast using such methods must have been received at the Company’s registered offices at least twenty-four hours prior to the initial day and time on which the meeting is to be held. If not, the vote shall be deemed as not having been cast. The Board of Directors may set an earlier deadline on the notice announcing the shareholders’ meeting.

The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable voting and appointment of proxies by electronic means. Specifically, among others, the Board of Directors may regulate the use of guarantees other than electronic signatures in the casting of electronic votes.

The rules implemented by the Board of Directors pursuant to this section shall be published on the company webpage.

g)    Voting. The person presiding at the meeting shall announce the voting results, summarizing the number of votes in favor and against the proposed resolution by reading the results aloud.

The General Shareholders’ Meeting Regulation shall set forth the procedures and systems for counting the votes cast on the proposed resolutions.

h)    Resolutions. Resolutions shall be adopted by vote of the majority of shares represented as required in these Bylaws or in the Companies Act. Each share having voting rights, present or represented by proxy at the General Meeting, shall be entitled to one vote.

The adoption of resolutions shall require the favorable vote of half plus one of the shares having voting rights, present or represented by proxy at the General Meeting, except in the cases in which these Bylaws or the Law require a reinforced majority.

Article 17.- Nature, number of members and officers

The Board of Directors shall manage, direct and represent the Company, without prejudice to the powers that pursuant to the Law or the Bylaws shall be exercised by shareholders at General Shareholders’ Meetings.

The Board shall have a minimum of three and a maximum of seventeen members, who shall be appointed by and whose number shall be determined at the Shareholders’

(Free translation from the original in Spanish language)

Meeting. In that regard, the shareholders may expressly determine the number at a Meeting, or may do so indirectly by choosing to fill or not to fill vacancies or to appoint or not to appoint new Directors within the aforementioned minimum and maximum number of members.

The Board of Directors shall appoint a Chairman from among its members and may likewise appoint one or several deputy chairmen. It may also appoint a Delegated Committee from one of its members, or one or several Chief Executive Officers, to whom the Board may grant joint or joint and several powers to represent the Company.

The Board shall also appoint a secretary, who need not be a board member, and may appoint a deputy secretary, who likewise need not be a board member.

The Board of Directors shall approve the Regulations governing its organization and procedures.

Article 20. Representation of the Company

In accordance with Article 234 of the Companies Act, the Board of Directors shall represent the Company, whether in court or otherwise. Thus it is granted broad powers to manage, direct, administer assets and represent the Company, with the capacity to enter into all types of transactions and contracts to dispose of or acquire absolute ownership of all types of personal or real property, securities, currencies or negotiable instruments. These broad powers of representation shall consequently extend to mercantile, commercial, or banking transactions, including those generally requiring express power of attorney, and shall suffice to encumber or mortgage property, reach settlements, acquire interests in other companies, decide to exercise administrative and judicial actions at all instances, file appeals at both the Supreme Court and Constitutional Court, testify in court as a party to the proceedings, or guarantee third-party transactions, with no limitations other than those set forth in the Law.

The Board of Directors may, even when exercising delegated powers, grant and withdraw general or special powers of attorney with the powers it determines, including the power to totally or partially substitute or limit those powers in accordance with the Law.

The Board of Directors may not delegate its obligation to render accounts, present balance sheets at General Shareholders’ Meetings nor any powers that the shareholders may have granted it without being expressly authorized to do so.

Article 22. Board Meetings

The Board shall meet at least once every quarter and whenever the Chairman deems it warranted, or when requested by two or more directors or by the Chief Executive Officer. In the latter two cases, the Chairman shall not delay issuing a notice of meeting more than five days from the date that the request is received.

Notice of board meetings including the agenda for the meeting shall be issued by the Chairman or his substitute, by fax, telegram, e-mail, or registered mail to each and all of the directors at least seven days prior to the date of the meeting.

(Free translation from the original in Spanish language)

Under urgent circumstances and at the Chairman’s discretion, a board meeting may be called without the aforementioned prior notice, indicating the matters to be discussed.

Directors making up at least one-third of the members of the board of directors may call a board meeting, stating the agenda for the meeting to be held in the place where the company has its registered office, if the chairperson fails, without justification, to call a meeting within one month from being requested to do so.

Article 29 ter.- Web Page

The Company shall maintain a web page to provide information to shareholders and investors (www.prisa.com), which shall include the documents and information required under the Law, including at least the following:

a)     Current Bylaws

b)     General Shareholders’ Meeting Regulation

c)     Board of Directors Regulation

d)     Annual financial report and all other financial statements that the Company issues and releases periodically.

e)      Internal Code of Conduct for Securities Markets

f)      Corporate governance reports

g)     Documents concerning ordinary and extraordinary shareholders’ meetings, with information concerning the agenda, the Board of Directors’ proposals, as well as any other relevant information that shareholders may require in order to cast their votes.

h)     Information concerning the content of shareholders meetings previously held, and especially concerning the composition of the meeting when called to order, the resolutions adopted, and the number of votes cast for and against each of the proposed resolutions on the agenda.

i)      The means of communication existing between the Company and shareholders and, especially, information to enable shareholders to exercise their right of information, indicating postal and email addresses to which shareholders may send queries.

j)      The means and procedures for appointing proxies at shareholders’ meetings.

k)      The means and procedures for exercising distance voting including, when applicable, those implemented to verify attendance and voting by electronic means at shareholders’ meetings.

l)      Relevant events disclosed to the National Securities Market Commission.”

(Free translation from the original in Spanish language)

SIX

Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

“Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulation which shall read as follows:

Article 4.      Call.

4.1. The General Meetings shall be called by the Board of Directors, which shall set out the agenda.

The Board of Directors shall call the Ordinary Meeting on the terms laid down under the Law, and the Extraordinary Meeting shall always be requested by a notarial process by a number of shareholders who hold, at least, five per cent of the share capital. In this case, the Board of Directors shall call the Meeting to be held within the two months following the date on which it would have been requested by a notary process to such end, and it shall draw up the agenda that shall necessarily set out the business that may have been the object of the request.

4.2. If the Ordinary or Extraordinary General Meetings are not called in the time period in accordance with the terms set out in point 4.1 above, this may be undertaken by a Judge of First Instance of the district where the company registered office is located, on the terms set down in Law.

Article 5. Publication of the Notice of Meeting.

5.1. Both the Ordinary and Extraordinary General Meetings shall be called by the Board of Directors by means of an announcement published in in at least the following: a) The Official Bulletin of the Commercial Registry or a leading daily newspaper in Spain, b) The Spanish Securities Market Commission’s website and c) The website of the Company.

General meetings must be convened at least one month before the date they are to be held. The announcement is to state the date, as applicable, on which the Meeting will be held at second call, as appropriate. In this case, there shall be a period of at least 24 hours between the first and the second meeting.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of an Ordinary General Meeting be issued including one or more additional items on the agenda, provided that the new items are accompanied by the pertinent reasoning or a reasoned proposal for decision. This right cannot be exercised in connection with a call for an extraordinary general meeting.

This right must be exercised by means of certified notice received at the company’s registered offices within five days following publication of the Notice of Meeting. The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

(Free translation from the original in Spanish language)

5.2  Within the same term stipulated in section 5.1 above, shareholders representing at least 5% of share capital may submit grounded proposals for decision on items that are already included or that need to be included on the agenda for the general meeting that has been called. The Company must ensure disclosure of those proposals for decision and any attached documents to all the shareholders, in accordance with the provisions of article 6.6 of these Regulations.

5.3. The announcement of the meeting shall state the company´s name, the place, date and time of the meeting of the first call, and as appropriate, of the second one. It shall furthermore contain the agenda for the meeting listing the items to be discussed, the office or offices held by the person or persons convening the meeting, and must state the deadline by which shareholders must have shares registered in their name, to be able to attend and vote at the general meeting, and the other requirements demanded by the Law, the Bylaws and these Regulations.

The announcement for the call for the General Meeting shall state the right that corresponds to the shareholders, from the date of the publication thereof, immediately and free of charge, to obtain the documentation required by the Law and the Bylaws and the address of the company’s website where the information will be available.

It shall likewise include the necessary data regarding the Shareholders’ Service Office, and state the telephone numbers, electronic mail address, offices and timetable for opening hours.

Likewise, the announcement must also clearly and accurately set out the formalities that shareholders must perform to be able to attend and vote at the general meeting, including particularly the requirements demanded by article 517 of the Companies Act.

Article 6. Shareholders’ right to information

(Free translation from the original in Spanish language)

or Passport and – if legal persons are concerned – a document that sufficiently substantiates the representation thereof.

Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

6.5. In the case of the right to information being exercised by means of electronic correspondence or another form of telematics communication, a similar procedure shall be used to that laid down in article 11.2 of these Regulations and the identity of the shareholders shall be accredited in accordance with the same requirements as set out in the aforesaid article 11.2.

6.6. From the date of publication of the announcement of the call, and until that general meeting is held, the web page of the Company shall feature continuously –in addition to any other mandatory documents, the following:

a)	the announcement of the call
b)	the total number of shares and voting rights on the date of the call for the general meeting, broken down by share class, if any.
c)	the documents to be submitted to the general meeting, particularly the directors’ report, auditor’s report and independent expert’s report.
d)
the full texts of the proposals for decision, or failing such texts, a report by the governing bodies detailing each of the items on the agenda. Any proposals for decision submitted by shareholders will also be included as they are received.

e)	the forms to be used for voting by proxy and remote voting.

The documentation provided in the preceding paragraphs c), d) and e) shall also be forwarded to the Spanish Securities and Exchange Commission.

The publication of the proposals of resolutions shall not exclude the amendment thereof prior to the General Meeting, if this is legally possible.

6.7. On occasion of the convening of the General Shareholders Meeting, as foreseen in Law and in the terms in which it is developed technically and legally, the website must include a shareholders’ electronic forum, accessible by individual shareholders and any voluntary associations established by them, designed to facilitate their communication prior to general meetings. The forum may include motions to be tabled in addition to the agenda announced in the meeting notice, requests for support for such motions, initiatives to gain sufficient percentage to exercise the minority voting right established by law, as well as offers or requests for voluntary representation. The Board of Directors must determine the rules governing at all times, the Forum enabled the general meeting, which will be publicized on the website.

Article 8. Proxies

8.1. Shareholders may authorize another person to act on their behalf as a proxy. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor´s signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or

(Free translation from the original in Spanish language)

iii) the standard form that for that purpose the company makes available to shareholders.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor´s signature, in one of the documents mentioned in the first paragraph of this article. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

If the proxy is filled in favor of the Board of Directors or if no names are expressly indicated, it will be understood that the proxy is granted to the Chairman of the Board.

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

8.2. If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

8.3. Proxy granted to persons ineligible to exercise this right pursuant to the Law shall be invalid and have no effect.

8.4. Proxy may also be granted by electronic means of distance communication according to the procedures set forth in Article 11.2. of this Regulation, provided that they are not incompatible with the type of proxy, and the shareholders’ identity shall be verified with the same requisites provided in the aforementioned Article 11.2., the term set forth in Article 11.3. of this Regulation for the valid receipt of the proxy card likewise being applicable. To identify the proxy appointed by a shareholder, should be necessary to complete the identifying information required for such purposes in the electronic form.

8.5. Proxy may always be revoked, and will be considered to have been so if a shareholder who has granted proxy attends a meeting in person.

8.6. The proxy may act for more than one shareholder with no restrictions on the number of shareholders represented. Where a proxy represents several shareholders, the proxy may issue differing votes, depending on the instructions received from each shareholder.

8.7. The number of shares represented will count for the purposes of quorum at the general meeting.

8.8. The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available

(Free translation from the original in Spanish language)

technology, in order to enable proxy to be granted electronically, and adjusting them when warranted to any norms that may be issued in that regard.

Specifically, the Board of Directors may (i) regulate the use of guarantees with respect to electronic signatures for granting proxy through electronic correspondence and (ii) set an earlier deadline for receiving proxies granted by mail or electronically.

8.9. The person presiding at the meeting and the secretary of the Shareholder’s Meeting shall have broad powers to judge the validity of the documents or means used for authorizing proxies.

8.10. Likewise, a financial services entity, in its capacity as a professional financial intermediary, may exercise voting rights in a listed public limited company on behalf of its client, whether an individual or a legal entity, where the client appoints that entity as proxy. In this case, a financial intermediary may cast differing votes for its clients, in compliance with any differing voting instructions it receives. It must advise the Company, within the seven days before the date for which the general meeting has been called, of how it will vote, given notice of the identity of each client, the number of shares whose voting rights it will exercise on behalf of those clients, and the voting instructions that the intermediary has received, if any.

Article 9. Proxy Solicitations

9.1. Proxy solicitations shall in all instances conform to the provisions of the Companies Act and all other applicable legislation.

9.2. In addition to compliance with the duties provided for by article 523 of the Capital Companies Act, in the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

In any case directors will be considered affected by a conflict of interest with respect to the following decisions:

- His appointment, re-appointment or ratification of his appointment to the Board of Directors.
- His dismissal, expulsion or removal from the Board of Directors.
- A derivative suit against him.

- The approval or ratification, when warranted, of related-party transactions between the Company and the director in question, or with companies he controls or represents, or with persons acting on his behalf.

Article 19. Requests for Information during Shareholders’ Meetings.

19.1. During their turns to speak shareholders may orally request any information or clarification that they deem warranted concerning the items on the agenda and also regarding the publicly available information that the Company has submitted to the

(Free translation from the original in Spanish language)

Spanish Securities Market Commission since the most recent general meeting and regarding the auditor’s report.

19.2. Directors shall be obliged to provide the requested information, unless it is not available during the meeting, in which case directors shall be obliged to provide that information in writing with seven days following the end of the Meeting, without prejudice to the provisions of the following paragraph.

19.3. Information need not be provided when publicizing information requested by the shareholders may be harmful to the Company’s interests. However, information may not be denied for that reason when the request is supported by shareholders representing at least twenty-five per cent of share capital.

Likewise, directors will not be obliged to answer specific questions from shareholders where the information requested was clearly and directly available in advance to all shareholders on the company’s website in a question and answer format.

19.4. Information or clarification requested from directors shall be provided by the Chairman, the Chief Executive Officer, the Secretary, or if the Chairman so requests, from a director, the chairman of the Audit Committee or any employee or expert in the matter.

19.5. The Chairman shall decide the order of the responses to shareholders’ requests, and whether responses will be offered after each turn to speak or together, after the last speaker has finished. Shareholders shall not have rebuttal rights, unless the Chairman decides to grant them based on the importance of the matter.

Article 24. Publishing of Resolutions

Without prejudice to the entry of those resolutions that can be inscribed in the Companies Register, and the legal provisions concerning the publishing of the company resolutions that may be applicable, the Company shall – on the same day of the holding of the Meeting or the working day immediately thereafter – forward the text of the resolutions approved to the Spanish Securities and Exchange Commission, by means of the corresponding communication of relevant information. The text of the resolutions and the outcome of the voting shall likewise be made available in full through the Company web page, within five days following the end of the General Meeting.”

(Free translation from the original in Spanish language)

SEVEN

Amendment of the minimum preferred dividend payment system for Class B nonvoting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

1.             Minimum dividend regime amendment and Bylaws amendment

It is resolved that the minimum preferred dividend on non-voting Class B shares may be paid, without distinction, at the election of the Company, in cash, in Class A shares or as a combination of both, all subject to the following terms and conditions:

(a)
Authority to choose one or the other manner of payment will correspond to the Company, and may be exercised in its discretion both regarding the annual minimum dividend payment in the amount of 0.175 euros per share, and regarding payment of the proportional part of the minimum dividend accruing in the event of conversion of the non-voting Class B shares into Class A shares on the initiative of the owners of those Class B shares during each of the time windows established for that purpose.

(b)
For purposes of the provisions of this resolution, Class A shares the Company delivers in exercise of its discretionary authority will be valued at 1 euro per share. Thus, if payment of the dividend is made in Class A shares, the owners of Class B shares entitled to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend corresponding to them by the aforesaid amount of 1 euro. The number of Class A shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number, and the difference will be paid by the Company in cash.

(c)
Payment of the dividend in Class A shares may be made using already-issued Class A shares the Company holds as treasury shares, or newly-issued shares. In the latter case, the Class A shares will be issued by way of the capital increase against profits corresponding to Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares.

As a result of this resolution, the legal payment of non-voting Class B shares is amended, as is section 2(a) of art. 6 of the Company's Bylaws which, in order to reflect the fact that the minimum dividend will be paid, at the election of the Company, in cash, in Class A shares, or as a combination of both, will read as follows:

"6.2. The capital is totally subscribed and paid up.
The Class B convertible non-nonvoting shares will have the following minimum characteristics:

(Free translation from the original in Spanish language)

(a)   Minimum dividend:

The holders of non-voting convertible Class B shares will be entitled to receive an annual minimum dividend per share. The aforesaid dividend will be paid, at the election of the Company, in cash, in Class A shares or as a combination of both. If the Company decides to pay it in cash, it will pay the amount of 0.175 euros per Class B share. If it decides to pay it in Class A common shares, it will deliver shares corresponding to that amount based on valuing each Class A common share at 1 euro. Thus, if payment of the dividend is made in Class A shares, the holders of Class B shares with the right to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend that would have corresponded to them by the aforesaid amount of 1 euro. The number of Class A shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number and the difference will be paid by the Company in cash.

The Company's discretionary authority to pay the minimum dividend on the non-voting Class B shares in cash, in Class A shares or as a combination of both also will apply, using the same rules for calculation and valuation, to the proportional part of the dividend accruing in the event of conversion of the non-voting Class B shares into Class A common shares using the procedure contemplated in following article 6.2(b) of the Bylaws.

Payment of the dividend in Class A shares may be made using Class A shares already issued by the Company and held as treasury stock, or using newly-issued Class A shares. In the latter case, the Class A shares will be issued by way of a capital increase against the profits that would have corresponded to the Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares, which will be restricted except for payment of the minimum dividend and payment of the par value of the Class A common shares in excess of the number of nonvoting convertible Class B shares that are converted, if the conversion ratio is other than 1 to 1 based on the provisions of section b) below. The restricted nature of the aforesaid reserve will be maintained until all of the non-voting convertible Class B shares have been converted into Class A common shares and the minimum dividends referred to in this article have been fully paid.

To that end, the Company will submit such resolutions for capital increases against reserves as may be necessary for approval of the General Meeting.

Minimum dividends not distributed, in whole or in part, by reason of insufficient distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, will be cumulative.

2.              Condition precedent

The effectiveness of this resolution is subject to the condition precedent that the resolutions proposed by the Board of Directors under points Eighth, Ninth and Tenth of the agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the

(Free translation from the original in Spanish language)

General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

3.              Separate voting

In accordance with the provisions of articles 103 and 293 of the Capital Companies Act, this resolution for approval will require a double majority in separate voting of the holders of Class A shares and of holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

(Free translation from the original in Spanish language)

EIGHT

Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

1.	Payment of the annual minimum dividend for the 2011 financial year, and the dividend accrued by reason of voluntary conversion of Class B shares during the following twelve months

In accordance with the provisions of article 6.2(a) of the Company's Bylaws, it is resolved to pay the preferred minimum annual dividend on the Class B shares for the 2011 financial year, in a total amount of 65,947,776 euros, by way of delivery of 65,947,776 newly-issued Class A shares.

Also, and equally in compliance with the provisions of the referred article, it is resolved to consider the possibility of payment in Class A shares of the dividend accrued by reason of voluntary conversion of Class B shares during the 12 months following adoption of this resolution.

2.	Increase of capital for payment of annual minimum dividend

For purposes of covering payment of the annual minimum dividend on Class B shares for the 2011 financial year, in accordance with the provisions of the Bylaws, there not being distributable profits in the aforesaid 2011 financial year, it is resolved to increase the Company's capital against the issue premium created upon issue of the Class B shares in the amount of euros 6.594.777.60. As a result of the aforesaid increase, 65,947,776 Class A common shares will be issued, and allocated to the holders of Class B shares using the formula contemplated in article 6.2(a) of the Bylaws, pursuant to which each class B shareholder is entitled to allocation to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares held by it and €0.175 by 1 which is the euro value given by the Bylaws to Class A common shares.

It is expressly envisioned the partial execution of this capital increase in the event of voluntary conversion of Class B shares before the payment’s date of the 2011 annual minimum dividend.

3.	Increase of capital for payment of dividend accrued as a result of conversion

For purposes of allowing for payment in the form of Class A shares of the minimum dividend accrued by reason of voluntary conversion of Class B shares into Class A

(Free translation from the original in Spanish language)

shares during the 12 months following this date, in accordance with the provisions of the Bylaws, it is resolved to increase capital of the Company against the issue premium reserve created upon issue of the Class B shares, to the extent allocated to this purpose, in twelve tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion, each of them in the amount indicated below:

(i)
During the first tranche (corresponding to the shares that are converted in the month of July 2012), the amount of the increase will be 4,408,563.70 euros, divided into 44,085,637 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted and the value of the dividend accrued per share during the reference period is 0.116986301 euros, will be automatically reduced based on the Class B shares not converted. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ii)
During the second tranche (corresponding to the shares that are converted in the month of August 2012), the amount of the increase will be 4,950,600.20 euros, divided into 49,506,002 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior period, and that the value of the dividend accrued per share is 0.131369863 euros, will be automatically reduced based on the Class B shares converted during the prior period and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(iii)
During the third tranche (corresponding to the shares that are converted in the month of September 2012, the amount of the increase will be 5,510,704.60 euros, divided into 55,107,046 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.146232877 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(Free translation from the original in Spanish language)

(iv)
During the fourth tranche (corresponding to the shares that are converted in the month of October 2012), the amount of the increase will be 6,052,741.10 euros, divided into 60,527,411 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.160616438 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(v)
During the fifth tranche (corresponding to the shares that are converted in the month of November 2012), the amount of the increase will be 6,612,845.50 euros, divided into 66,128,455 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.175479452 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(vi)
During the sixth tranche (corresponding to the shares that are converted in the month of December 2012), the amount of the increase will be 7,172,949.90 euros, divided into 71,729,499 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.190342466 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(Free translation from the original in Spanish language)

(vii)
During the seventh tranche (corresponding to the shares that are converted in the month of January 2013), the amount of the increase will be 7,678,850.70 euros, divided into 76,788,507 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.203767123 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(viii)
During the eighth tranche (corresponding to the shares that are converted in the month of February 2012), the amount of the increase will be 8,238,955.10 euros, divided into 82,389,551 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.218630137 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ix)
During the ninth tranche (corresponding to the shares that are converted in the month of March 2013), the amount of the increase will be 8,780,991.60 euros, divided into 87,809,916 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.233013699 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(Free translation from the original in Spanish language)

(x)
During the tenth tranche (corresponding to the shares that are converted in the month of April 2013, the amount of the increase will be 9,341,096.00 euros, divided into 93,410,960 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.247876712 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(xi)
During the eleventh tranche (corresponding to the shares that are converted in the month of May 2013), the amount of the increase will be 9,883,132.50 euros, divided into 98,831,325 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.262260274 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(xii)
During the twelfth tranche (corresponding to the shares that are converted in the month of June 2013), the amount of the increase will be 10,443,236.90 euros, divided into 104,432,369 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.277123288 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

The amount of the capital increase corresponding to each of the tranches established above also will be automatically reduced if – and to the extent that – the Company's

(Free translation from the original in Spanish language)

Board of Directors, in view of the conversions requested, decides, based on the liquidity position of the Company and the evolution of the share price, to pay the dividend accrued during each of the conversion periods in cash. The reduction of the amount of the increase will be equivalent to the par value of the number of Class A shares that would have been required to pay the cash dividend in shares in accordance with the formula set forth in the Bylaws.

4.              Adjustment of capital increases by rounding

In the case of capital increases contemplated in both sections 2 and 3 above, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual minimum dividend for the 2011 financial year or the dividend accrued thereafter by reason of conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

5.              Balance sheet and reserve against which both increases are made

The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2011 financial year and the dividend accrued thereafter by reason of conversion is the balance sheet at 31 December 2011, which has been audited by Deloitte, S.L. on 26 April 2012, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.

The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.

6.              Rights of new Class A shares

The new Class A shares issued by virtue of the capital increases contemplated in the preceding sections will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

(Free translation from the original in Spanish language)

Each of the public deeds documenting the issue of the new Class A shares having been executed, it will be registered in the Madrid Commercial Registry and the deed will be delivered to the CNMV, the corresponding stock exchange markets and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the issued shares in its central registry. The Affiliated Participants will make the corresponding book entries in favour of the owners of the allocated shares, after which time the owners may request the certificates showing ownership of the issued shares from the Affiliated Participants.

7.             Admission to trading of the new Class A shares

It is resolved to request admission to trading of the new Class A shares issued by virtue of this capital increases resolution on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued Class A shares corresponding to the resolved capital increases, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchange markets and, in particular, regarding listing, maintenance of listing and delisting.

It is expressly noted that, if delisting of the Company's shares subsequently is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.

If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the Class A shares issued by virtue of this resolution on the New York Stock Exchange, by way of issue of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

In compliance with the provisions of sections 1 and 3 of article 35 bis of Securities Market Act 24/1988 of 28 July 1988, the Company, by means of the corresponding material disclosure to the National Securities Market Commission, will make all documentation related to the transaction available to the public, including the corporate resolutions, the report of the administrators and the auditor's report.

8.             Delegation of authority to implement capital increase resolutions

It is resolved to authorise the Board of Directors, under the provisions of article 297(1)(a) of the Capital Companies Act, as broadly as required by law, with express authority to delegate to its Delegated Committee, President or Chief Executive Officer so that, on a non-exhaustive basis, rather merely by way of illustration and not limitation, for a term of one year from the holding this General Meeting, it may:

(i)
Resolve to implement the capital increase corresponding to the annual dividend for the 2011 financial year and the capital increases corresponding to the dividends accrued by reason of conversion during the twelve following months, fix the issue date and delivery of new shares and fix the terms of the increases to

(Free translation from the original in Spanish language)

the extent not contemplated in this resolution. In particular, the Board of Directors is instructed and authorised: (i) to implement the capital increase to cover dividends accrued by reason of conversion in tranches; (ii) to determine the definitive amount of the capital increase for payment of the 2011 annual dividend and the capital increase tranches for payment of dividend accrued by reason of conversion after rounding using the process set forth in section 4 above; (iii) to determine the definitive amount of the 12 tranches corresponding to the dividend accrued by reason of conversion based on the corresponding reduction or reductions as a result of the number of shares requesting conversion and, if applicable, the cash payments that have been decided upon by the management body in accordance with the rules contemplated in section 3 above.

(ii)
To declare the capital increase corresponding to the 2011 annual dividend, and the subsequent increases corresponding to the capital increase tranches corresponding to the dividend accrued by reason of conversion to have been closed and implemented.

(iii)	To redraft section 1 of article 6 of the Bylaws related to capital to adjust it to the result of implementation of the successive capital increases.

(iv)
To execute the public deed reflecting the foregoing resolutions, and such others as may be necessary or appropriate for purposes of implementing the capital increases referred to above, determining the number of shares to be issued, redrafting article 6 of the Bylaws to adapt it to the number of shares resulting as they are issued by reason of payment of the annual minimum dividend or within the various monthly windows if the holders of the non-voting Class B shares exercise their conversion rights.

(v)	To exercise any rights and obligations deriving from the aforesaid public deeds.

(vi)
To draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the National Securities Market Commission (CNMV) or any other public agency, and to agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(vii)	If applicable, to appoint the company assuming the functions of agent for the capital increase and for that purpose to sign such agreements and documents as may be necessary.

(viii)
To apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(Free translation from the original in Spanish language)

(ix)
To apply for admission to trading of the Class A shares issued by virtue of capital increase resolutions on the New York Stock Exchange, by way of issuance of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

(x)
To take such actions as may be necessary and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolutions as regards any of their aspects and content; to apply for such entries or annotations as may be necessary in respect of the aforesaid capital increases, or any other question related thereto, appearing before the Commercial Registry or any other entity required for such purposes.

(xi)
If applicable, to correct and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registries, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.

(xii)
And, in order to exercise the foregoing authority, to take any actions or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.

9.	Qualified attendance quorum and majority

This resolution will require the constitution of the General Shareholders with a qualified attendance quorum will be required (50% on first call and 25% on second call), and the approval by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

10.	Condition precedent

The effectiveness of the aforesaid resolution is subject to the condition precedent that the resolutions constituting points Seventh, Ninth and Tenth of the Agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

(Free translation from the original in Spanish language)

NINE

Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

1.	Amendment of article 15 bis of the Bylaws and subsequent amendment of the Regulations of the General Shareholders Meeting

It is resolved to amend section a) of article 15 bis of the Company's Bylaws to exclude capital increases of the Company adopted after the holding of this General Meeting that are the result of resolutions adopted for purposes of implementing the distribution of the minimum dividend corresponding to the Class B convertible non-voting shares from the system of majorities contemplated in that article. Such share capital increases will instead be subject to the approval requirements contemplated by law.

Thus, the current version of section a) of article 15 bis of the Bylaws is repealed. After approval and entry into effect of this resolution, it will read as follows:

"a) Bylaws’ amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares."

As a result, article 15 bis of the Bylaws will read as follows:

"Article 15 bis. Special resolutions.

Without prejudice to the provisions of law, the favorable vote of 75 percent of the voting shares present or represented at a General Shareholders’ Meeting will be required for approval of the following matters:

a)     Bylaws’ amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b)     Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.

c)     Winding-up and liquidation of the Company.

d)     Suppression of preemption rights in monetary share capital increases.

e)     Change of the management body of the Company.

(Free translation from the original in Spanish language)

f)      Appointment of directors by theGeneral Shareholders’ Meetings, except when the nomination is by the Board of Directors."

Subsequently, it is resolved to amend the article 21 of the Regulations of the General Shareholders Meeting in order to reflect the removal of the qualified majority in the cases abovementioned. Thus, the article 21.2.a) will read as follows:

21.2.
(...)
“a) Bylaws’ amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares”.

2.      Condition precedent

The effectiveness of this resolution is subject to adoption of the resolutions constituting points Seventh, Eighth and Tenth of the Agenda for this Ordinary General Shareholders’ Meeting. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

3.      Separate voting

Since point Ninth of the Agenda is linked to point Seventh of the Agenda and under requirements for the approval of such resolution, in accordance with the provisions of articles 103 and 293 of the Capital Companies Law, this resolution proposal will be subject to approval by a double majority in a separate voting of the Class A shareholders and the Class B shareholders.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call) and the resolution must be approved by a favorable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Prisa’s Bylaws.

(Free translation from the original in Spanish language)

TEN

Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

1.         Issue of bonds mandatorily convertible into Class A shares

It is resolved to issue bonds mandatorily convertible into newly-issued Class A common shares of the Company to be carried out in two tranches (the "Bonds" and the "Issue") in accordance with the terms and conditions and subject to the bases for and forms of conversion indicated below.

1.1    Issue

The Issue will be carried out in two tranches.

(a)	Amount of the Tranche A of the Issue. The amount of the Tranche A of the Issue amounts to 334,000,000 Euros. This tranche is aimed to the creditor institutions as defined below.

(b)	Amount of the Tranche B of the Issue. The amount of the Tranche B of the Issue amounts to 100.000.000 Euros. This tranche is aimed to the investor as defined below.

It is noted that, in accordance with the provisions of article 510 of the Capital Companies Law, the limit set forth in article 405 of the Capital Companies Law does not apply.

1.2   Subscription and payment

(a)
Subscription and payment of the Tranche A of the Issue: the following creditor financial institutions (the “Creditor Institutions”) will be exclusively entitled to subscribe the Bonds included in the Tranche A of the Issue or any other creditor financial institution which is a lender under any of the credits described below at the time of issue:

☐	Alie Street Investments 12 Limited.
☐	Banca March, S.A.
☐	Banco Bilbao Vizcaya Argentaria, S.A.
☐	Kutxabank, S.A.
☐	Banca Monte dei Paschi di Siena SPA, Sucursal en Londres.
☐	Banco BPI, S.A. Sucursal en España.
☐	Banco Caixa Geral, S.A.
☐	Banco Cooperativo Español, S.A.
☐	Banco de Sabadell, S.A.
☐	Banco Español de Crédito, S.A.
☐	Banco Espirito Santo, S.A., Sucursal en España.
☐	Bank of America Securities.
☐	Banco Itaú BBA International, S.A. - London Branch.
☐	Banco Pastor, S.A.

(Free translation from the original in Spanish language)

>	Banco Popular Español, S.A.
>	Banco Santander, S.A.,
>	Bank Audi Saradar France.
>	Bankia, S.A.
>	Bankinter, S.A.
>	Bankoa, S.A.
>	BNP Paribas, Sucursal en España.
>	Caixa Banco de Investimento Sucursal Financiera Exterior.
>	Caixabank, S.A.
>	Citibank International, plc, Sucursal en España.
>	Crédit Agricole corporate and Investment Bank, Sucursal en España.
>	Commerzbank Aktiengesellschaft, Sucursal en España.
>	Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., Sucursal en España.
>	Fortis Bank, S.A., Sucursal en España.
>	Ibercaja Banco, S.A.U.
>	Instituto de Crédito Oficial.
>	Liberbank, S.A.
>	Banco Grupo Cajatres, S.A.
>	NCG Banco, S.A.
>	Société Général, S.A.
>	The Royal Bank of Scotland plc.
>	HSBC Bank plc.
>	HSBC Bank plc, Sucursal en España.
>	Natixis, Sucursal en España.

The subscription of the Bonds included in the Tranche A of the Issue has been offered to all the Creditor Institutions. Nonetheless, the Company has received from HSBC Bank Plc, Office in Spain (“HSBC”), CaixaBank, .S.A and Banco Santander, S.A. commitments to subscribe the Bonds for the entire amount of the Tranche A of the Issue subject to the following conditions:

(i).	the authorization of the exchange of the credits of this agreement of Issue of Bonds by the creditor financial institutions of the Company pursuant to the majorities applicable.
(ii).
the approval of the agreements included in the Agenda under points Seventh, Eighth and Tenth of this Shareholders General Meeting, as well as the its authorization, if applicable, by the financial creditors of the Company.

(iii).
compliance with all the conditions for the subscription of the Bonds provided in the “Indicative mandatory convertible term sheet”, including the issue and subscription in full and simustaneously of Tranche A and Tranche B.

Subscription of Bonds included in the Tranche A of the Issue will occur on the date the mentioned conditions are met and the deed regarding the Issue is executed which will be registered with the Commercial Registry and the relevant notice in the Madrid Commercial Registry Gazette (Boletín Oficial del Registro Mercantil) has been published ("Closing Date").

(Free translation from the original in Spanish language)

The Creditor Institutions may pay for and subscribe the Bonds by exchange of the following loans:

>	Syndicated credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that a syndicate of accrediting entities, acting HSBC as agent, lent to the Company on 19 May 2006 for an amount of 1,600,00,000 Euros (after, increased to 2,050,000,000 Euros).
>
Bridging credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that a syndicate of accrediting entities, acting HSBC as agent, lent to the Company on 20 December 2007 for an amount of 4,230,000,000 Euros.

>
Subordinated credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that HSBC lent to the Company on 20 December 2007 for an amount of 200,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Bilbao Vizcaya Argentaria , S.A. lent to the Company on 29 July 2002 for an amount of 20,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that CaixaBank, S.A. (before Caixa D’Estalvis i Pensions de Barcelona) lent to the Company on 1 June 2009 for an amount of 25,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Santander, S.A lent to the Company on 27 November 2008 for an amount of 20,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Español de Crédito, S.A. lent to the Company on 17 October 2002 for an amount of 25,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Bankia, S.A. (before Caja de Ahorros y Monte de Piedad de Madrid) lent to the Company on 7 October 2002 for an amount of 25,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Sabadell, S.A. lent to the Company on 1 June 2007 for an amount of 15,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Bankinter, S.A.. lent to the Company on 21 November 2002 for an amount of 15,000,000 Euros.

The amount of the Tranche A will be distributed by the Company among the Creditor Institutions which decide to subscribe the Bonds by means of exchange of the credits mentioned above.

These credits, in the amounts their holders agree to use for subscription, will satisfy in the moment of their exchange the requirements established in article 301 of the Capital Companies Law, as shown on the report prepared by the Board of Directors at the request of Promotora de Publicaciones, S.L. (hereinafter, “Applicant Shareholder”), whom requested the inclusion of this proposed resolution as a point of the agenda of the Ordinary Shareholders Meeting (scheduled for the next 29 June on first call and for the 30 June on second call) through a request of addendum pursuant to article 519 of the Capital Companies

(Free translation from the original in Spanish language)

Law. The compliance with the requirement of the article 301 for the capitalisation of credits has been confirmed by the certificate issued in the form of a special report on 13 June 2012 by the Company's auditor, Deloitte, S.L., a Spanish entity with registered office at Pablo Ruiz Picaso 1, Torre Picaso, 28020, with tax identification number (NIF) number B-79104469.

The report made by the Board of Directors has been issued at the request of the Aplicant Shareholder and in compliance with the provisions of both article 286 of the Capital Companies Law, regarding proposals for amendments of the regulations, and, by way of analogy, article 301 for capital increases by way of capitalization of credits.

(b)
Subscription and payment of the Tranche B of the Issue: the Bonds included in the Tranche B of the Issue will be subscribed and paid in cash by Telefónica, S.A. (or other Company of the group of Telefónica) (the “Investor”) on the Closing Date.

The Company has received from the Investor the commitment to subscribe the Bonds for the total amount of the Tranche B of the Issue, subjet to the same terms and conditions as the commitment of subscription of Tranche A.

Notwithstanding, it is provided the uncomplet subscription of both tranches. Consequently, the Issue will be limited to the amount corresponding with the face value of the bonds effectively subscribed and paid by the investors, having no effects for the rest.

1.3
Issue price, face value and representation: The Bonds are issued at par, are in registered form, and have a unit face value of 100,000 Euros. The Bonds are of a single series and will be represented by registered certificates.

1.4
Interest rate. The Bonds accrue monthly interest from their issue by reference to the face amount and payable at the end of each year equal to Euribor + 415 basic points, which corresponds to the current interest rate payable under the subordinated lending agreement executed by the Company and HSBC Bank Plc, Office in Spain on 20 December 2007.

1.5	Maturity date. The Bonds will have a term of 2 years, for which reason they will mature on the date two years after the Closing Date (“Final Closing Date”).

When the final maturity date arrives, the Bonds which had not been converted before will be converted mandatorily into Class A common shares.

1.6	Conversion. Bases for and forms of conversion

a)
Conversion of the Bonds. The bondholders may request their conversion into Class A shares at any time before the Final Maturity Date. In this case, the Company shall issue Class A shares resulting from the Conversion Price within the month following the request of early conversion. The Bonds shall be mandatorily converted into Class A common shares on the Final Maturity Date. The interest accrued and not paid until the Conversion Date will be paid in cash.

(Free translation from the original in Spanish language)

b)	Conversion Price. The price of the Prisa shares for purposes of conversion will be 1.03 Euros.

The Conversion Price will be be adjusted in the following circumstances according to market standards and also to the economic effect that such circumstances may have to the value of the Bonds:

(i)	Transactions granting pre-emption rights, warrants or equivalentinstruments to the shareholders.

(ii)	Capital increases by way of capitalisation of reserves, profits or issue premium and by way of distribution of shares or split or reverse split transactions.

(iii)	Capital increases by way of capitalisation of reserves, profits or issue premium through an increase in the par value of the shares.

(iv)	Distribution of reserves or issue premium.

(v)	Award to shareholders of financial asset instruments other than shares.

(vi)	Absorption, merger, spinoff or split-up.

(vii)	Acquisition of own shares at a premium above the market price of the share.

(viii)	A change in the allocation of dividends by way of issuing preferred or nonvoting shares or other preferred equity instruments.

In addition, in the case the payment of dividends for Class A shares before the conversion of Bonds takes places, the Conversion Price of the Bonds will be adjusted likewise taking into account the amount paid.

Likewise, in the event that, from 5 June 2012 and until the Final Maturity Date, the Company issues or undertakes to issue Class A shares, or securities or bonds convertible into Class A Shares, to be subscribed by means of contributions in cash (including debt capitalization), at an issue price below the Conversion Price applicable from time to time, such Conversion Price will be automatically adjusted to the issue price of the new Class A shares, or the conversion price of the securities or bonds, as the case may be.

For the purposes of this provision, Prisa shall be deemed to have undertaken such issue when it is either approved by the company´s shareholders meeting or by its board of directors, or it is committed by any other person with capacity to bind Prisa, and such resolution or binding commitment incorporates such lower price or the parameters to determine it.

In no case will there be an adjustment of the Conversion Price as a result of the issue of Class A common shares upon the Conversion of Class B shares, according to the conditions established in the Prisa’s Bylaws at the date of adoption of this resolution.

(Free translation from the original in Spanish language)

Likewise, there will be no adjustment of the Conversion Price as a result of the payment of the dividend of Class B shares in Class A common shares, in cash, or in the form of a combination of both, provided that the issue ratio of the Class A common shares is not a discount to Conversion Price applicable at any time over the 5%.

For clarification purposes, it will not be applicable the adjust neither in relation to the resolutions adopted in the General Meeting of Shareholders.

c)
Conversion Rate. The number of common Class A shares that will be delivered to the bondholders will be determined by dividing the face amount of the corresponding Bonds by the Conversion Price in the maturity date. Thus, the conversion rate will be 97,087.37 Class A shares per Bond and the amount of capital that would be necessary to cover conversion of all of the Bonds at the initial moment, assuming that all are converted into new Class A shares at the Conversion Price, is 434,000,000 Euros, including face value and share premium.

1.7	Other terms and conditions

(a)	Security. The Issue is secured by the property of the Company, not being specially secured by any third party guarantee.

(b)
Rules governing priority. The Bonds are direct and unconditional obligations, contractually subordinated to the Company's bank syndicated indebtedness, and otherwise unsubordinated and ranking pari-passu and pro-rata, without any preference among them or as regards the other existing or future unsecured and unsubordinated debts of the Company except for, in the case of bankruptcy, those debts that may enjoy a priority as provided in mandatory laws of general application.

(c)	Transferability and admission to trading: The Bonds will be freely transferable. Admission to trading of the Bonds will not be sought on any secondary market.

(d)
Change of control: The Bonds will be subject to the resolutions regarding the change of control provided in the Senior Financial Agreement of 19 March 2006, amended on 26 December 2011, amedment that was notarized through a deed issued by the Notary Public of Madrid, Rodrigo Tena Aguerri, with protocol number 2631.

1.8	Syndicate of Bondholders and Commissioner.

A Syndicate of Bondholders is formed under the name "Syndicate of Bondholders for the 2012 Convertible Bond Issue of Promotora de Informaciones, S.A.", which will act in accordance with its Regulations and the Capital Companies Law. Matilde Casado Moreno is appointed as temporary Commissioner. The content of the regulations will be substantially as attached to

(Free translation from the original in Spanish language)

these resolutions as Annex 1, notwithstanding what provided in the article 421 of Spanish Companies Law.

2.        Resolution to exclude pre-emption rights

It is resolved to exclude the pre-emption rights of the Company's shareholders regarding the issue of Bonds, in accordance with article 417 of the Capital Companies Law.
Suppression of the pre-emptive rights of shareholders of the Company has been duly explained based on the requirements of the corporate interest and the reasons set forth by the administrators in the corresponding report requested by the Applicant Shareholder and which has been made available to the shareholders from the time of publication of the addendum to the General Meeting. Also, KPMG Auditores, S.L. as an auditor other than the Company's auditor appointed by the Madrid Commercial Registry has issued a Special Report which contains a technical opinion regarding the reasonableness of the information included in this report, as well as the appropriateness of the conversion ratio and, if applicable, the adjustment formulas therefor, to compensate for possible dilution of the economic interests of the shareholders, under the provisions of articles 414, regarding the bases for and forms of conversion, and 417, regarding exclusion of pre-emption rights, of the Capital Companies Law, which also has been made available to the shareholders from the time of the publication of the addendum to the General Meeting. The aforesaid report is attached to these resolutions as Annex 2.

3.        Resolution to increase capital as necessary to cover conversion of the Bonds

In accordance with the provisions of article 414 of the Capital Companies Law, it is resolved to increase the Company's capital by the amount necessary to cover such conversion of Bonds up to an initially contemplated maximum of 421,359,223 Class A shares, corresponding to the maximum number of Class A shares to be issued by the Company based on the Conversion Price, but subject to such possible changes as may occur as a result of adjustments of the Conversion Price as set forth in this agreement.

The aforesaid capital increase will be implemented by the Board of Directors or, in the event of delegation, by any of its members, Delegate Commission, the President and the Chief Executive Officer, by issuing new Class A common shares having the same par value and the same rights as the Class A common shares outstanding on the date of implementation of the corresponding resolution increasing capital. When the Board of Directors so implements this resolution it will redraft the article of the Bylaws related to capital.

The final number of new Class A common shares that will be issued upon exercise of the conversion right will be determined by dividing the face amount of the corresponding Bonds by the Conversion Price in effect on the pertinent conversion date.

In accordance with the provisions of article 304.2. of the Capital Companies Law, the shareholders of the Company will have no pre-emption right as regards the capital increases resulting from conversion of the Bonds into Class A shares.

It is resolved to apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges through the Exchange

(Free translation from the original in Spanish language)

Interconnection System (Continuous Market). The Board of Directors is authorised in turn to delegate to the Delegate Commission, the President and the Chief Executive Officer so that any of them, without distinction, may make the corresponding applications, prepare and present all appropriate documents on the terms they deem to be appropriate and take such actions as may be necessary to that end.

4.        Reports and Terms and Conditions

From the time of the publication of the addendum to the General Meeting the corresponding proposed text of the resolution has been made available to the Company's shareholders, as have, for the purposes contemplated in article 519.1 in relation to the articles 297.1. a), 414 and 417 and 286 of the Capital Companies Law, the explanatory report of the proposed resolution issued by the Board of Directors at the request of the Applicant Shareholder, the certification issued as special report by the Company’s auditor for the purposes of the article 301 of the Capital Companies Law and the required report of the Auditor other than the Company's auditor appointed by the Commercial Registry.

5.        Delegation of authority

Without prejudice to the specific delegations of authority set forth in the preceding sections, it is resolved to authorise the Board of Directors as broadly as required by law, with express authority to subdelegate to the Delegate Commission, the President and the Chief Executive Officer so that any of them, without distinction, may implement this resolution, in particular, by way of illustration and not limitation, being authorised:

(a)	to determine and confirm if condition precedent to which this resolution is subject has been fulfilled;
(b)
to determine the date or dates of issue; the subscription procedure; to develop the bases for and forms of conversion and, in general, to set any other condition of the Issue, specifying all issues non covered herein (in particular, agree with the Creditor Institutions and the Investor on the final terms and conditions of the Bonds and adapt, if applicable, the Regulations of Syndicate of Bondholders); to adopt the decisions to be made by the Company pursuant to the Issue over the terms thereof;

(c)
to implement the resolution to increase the Company's capital by issuing and placing in circulation, on one or more occasions, the Class A shares representative thereof that are necessary to carry out the conversion of the Bonds, and to redraft the article of the regulations related to capital, leaving the part of that capital increase that is not necessary for the conversion into Class A shares with no effect, and to apply for admission to trading of the Class A shares so issued on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, through the Exchange Interconnection System (Continuous Market);

(d)
to publish the notices related to the Issue, to appear before a notary and execute the corresponding public deed of issue of the Bonds covered by this resolution, as well as the notarial certification of subscription and closing of the Issue, if the subscription is documented separately, and to request registration of the aforesaid public deed and notarial certification, if any, in the Commercial Registry. Also, to draft and file any notice or documentation that is necessary or required in respect of the Bonds with any agency, management centre or authority;

(Free translation from the original in Spanish language)

(e)
to negotiate and sign or, if applicable, countersign or acknowledge, on the terms it deems to be most appropriate, such contracts as may be required with the financial institutions, if any, participating in the issue and placement of the Bonds;

(f)
on behalf of Prisa to execute such public or private documents as may be necessary or appropriate for the issue of the Bonds covered by this resolution and, in general, to take such actions as may be necessary for implementation of this resolution and effective placement of the Bonds; and

(g)
to correct, clarify, interpret, specify or supplement the resolutions adopted by the General Shareholders Meeting, in such deeds or documents as may be executed in implementation thereof and, in particular, such defects, omissions or errors, substantive or formal, as may prevent entry of the resolutions and the consequences thereof in the Commercial Registry, Official Registries of the National Securities Market Commission, or any others.

6.        Condition precedent

The effectiveness of this resolution is subject to adoption of the resolutions constituting points Seventh, Eighth and Ninth of the Agenda for this Ordinary General Meeting of Shareholders. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

7.        Separate voting

Given its relationship to the Seventh resolution on the Agenda, and in accordance with the requirements imposed for adoption of that resolution under the provisions of articles 103 and 293 of the Capital Companies Law, this proposed resolution also will be submitted for separate voting by the holders of Class A shares, and the holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

(Free translation from the original in Spanish language)

ANNEXES

Annex 1: Regulations of the syndicate of bondholders

Annex 2: Report of KPMG Auditores, S.L. the auditor appointed by the Commercial Registry regarding article 417 of the Capital Companies Law (exclusion of pre-emption rights)

**************************

(Free translation from the original in Spanish language)

REGULATIONS OF THE SYNDICATE OF BONDHOLDERS
ISSUE OF MANDATORILY CONVERTIBLE BONDS

TITLE I: INCORPORATION, NAME, PURPOSE, ADDRESS AND DURATION OF  THE SYNDICATE OF BONDHOLDERS

Article 1.- Incorporation. The syndicate of Bondholders of the issue of mandatorily convertible bonds of Promotora de Informaciones, S.A. (thereinafter, the “Bonds”) shall be incorporated, once the Public Deed of the Issue has been filed with the Commercial Registry as corresponding entries are practiced.

The Syndicate of Bondholders shall be governed by these Regulations and by the consolidated version of the Capital Companies Act and other applicable legislation.

Article 2.- Name. The syndicate shall be named “Syndicate of Bondholders of the Issue of Convertibles and/or Exchangeable Bonds of Promotora de Informaciones, S.A. 2012”.

Article 3. Purposes. The Syndicate of Bondholders is formed for the purpose of protecting the lawful interest of Bondholders vis-à-vis the Company, by means of the exercise of the rights granted by the applicable laws and the present Regulations.

Article 4.- Address. The address of the Syndicated shall be located at Gran Vía 32, 28013, Madrid.

Article 5.- Duration. The Syndicate of Bondholders will last until the maturity date of the Bonds, i.e. 2 years since the subscription date, unless if the early conversion of all the bonds takes place, in such case the Syndicate will expire at the date it took place.

Article 6.- Syndicate management bodies. The management bodies of the Syndicate are:

a)	The General Meeting of Bondholders; and

b)	The Commissary.

TITLE II.- THE GENERAL MEETING OF BONDHOLDERS

Article 7.- Legal nature. The General Meeting of Bondholders, duly called and constituted, is the body of expression of the Bondholders’ will and its resolutions are binding for all the Bondholders in the way legally stated.

Article 8.- Calling. The General Meeting shall be convened by the Board of Directors of the Company or by the Commissary, when they may deem it convenient.

Nevertheless, the Commissary shall convene a General Meeting when Bondholders holding at least the twentieth of the bonds in circulation so request it in writing, expressly indicating the purpose of the calling. In such case, the meeting shall be held in the following month of the receipt of the written notice by the Commissary.

Article 9.- Procedure for convening meetings. The General Meeting of Bondholders shall be convened by an individual written communication to each of the Bondholders, at least one month before the date set for the meeting and by notice published, likewise, at least a month before the date set for the meeting, in the web site of the Company. The notice shall state the place and the date for the meeting, the agenda for the meeting and the way in which ownership of Bonds shall be proved in order to have the right to attend the meeting.

(Free translation from the original in Spanish language)

In the cases provided in article 423.2 of the Capital Companies Act, the General Meeting of Bondholders shall be convened in accordance with the requirements established in such article and the manner established in this Act for the general meeting of shareholders.

Article 10.- Right to attend meetings. Bondholders who have acquired this condition not less than 5 trading days prior to the date of the general meeting shall be entitled to attend such meeting. The members of the Board of Directors of the Company shall have the right to attend the meeting even if they have not been requested to attend.

Article 11.- Proxies. All Bondholders with a right to attend General Meetings shall be entitled to delegate their representation to any third party at the meeting. The right to represent shall be conferred in writing for each meeting.

Article 12.- Quorum for meeting and to pass resolutions. Unless otherwise provided in the Bylaws, the General Meeting shall be entitled to pass resolutions if attending Bondholders represent at least 80% of the entire amount of the Bonds in circulation. These resolutions shall be approved by, at least, the 80% of the Bondholders calculated from the votes corresponding for the attendees. When not achieved the concurrence of at least 80% of the bonds in circulation, the general meeting may be convened, one month after the first meeting, and may then approve resolutions with a majority of 80% calculated from the votes corresponding the attendees. Notwithstanding the above, the general meeting shall be deemed convened and validly constituted to deal with any matter, as long as all Bondholders are present or dully represented and attendees unanimously agree to hold the general meeting.

Article 13.- Voting rights. In the meetings of the General Meeting, each Bond shall confer the right to one vote.

Article 14.- President of the General Meeting. The Commissary shall be the president of the General Meeting and shall chair the discussions and shall have the right to bring the discussions to an end when he considers it convenient and shall put matters to the vote.

Article 15.- Attendance list. Before entering the agenda for the meeting, the Commissary shall form the attendance list, stating the representation of each of them and, if applicable, the number of Bonds at the meeting both directly owned and/or represented.

Article 16.- Powers of the General Meeting. The General Meeting may pass resolutions necessary:

a)	For the best protection of Bondholders’ lawful interest vis-à-vis the Company;

b)	To dismiss or appoint the Commissary and, if applicable, the deputy Commissary;

c)	To exercise, when appropriate, the corresponding legal claims; and

d)	To approve the expenses caused by the defense of the Bondholder’s interest.

Article 17.- Minutes. The minutes of the General Meeting of Bondholders may be approved by the general meeting after the meeting has been held, or, failing this, and within a fifteen days term, by the Commissary and two Bondholders appointed for such purpose by the general meeting.

(Free translation from the original in Spanish language)

Article 18.- Certificates. The certificates of the minutes shall be issued by the Commissary or its substitute.

Article 19.- Individual exercise of actions. The Bondholders will only be entitled to individually exercise judicial or extrajudicial claims when such claims do not contradict the resolutions adopted by the Syndicate within its powers and are compatible with the faculties conferred upon the Syndicate.

Article 20.- Collective exercise of actions. The procedures or actions affecting the general interest of the Bondholders may only be addressed on behalf of the Syndicate under an authorization of the General Meeting of Bondholders, and shall compel all the Bondholders, without distinction, except for the right to challenge the General Meeting resolutions established by law.

Any Bondholder willing to promote a claim of this nature, must submit it to the Commissary of the Bondholders, who shall convene the General Meeting, if he estimates the claim based.

If the General Meeting rejects the proposition of the Bondholder, no other Bondholder could file the claim, in particular interest, to the Courts of Justice, unless there is a clear contradiction with the resolutions and the Regulations of the Syndicate.

TITLE III.- COMMISSARY

Article 21.- Nature of the Commissary. The Commissary has the legal representation of the Syndicate and shall be the body for liaison between the Syndicate and the Company.

Article 22.- Appointment and duration of the office. Notwithstanding the appointment in the resolution for the issue approved by the Board of Directors, which will require the ratification of the General Meeting, this latter shall have the faculty to appoint him and he shall exercise his office while he is not dismissed by the general meeting.

Article 23.- Faculties. The Commissary shall have the following faculties:

(a)	To attend the granting of the resolution of issue and subscription on behalf of the Bondholders and to protect their common interest;

(b)	To convene and chair the General Meeting of Bondholders;

(c)	To inform the Company of the resolutions passed by the Syndicate;

(d)	To control the payment of the remuneration, as well as any payment shall be made to the Bondholders by any concept;

(e)	To execute the resolutions of the General Meeting of Bondholders;

(f)	To exercise the actions corresponding to the Syndicate; and

(g)	In general, the ones granted to him in the Law and the present Regulations.

Article 24.- Deputy Commissary. The General Meeting may appoint a Deputy Commissary that shall replace the Commissary in the absence of performance of its function.

(Free translation from the original in Spanish language)

The Company may appoint provisionally a Deputy Commissary at the time to adopt the resolution for the issue of Bonds, which may be ratified by the General Meeting of Bondholders.

TITLE IV.- JURISDICTION

Article 25.- Jurisdiction. For any dispute relating with the Syndicate that may be raised, the Bondholders shall submit to the courts and tribunals of the city of Madrid, with express waiver of their own forum. This submission is without prejudice to the imperative forum that may be applicable in accordance with current legislation.

(Free translation from the original in Spanish language)

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A.

Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act

KPMG Auditores, S.L.
This report contains 6 pages
This report contains 1 appendix

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

To the shareholders of
Promotora de Informaciones, S.A.

In accordance with articles 414 and 417 of Royal Legislative Decree 1 of 2 July 2010, which approves the revised Spanish Corporations Act (hereinafter the "LSC") and with the engagement commissioned by Promotora de Informaciones, S.A. (hereinafter "Prisa" or "the Company"), and having been appointed on 19 April 2012 by Mr. Jose Antonio Calvo y Gonzalez de Lara, Mercantile Registrar number IX of Madrid in relation to case number 193/2012, we issue this Special report on the proposed issue of bonds for compulsory conversion into Company shares without pre-emptive subscription rights.

1 Background and objective of our engagement

According to the information received, pursuant to article 519 of the LSC, the last 2 June 2012 Promotora de Publicaciones, S.L., shareholder of Prisa, holding over 5% of the share capital of the Company requested to be included, among other, a proposed resolution related to issue of bonds mandatorily convertible into Class A common shares of Prisa in two tranches, Tranche A in an amount of 334 million Euros and Tranche B in an amount of 100 million Euros with exclusion of pre-emption rights and subscription the Tranche A by way of exchange of loans and the Tranche B by cash payment (hereinafter "Issue of Prisa's Convertible Bonds"). The aforesaid resolution proposal will be submitted for approval under point tenth of the agenda for the Ordinary General Meeting of Shareholders called for 29 June 2012, on first call, or if a sufficient quorum is not achieved on that call, on 30 June 2012, on second call.

In particular, the Company has received from HSBC Bank Plc, Office in Spain, CaixaBank, S.A. and Banco Santander, S.A. commitments to subscribe the Bonds included in the Tranche A for the entire amount of the Issue of Prisa's Convertible Bonds. Likewise, the Company has received from the Investor the commitment to subscribe the Tranche B of the Issue of Prisa's Convertible Bonds. Both commitments are subject to the conditions explained on Section 3.6. of the Report and appendices prepared by the Board of Directors of the Company.

In accordance with articles 414 and 417 of LSC, on 19 April 2012 we were appointed by Mr. Jose Antonio Calvo y Gonzalez de Lara, Mercantile Registrar number IX of Madrid in relation to case number 193/2012, to issue this Special report.

The purpose of our work was not to certify the bond issue or conversion price. The scope of our work included the following:

●
To state, after applying the procedures established in the technical standard on the preparation of special reports on the convertible bond issues pursuant to article 292 of the Revised Spanish Companies Act (replaced by article 414 of the LSC), whether the report drawn up by the Directors of the Company contains the required information specified in the aforementioned standard, which includes an explanation of conversion terms and conditions.

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

•
To issue a professional judgement on the reasonableness of the information in the report prepared by the Board of Directors and on the appropriateness of the conversion ratio and, where relevant, on the adjustment factors used to offset potential dilution of shareholders' interests, pursuant to article 417 of the LSC.

2 Procedures carried out in our engagement

The procedures carried out, which were aimed solely at fulfilling the described objectives, were as follows:

•	Procurement of the following information:

-	Document submitted to Madrid Mercantile Registry number IX by Prisa on 15 March 2012 requesting the appointment of an auditor to prepare the Special report.

-	Appointment by Madrid Mercantile Registry number IX of KPMG Auditores, S.L. on 19 April 2012 to draw up the aforementioned Special report.

-	Consolidated annual accounts of the Company for the year ended 31 December 2011 and unqualified audit report thereon issued by Deloitte, S.L. on 26 April 2012.

-	Pursuant to Article 519.1 of the LSC, reason for the request dated 2 June 2012 for an addendum to the announcement of Prisa's annual General Meeting relating to point tenth of the proposed agenda.

Report and appendices prepared by the Board of Directors of the Company and dated 13 June 2012 setting out the terms and conditions for the conversion which is attached, as mentioned earlier, as an appendix to this report (hereinafter "Report of the Board of Directors").

-	Minutes of the Board of Directors for the period from 1 January 2011 to the date of thisreport.

-	Minutes of the annual general meeting of shareholders for the period from 1 January 2011 to the date of this report.

-	Information and explanations by Company management regarding subsequent events, mainly in relation to the following matters:

•
Contingent liabilities or significant commitments at the date of the latest audited annual accounts and, if applicable, existence of any contingent liabilities and significant commitments at the date of our report.

•
Changes in share capital or significant changes in non-current debt or working capital that might have occurred between the date of the last audited annual accounts and the date of our report, if applicable.

2

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones,
Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

•	Any changes in accounting principles to date.

•	Any events that could significantly affect the Company's financial statements.

-
Explanations provided by Company management on the reasons given by the Directors in their report regarding the Company's interest in justifying the proposal of a convertible bond issue and the total suppression of pre-emptive subscription rights, and on the investors who are to receive the convertible bonds.

-	Any other information considered useful for our work.

•
We have verified that the report issued by the Board of Directors contains the information considered necessary and sufficient to Issue of Prisa's Convertible Bonds, in accordance with the aforementioned technical standard, for an adequate interpretation and comprehension by the recipients of the report. This report should set out the following information:

—	Explanation of the terms and conditions of the conversion.

—	Identification of the deadline for conversion.

-	Audit report on the latest approved consolidated balance sheet.

-
Confirmation that the total amount of the issue does not exceed the paid-in share capital plus reserves as disclosed in the latest approved consolidated balance sheet and the balance sheet adjustment accounts, once these have been accepted by the Ministry of Economy and Finance.

According to the aforementioned report, pursuant to article 510 of the LSC the limit contemplated in article 405.1 of the LSC does not apply to this issue.

-
Indication of the amount of share capital needed for the conversion, based on the number of existing convertible bonds outstanding and the issuer's own shares or shares in a wholly-controlled subsidiary, provided the terms of the conversion allow this amount to be determined.

-	Submission of the issue conditions and of the Company's capacity to formalise them, when they are governed by law, in accordance with the clauses contained in the articles of association.

-
Detail of guarantees issued in favour of current and future issue holders and coverage provided by them as a proportion of the issue amount. In this case, it does not apply given that the bonds with compulsory conversion being issued are not subject to a special guarantee.

Specification of the priority rules pursuant to article 410 of the LSC.

3

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

-	Confirmation that, in accordance with article 407 of the LSC, the bond issue shall be raised to public deed which shall set forth the following information:

•	Name, share capital, purpose and address of the issuer.

•	Issue terms and conditions and the date and deadlines for the subscription period.

The nominal amount, interest, maturities, issue premiums and costs for the bonds, if any.

•	Total amount and series of the securities to be placed on the market.

•	Issue guarantees.

•	Fundamental rules that shall govern the legal relationship between the Company and the syndicate of bondholders, and characteristics of this syndicate.

-	Information on significant subsequent events.
-	Reasons for the suppression of shareholders' pre-emptive subscription rights when subscribing the convertible bonds.

•	We have verified the valuation method calculations used by the Directors to determine the conversion terms and conditions.

•	We have verified that the issue price of the convertible bonds is not below their nominal value.

•
We have verified that the price for conversion of the bonds into new shares, set at Euros 1.03 per share, is not below the nominal amount of the shares into which they would be converted, although the issue price is below the underlying net book value disclosed in the Company's audited consolidated annual accounts at 31 December 2011 (latest audited financial statements).

In accordance with the information contained in Prisa's consolidated annual accounts as at 31 December 2011, the nominal amount of the shares is Euros 0.10 per share and their underlying net book value totals Euros 1.92.

•
We have verified that the accounting information contained in the report issued by the Directors is consistent with the accounting data of the entity used as a basis to prepare the consolidated audited annual accounts for the year ended 31 December 2011.

•
We have verified that the report of the Board of Directors sets forth the most significant events, if any, occurring subsequent to approval of the latest audited consolidated accounts, and that they have been confirmed by a member of the board invested with sufficient powers to represent the Company's Board of Directors by means of the representations letter received prior to issuing our final report.

4

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

•	We have read the available minutes to the general shareholders' meetings and Board of Directors' meetings held in the last year and up to the date of this report.

•
We have evaluated the reasonableness of the information contained in the report of the Board of Directors to support the proposal for the Issue of Prisa's Convertible Bonds without pre-emptive subscription rights arising from the application of the conversion ratio.

•	We have analysed the appropriateness of the conversion ratio and, where relevant, the adjustment factors used to offset potential dilution of shareholders' interests.

•
We have procured a letter signed by a board member invested with sufficient powers to represent the Company's Board of Directors confirming that we have been provided with all relevant assumptions, data and information, and with all the information necessary to prepare our report, and that no subsequent events that could have a significant effect on the results of our work have occurred up to the date of this Special report and not been notified to us.

3 Relevant issues to consider when interpreting the results of our engagement

Both our interpretation of the requirements set forth in articles 414 and 417 of the LSC and the opinions expressed in this report imply, in addition to objective factors, other subjective factors that require judgement. Consequently, it is not possible to ensure that third parties will necessarily agree with the interpretation and judgements expressed herein.

The information required for our work was provided to us by Management of Prisa or obtained from other public information sources.

Our work has not included a comparison of the information obtained from public sources with evidence from outside Prisa. Nonetheless, to the extent possible, we have verified that the information presented is consistent with other data obtained during the course of our work.

We are not obliged to update our report to reflect any events which may arise subsequent to the date of issue thereof. The content of this report should be considered to refer to all information received on events occurring prior to the date of the report.

We have assumed that all authorisations and registrations required, for the purposes of the foreseen transaction, in Spain and other jurisdictions in which Prisa is present, and which have a significant impact on our analyses, will be obtained with no adverse effect for either of the Company or the benefits expected to be generated on the transaction.

Finally, our work is of an independent nature and will not, therefore, constitute a recommendation to Management of Prisa, shareholders thereof or third parties regarding the position they should adopt in relation to the foreseen Issue of Prisa's Convertible Bonds.

5

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

4 Conclusion

In accordance with the work carried out, the scope described in the preceding paragraphs and subject to the relevant aspects to consider when interpreting the results of our work, which was performed for the sole purpose of fulfilling the requirements set forth in articles 414 and 417 of the LSC, it is our professional judgement that:

•	the accompanying report drawn up by the Board of Directors of Promotora de

Informaciones, S.A. on the proposed issue of bonds convertible into Company shares without pre-emptive subscription rights, contains the required information specified in the technical standard for the preparation of special reports on convertible bond issues in accordance with article 292 of the Revised Spanish Companies Act (replaced by article 414 of the LSC),

•	the information contained in the aforementioned report drawn up by the Board of Directors of the Company is reasonable as it is adequately documented and expressed,

•
the ratio for the conversion of convertible bonds into Company shares without pre-emptive subscription rights and, where relevant, the adjustment factors used to offset potential dilution of shareholders' interests are appropriate given the context for the transaction and the special circumstances surrounding the Company.

This Special report and the information contained herein have been prepared solely for the purposes set forth in articles 414 and 417 of the LSC and should not, therefore, be used for any other purpose.

[Spanish report signed]

Ana Martinez Ramon
Partner

KPMG Auditores, S.L.

13 June 2012

6

ELEVEN

Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

1.      To revoke the authorisation granted by the Extraordinary General Meeting of 27 November 2010, in section 2 of point seventh of the agenda therefor (Authorisation for direct or indirect derivative acquisition of own shares, within the legal limits and requirements), to the extent not used.

2.      To authorise derivative acquisition of Class A and/or Class B shares of the Company, directly or through any of its subsidiaries, by purchase or by any other inter vivos act for consideration, for a maximum term of 5 years from the holding of this Meeting.

3.      To approve the limits or requirements for these acquisitions, which will be as follows:

•
The par value of the shares acquired directly or indirectly, added to that of those already held by the Company and its subsidiaries and, if applicable, the controlling company and its subsidiaries, at no time will exceed the permissible legal maximum.

•	The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

•
A restricted reserve may be established within net worth in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve shall be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authorising.

•
The acquisition price may not be less than par value or more than 20 percent higher than market price. The transactions for the acquisition of own shares will be accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

4. Express authorisation is granted for the Class A and/or Class B shares acquired by the Company or its subsidiaries pursuant to this authorisation, and those owned by the Company at the date of holding this General Meeting, to be used, in whole or in part, to facilitate fulfilment of the Plan for delivery of shares approved by the Extraordinary General Meeting of 27 November 2010.

(Free translation from the original in Spanish language)

TWELVE

Non-binding voting on the Remuneration Policy Report.

In accordance with Article 61 ter of the Securities Market Law, approve in an advisory capacity, the Remuneration Policy Report approved by the Board of Directors, on a proposal from the Nominations and Compensations Committee, regarding the remuneration policy of the Board of Directors and Management Team for 2012, with information on how the remuneration policy applied during the year 2011, whose full text was made available to the shareholders along with the rest of the documentation of this general meeting.

(Free translation from the original in Spanish language)

THIRTEEN

Information to the Shareholders on amendments to the Regulations of the Board of Directors.

In accordance with Article 528 of Companies Act, the General Shareholders Meeting is informed that the Regulation of the Board of Directors of Promotora de Informaciones, SA has been amended by resolution of the Board of Directors held on June 24, 2011, mainly for:

i.
Regarding the qualification of the different types of Directors, refers to the definitions settled in the Unified Code of Good Governance, and additionally, to the extent that the Company's Shares are listed, directly or indirectly, through other financial instruments in the New York Stock Exchange (NYSE), provides that the Company will adjust the definitions of the type of directors to the definitions approved by that Stock Exchange.

ii.	Develop the powers of the President, in the context of its functions of organizing the Board.

iii.	Modify the denomination of the Executive Commission to Delegated Commission and to carry out certain modifications in its composition.

iv.	Develop standards relating to attendance in person or by proxy, at meetings of the Board.

v.	Delete the figure of the Honorary Director

vi.	Modify some aspects of the composition and powers of the Audit Committee.

vii.
Split the Corporate Governance, Nominations and Compensations Committee into two different Committees: one on Corporate Governance and another on Nominations and Compensations with the corresponding split of powers, to its adaptation to the modifications of the Bylaws approved by the General Shareholders Meeting held on June 24, 2011

(Free translation from the original in Spanish language)

FOURTEEN

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri, the Secretary Mr. Iñigo Dago Elorza and the Deputy Secretary Mr. Carlos Ulecia Palacios joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders’ Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar’s written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.

(Free translation from the original in Spanish language)

LOOSE TRANSLATION

REPORT OF THE BOARD OF DIRECTORS OF PROMOTORA DE  INFORMACIONES, S.A. (“Prisa” or the “Company”) REQUESTED BY THE  SHAREHOLDER PROMOTORA DE PUBLICACIONES, Si. REGARDING THE  PROPOSED RESOLUTION TO BE INCLUDED UNDER THE SEVENTH POINT OF  THE AGENDA FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS CALLED TO BE HELD ON 29 JUNE 2012, ON FIRST CALL, AND ON 30 JUNE 2012 ON SECOND CALL.

1.	INTRODUCTION

Pursuant to article 519.1 of the Capital Companies Law, the last 2 June 2012 Promotora de Publicaciones, S.L., shareholder of Prisa, holding over 5% of the share capital of the Company (the “Applicant Shareholder”) requested to be included, among other, a proposed resolution which implies the amendment of article 6 of the Bylaws regarding the share capital of Prisa, consisting in the amendment to the preferred minimum dividend scheme for Class B shares. The aforesaid resolution proposal will be submitted for approval under point Seventh of the Agenda of the Ordinary General Meeting of Shareholders called for 29 June 2012, at12:30, on first call, or if a sufficient quorum is not achieved on that call, on 30 June 2012, at 12:30, in the same place, on second call.

In order for the aforesaid resolution to be submitted for approval of the Ordinary General Meeting of Shareholders, it is mandatory to prepare this report in compliance with the provisions of article 286 of the Capital Companies Act.

It is believed that point Seventh of the Agenda related to amendment of article 6 of the Company's Articles is strictly related to points Eighth, Ninth and Tenth of the Agenda, which the Applicant Shareholder has also requested to include in compliance with the referred article, and in respect of which, the Applicant Shareholder has requested the Board of Directors to issue corresponding reports. By way of summary, they refer to the distribution of the preferred minimum dividend on Class B shares for the 2011 financial year and payment of the dividend that may accrue by reason of voluntary conversion of Class B shares into Class A shares during the 12 months following the General Meeting, the amendment of article 15 of the Articles of Association regarding the majority necessary for approval of certain matters by the General Meeting and the issue of bonds mandatorily convertible into Class A common shares of the Company.

The aforesaid interrelationship is the result of the aforesaid resolutions being included within an overall transaction the purpose of which is to strengthen the Company's own funds and cash position, thereby improving its capital structure and financial ratios. Therefore, the corporate resolutions in question have been made interdependent on each other, since the viability of each of them depends on the approval and implementation of the others.

Based on the interdependence of the aforesaid resolutions, it has decided to submit the effectiveness of each of the resolutions to approval of each and every of them. For the same reason, it is recommended that this report be read together with the reports prepared by the Board of Directors at the request of the Applicant Shareholder, regarding the aforesaid points.

LOOSE TRANSLATION

This report is issued by the Board of Directors at the request of the Applicant Shareholder in compliance with article 286 of the Capital Companies Act, pursuant to which it must be prepared a report explaining the proposed articles amendment submitted for approval of the General Shareholders Meeting.

In particular, the proposed resolution covered by this Report involves amendment of article 6 of the articles of association regarding the capital of Prisa. It consists of amending the preferred minimum dividend scheme for Class B shares to allow payment thereof in cash, Class A shares or a combination of the two.

Set forth below for the shareholders are an explanation of the articles amendment that is proposed to the General Meeting and the reasons justifying it for the purposes of article 286 of the Capital Companies Act.

2. BACKGROUND

Prisa last 19 April 2010 entered into a Refinancing Master Agreement for its financial indebtedness. It allowed the Company to strengthen its own funds and improve the terms of the indebtedness.

The aforesaid Refinancing Master Agreement contemplated strengthening Prisa's capital. For these purposes the Company in March 2010 signed an agreement with the US company Liberty Acquisition Holdings Corp. ("Liberty"), called the Business Combination Agreement.

In implementation of that agreement, on 27 November 2010 the Extraordinary General Meeting of Shareholders of Prisa resolved, inter alia, a capital increase against in-kind contributions, subscribed by way of contribution of all of the common shares and warrants of Liberty, thus allowing Prisa to acquire all of the capital of Liberty. The increase was accomplished by issuing Class A common shares, and issuing a new class of convertible nonvoting shares, the Class B shares (hereinafter the "Class B Shares Issue Resolution"). In accordance with the Class B Shares Issue Resolution, the holders thereof are entitled to receive a minimum dividend on the following terms:

1.
An annual minimum dividend in cash of 0.175 euros per share, from the date of issue to their transformation into Class A common shares on the date of mandatory conversion, that being 42 months after the issue date (hereinafter the "Mandatory Conversion Date").

2.
In the case of early conversion into Class A shares before the Mandatory Conversion Date, that is, during the forty-two monthly windows following issue thereof, the Class B shareholders requesting early conversion receive cash in an amount proportional to the minimum dividend accrued and not paid at the time of conversion.

2

3.
Payment of the aforesaid minimum dividend is made against the distributable profitsof each financial year. In the absence thereof, payment is made against the special reserve from issue premium on Class B shares constituted at the time of subscription and payment for the shares, which was dedicated to payment of the minimum dividend.

LOOSE TRANSLATION

To summarise, in accordance with the scheme currently established in article 6 of the Articles of Association, the Class B shareholders are entitled to receive the preferred annual minimum dividend corresponding to them and, in the case of early conversion of the Class B shares, the proportional part of the minimum dividend accrued during the voluntary conversion windows until the time of its conversion. In both cases, the dividend is to be paid in cash, against distributable profits and, in the absence thereof, against the special reserve from issue premium established for that purpose.

3. DESCRIPTION OF THE PROPOSAL

In the context of the current condition of the financial markets, the difficulties of accessing credit and the resulting pressure on cash, the Board of Directors believes that the current minimum dividend scheme for Class B shares does not best safeguard the interests of the Company, because it results in a recurrent reduction of the Company's cash that ultimately could frustrate the expectation of collection of the minimum dividend by the Class B shareholders. This opinion is based on the following arguments:

(i)	In the first place, in light of the Company's high leverage, the possibilities of securing

(ii)	additional third party financing are very remote. As a result, use of the Company's available liquidity for payment of the minimum dividend is detrimental to the desirable cash level of the Company.

(iii)	In the second place, the collection of cash dividends on the current terms has become a

(iv)
significant obstacle to obtaining financing by way of increasing own funds, in the part not destinated to pay debt, since potential investors are reluctant to subscribe a possible capital increase the funds from which would be used in large part by the Company to pay the preferred minimum dividend on the Class B Shares.

Apart from the above referred arguments, the fact that the current scheme of the minimum dividend is not the one that best safeguards the interests of the Company, which could ultimately frustrate the expectation of collection of the minimum dividend by the Class B shareholders, is proven by the market value of the Class B shares which does not even reflect the implicit value of the current minimum dividend to which such shares entitle to until the Mandatory Conversion Date. Such circumstance evidences that the current scheme of Class B shares, apart from not being beneficial to the Company, does not either satisfy the holder of such shares.

Under these circumstances, the Board of Directors believes it is extremely important to adopt a new scheme for payment of the minimum dividend corresponding to the Class B shares, balancing the company's interests and the right of the Class B shareholders to receive a minimum dividend, avoiding the aforesaid problems.

3

LOOSE TRANSLATION

The appropriateness of amending the scheme for payment of the minimum dividend corresponding to the Class B shares has been, equally and emphatically, shown by the fact that the subscription of the mandatorily convertible bonds, both by the bank creditors by means of exchanging certain credits for an amount of 34,000,000 Euros, and by certain institutional investors by means of contributing cash for an amount of 100,00,000 Euros, has been conditioned on amendment precisely of the scheme for the minimum dividend on Class B shares that is proposed to be approved by the Company's General Shareholders Meeting. Such conditioning is deemed to be reasonable, given that neither the bank creditors, which exchange part of their credits, nor the institutional investors, which contribute a significant amount of cash, would be willing to do so if such actions were not accompanied by the passing of the corporate resolutions necessary for avoiding the cash outflow of the Company which implies the current scheme of Class B shares.

For these purposes, the Board of Directors believes it is appropriate to propose a scheme whereby the Company may freely choose to pay the minimum dividend (i) in cash, (ii) in kind, by delivering Class A shares of the Company, or (iii) using a combination of the two. Payment using Class A shares could be accomplished by delivering already-issued Class A shares the Company holds as treasury shares, or by delivering newly-issued Class A shares, against profits of the financial year or against the restricted special reserve established for payment of this dividend. In this manner, if the Company pays the minimum dividend by delivering Class A shares, neither its cash nor its own funds will be decreased.

It is important to point out that, according to the proposed resolution, if the Company opts to pay a minimum annual dividend in Class A shares, the Class A shares delivered shall be valued at 1 euro per share, irrespective of the share market price.

Therefore, if the proposed resolution is approved, the Class B shareholders would accept that the value of the minimum annual dividend distributed could be substantially lower than 0.175 per share, as, in the case of the payment in kind, the number of Class A shares delivered will be the resulting from the total amount of dividend corresponding to the shareholder in cash between 1 euro per share, irrespective of the Class A share price. For example, in the event that the share price of Class A share is 0.50 euro per share, one Class A share will be delivered for each euro of minimum annual dividend.

On the contrary, if Class A share market price is above 1 euro, the Company could decide to pay the minimum annual dividend of Class B shares in cash and not in Class A shares, in which case the Class B shareholders would not perceive more than 0.175 euro per share as minimum annual dividend.

Finally, it is worth indicating that the value of 1 Euro per share is a value equivalent to the one for mandatory conversion of convertible bonds into Class A shares to be subscribed by certain bank creditors and other subscribing entities with the exclusion of pre-emptive subscription rights as referred to in point Tenth Agenda. The value per share fixed in regard with the bonds has been covered by a report issued by the Auditor appointed by the Madrid Commercial Registry for the purposes contemplated in article 417, among others, of the Capital Companies Act.

4

LOOSE TRANSLATION

4. AMENDMENT OF ARTICLES OF ASSOCIATION

Amendment of the scheme for the preferred minimum dividend on Class B shares requires amendment of article 6 of the Prisa articles of association, on the following terms:

(i)	The preferred minimum dividend on Class B shares may be paid, without

(ii)
distinction, in the discretion of the Company, in Class A shares, in cash or using a combination of the two, both as regards payment of the annual minimum dividend (€0.175 euros per share) and for payment of the proportional part of the minimum dividend accrued in the event of early conversion of the nonvoting Class B shares into Class A shares within the time windows established for that purpose.

(iii)	Payment of the dividend by delivering Class A shares may be made using

(iv)
already-issued Class A shares the Company holds as treasury shares, or newly-issued shares. In the latter case, the Class A shares will be issued by way of the capital increase against profits corresponding to Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares.

(v)	For purposes of the provisions of the proposed resolution covered by this Report,

(vi)
Class A shares the Company delivers in exercise of its discretionary authority will be valued at 1 euro per share. Thus, if payment of the dividend is made in Class A shares, the owners of Class B shares entitled to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend corresponding to them by the aforesaid amount of 1 euro. The number of Class A shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number, and the difference will be paid by the Company in cash.

Regardless of the value given to them for payment of dividends, the newly-issued Class A shares delivered against the restricted special reserve will be issued at par, since they are fully-paid shares.

5. CONDITION PRECEDENT

The effectiveness of the resolution proposed to the General Shareholders Meeting covered by this Report will be subject to the condition precedent that the resolutions proposed by the Board of Directors under points Eighth, Ninth and Tenth, of the agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

5

LOOSE TRANSLATION

6. SEPARATE VOTING

In accordance with the provisions of articles 103 and 293 of the Capital Companies Act, this resolution for approval will require a double majority in a separate voting of the holders of Class A shares and the holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Articles of Association.

7. PROPOSED RESOLUTION

Based on all of the foregoing, on the request of the Applicant Shareholder, the following proposal is presented to the General Shareholders’ Meeting under point Seventh of the Agenda:

“Amendment of the minimum preferred dividend regime for Class B non-voting shares and subsequent amendment of article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

1.	Minimum dividend regime amendment and Bylaws amendment

It is resolved that the minimum preferred dividend on non-voting Class B shares may be paid, without distinction, at the election of the Company, in cash, in Class A shares or as a combination of both, all subject to the following terms and conditions:

(a)
Authority to choose one or the other manner of payment will correspond to the Company, and may be exercised in its discretion both regarding the annual minimum dividend payment in the amount of 0.175 euros per share, and regarding payment of the proportional part of the minimum dividend accruing in the event of conversion of the non-voting Class B shares into Class A shares on the initiative of the owners of those Class B shares during each of the time windows established for that purpose.

(b)
For purposes of the provisions of this resolution, Class A shares the Company delivers in exercise of its discretionary authority will be valued at 1 euro per share. Thus, if payment of the dividend is made in Class A shares, the owners of Class B shares entitled to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend corresponding to them by the aforesaid amount of 1 euro. The number of Class A shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number, and the difference will be paid by the Company in cash.

(c)
Payment of the dividend in Class A shares may be made using already-issued Class A shares the Company holds as treasury shares, or newly-issued shares. In the latter case, the Class A shares will be issued by way of the capital increase against profits corresponding to Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares.

6

LOOSE TRANSLATION

As a result of this resolution, the legal payment of non-voting Class B shares is amended, as is section 2(a) of art. 6 of the Company's Bylaws which, in order to reflect the fact that the minimum dividend will be paid, at the election of the Company, in cash, in Class A shares, or as a combination of both, will read as follows:

"6.2. The capital is totally subscribed and paid up.
The Class B convertible non-nonvoting shares will have the following minimum characteristics:

(a)	Minimum dividend:

The holders of non-voting convertible Class B shares will be entitled to receive an annual minimum dividend per share. The aforesaid dividend will be paid, at the election of the Company, in cash, in Class A shares or as a combination of both. If the Company decides to pay it in cash, it will pay the amount of 0.175 euros per Class B share. If it decides to pay it in Class A common shares, it will deliver shares corresponding to that amount based on valuing each Class A common share at 1 euro. Thus, if payment of the dividend is made in Class A shares, the holders of Class B shares with the right to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend that would have corresponded to them by the aforesaid amount of 1 euro. The number of Class A shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number and the difference will be paid by the Company in cash.

The Company's discretionary authority to pay the minimum dividend on the nonvoting Class B shares in cash, in Class A shares or as a combination of both also will apply, using the same rules for calculation and valuation, to the proportional part of the dividend accruing in the event of conversion of the non-voting Class B shares into Class A common shares using the procedure contemplated in following article 6.2(b) of the Bylaws.

Payment of the dividend in Class A shares may be made using Class A shares already issued by the Company and held as treasury stock, or using newly-issued Class A shares. In the latter case, the Class A shares will be issued by way of a capital increase against the profits that would have corresponded to the Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares, which will be restricted except for payment of the minimum dividend and payment of the par value of the Class A common shares in excess of the number of non-voting convertible Class B shares that are converted, if the conversion ratio is other than 1 to 1 based on the provisions of section b) below. The restricted nature of the aforesaid reserve will be maintained until all of the non-voting convertible Class B shares have been converted into Class A common shares and the minimum dividends referred to in this article have been fully paid.

To that end, the Company will submit such resolutions for capital increases against reserves as may be necessary for approval of the General Meeting.

7

LOOSE TRANSLATION

Minimum dividends not distributed, in whole or in part, by reason of insufficient distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, will be cumulative.

2.	Condition precedent

The effectiveness of this resolution is subject to the condition precedent that the resolutions proposed by the Board of Directors under points Eighth, Ninth and Tenth of the agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

3.	Separate voting

In accordance with the provisions of articles 103 and 293 of the Capital Companies Act, this resolution for approval will require a double majority in separate voting of the holders of Class A shares and of holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws. “

Based on the foregoing, the shareholders are asked to approve the proposal made.

Madrid, 13 June 2012

8

LOOSE TRANSLATION

JUSTIFICATION OF THE REQUEST OF ADDENDUM TO THE GENERAL  SHAREHOLDERS MEETING OF PROMOTORA DE INFORMACIONES, S.A. (“Prisa” or the “Company”) REGARDING THE SEVENTH POINT OF THE AGENDA AND PURSUANT TO ARTICLE 519.1 OF THE CAPITAL COMPANIES LAW

Promotora de Publicaciones, S.L., a shareholder with over 5% of the share capital of the Company (the “Applicant Shareholder”), on 2 June 2012 has requested today, 2 June 2012, an addendum to the General Shareholders Meeting which is scheduled for 29 June 2012, on first call, and for 30 June on second call, pursuant to article 519.1 of the Capital Companies Law.

This request for an addendum includes under the seventh point of the agenda a proposed resolution which implies an amendment to article 6 of the Bylaws related to the share capital of Prisa, consisting in the amendment to the preferred minimum dividend scheme for Class B shares.

The Applicant Shareholder has requested, equally, the Board of Directors to issue the required director’s report for the purposes of article 286 of the Capital Companies Law.

Furthermore, the Applicant Shareholder has requested the Board of Directors to publish such report accompanied by this justification at the time of publication of the addendum to the General Shareholders Meeting and the corresponding proposed resolution.

The request for the inclusion of the seventh point of the Agenda and the corresponding proposed resolution by the Applicant Shareholder has been due to the information provided to the Directors at the meeting of the Board of Directors on 2 June 2012, which was attended by the Applicant Shareholder. This information was relating to the significant progress which has been made in the negotiations with certain investors and bank creditors in relation to the subscription of the mandatorily convertible bonds referred to in point Tenth of the Agenda, which has made feasible to propose this resolution to the Ordinary General Shareholders Meeting.

1/2

LOOSE TRANSLATION

The Applicant Shareholder believes that point Seventh of the Agenda related to amendment of article 6 of the Company's Articles is strictly related to points Eighth, Ninth and Tenth of the Agenda, which the Applicant Shareholder has also requested to include in compliance with the referred article. By way of summary, they refer to the distribution of the preferred minimum dividend on Class B shares for the 2011 financial year and payment of the dividend that may accrue by reason of voluntary conversion of Class B shares into Class A shares during the 12 months following the General Meeting, the amendment of article 15 of the Articles of Association regarding the majority necessary for approval of certain matters by the General Meeting and the issue of bonds mandatorily convertible into Class A common shares of the Company.

Finally, the Applicant Shareholder considers that the inclusion of the seventh point of the Agenda and the proposed resolution clearly reflects the Company’s interest because it allows the Company to strengthen its equity and cash position. In particular, the amendment to the preferred minimum dividend scheme for Class B shares which is being proposed will allow the Company, at its discretion, to pay the minimum dividend of Class B shares in Class A shares, in cash or using a combination of the two, both as regards the payment of the annual minimum dividend (€0.175 euros per share) and for the payment of the proportional part of the minimum dividend accrued in the event of early conversion of the nonvoting Class B shares into Class A shares within the time windows established for that purpose.

Madrid, 2 June de 2012

Promotora de Publicaciones, S.L.

2/2

LOOSE TRANSLATION

REPORT OF THE BOARD OF DIRECTORS OF PROMOTORA DE  INFORMACIONES, S.A. (“Prisa” or the “Company”) REQUESTED BY THE  SHAREHOLDER PROMOTORA DE PUBLICACIONES, Si. REGARDING THE  PROPOSED RESOLUTION TO BE INCLUDED UNDER THE EIGHTH POINT OF  THE AGENDA FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS CALLED TO BE HELD ON 29 JUNE 2012, ON FIRST CALL, AND ON 30 JUNE 2012 ON SECOND CALL.

1.	INTRODUCTION

Pursuant to article 519.1 of the Capital Companies Law, the last 2 June 2012 Promotora de Publicaciones, S.L., shareholder of Prisa, holding over 5% of the share capital of the Company (the “Applicant Shareholder”) requested to be included, among other, a proposed resolution related to the distribution of the annual minimum dividend on Class B shares for the 2011 financial year and the payment of such proportional part of the minimum dividend as may accrue by reason of conversion of the Class B shares into Class A common shares over the twelve months following this General Meeting. The aforesaid resolution proposal will be submitted for approval under point Eighth of the Agenda of the Ordinary General Meeting of Shareholders called for 29 June 2012, at 12:30, on first call, or if a sufficient quorum is not achieved on that call, on 30 June 2012, at 12:30 in the same place, on second call.

Approval of the resolution covered by this Report will require prior approval of the resolution covered by point seventh of the Agenda regarding amendment of the scheme for payment of the minimum dividend on Class B shares in cash, as well as the resolutions upon which that amendment is conditioned, that is, amendment of article 15 of the Bylaws on the majority required for approval of certain matters by the General Meeting, the issue of mandatorily convertible bonds that will be subscribed by certain creditors of the Company and other subscribing entities. The aforesaid resolutions will be submitted to the approval of the General Shareholders Meeting at the request of the Applicant Shareholder under points Ninth and Tenth of the Agenda, respectively. The referred proposed resolutions have been covered by reports of the Board of Directors at the request of the Applicant Shareholder. It is recommended that all of them be read together.

Assuming that the aforesaid resolutions are approved, it is believed that it is appropriate to resolve to pay the minimum dividend corresponding to the Class B shares for the 2011 financial year by delivering newly-issued Class A common shares and provide for the possibility of also paying such dividends as may accrue as a result of early conversion of the Class B shares over the 12 months following the holding of this General Shareholders Meeting in Class A common shares. As a result of the foregoing, there being no distributable profits for the aforesaid 2011 financial year, it is proposed that the General Shareholders Meeting approve two capital increases to cover payment of the aforesaid preferred dividends.

LOOSE TRANSLATION

In order for the aforesaid capital increase resolutions to be submitted for approval of the Ordinary General Meeting of Shareholders, it is mandatory that the Board of Directors of the Company prepare, at the request of the Applicant Shareholder, this report in compliance with the provisions of articles 286 and 296 of the Capital Companies Act.

Set forth below for the shareholders is an explanation of the proposed capital increases necessary to cover payment of the annual preferred minimum dividend on Class B shares for the 2011 financial year and allow for payment of such dividends as may accrue by reason of early conversion of the Class B shares over the twelve months following the holding of this General Shareholders Meeting, and the related Bylaws amendment.

1.
EXPLANATION OF CAPITAL INCREASE FOR PAYMENT OF PREFERRED MINIMUM DIVIDEND ON CLASS B SHARES FOR THE 2011 FINANCIAL YEAR AND CAPITAL INCREASES FOR PAYMENT OF SUCH DIVIDENDS AS MAY ACCRUE BY REASON OF EARLY CONVERSION OF CLASS B SHARES

2.1. Background

As has been indicated, the capital increases covered by this Report necessarily depend on approval of point Seventh of the Agenda, for which reason it is proposed to the General Shareholders Meeting to amend the scheme for the minimum preferred minimum dividend on the non-voting Class B shares, so that the Company may freely determine whether payment of that minimum dividend is to be made in cash, in Class A shares or using a combination of the two.

If the amendment of the scheme for the preferred minimum dividend is approved by the General Shareholders Meeting, it is believed that it is appropriate to propose to the General Shareholders Meeting that the minimum dividend corresponding to the 2011 financial year be paid by delivery of Class A shares and that provision be made for payment in Class A shares of such minimum dividend as may accrue by reason of early conversion of the Class B shares.

2.2. Justification of the proposal

In the context of the current economic situation and the status of the financial markets, and taking account of the fact that there were no profits for the 2011 financial year, it is believed that it is appropriate to pay the full amount of the annual minimum dividend for the 2011 financial year in Class A Shares, and establish a mechanism also to pay such dividends as may accrue by reason of voluntary conversion of Class B shares by delivery of Class A shares, all in order to improve an appropriate level of cash savings for the Company and to improve its own funds.

2.2.1. Amount of capital increase to pay preferred minimum dividend on Class B shares

For purposes of covering payment of the annual minimum dividend on Class B shares for the 2011 financial year by delivery of Class A common shares, there not being distributable profits in the aforesaid 2011 financial year, it is proposed to increase the Company's capital against the issue premium created upon issue of the Class B shares, to the extent allocated to this purpose, in the amount of € 6,594,777.60.

2

LOOSE TRANSLATION

As a result of the aforesaid increase, 65,947,776 Class A common shares will be issued, and allocated to the holders of Class B shares using the formula contemplated in article 6.2(a) of the Bylaws, pursuant to which each Class B shareholder is entitled to allocation to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares held by it and €0.175 by 1, which is the euro value given by the Bylaws to Class A common shares.

2.2.2. Amount of capital increase by reason of early conversion of Class B shares

In order to be in a position to pay such minimum dividends as may accrue by reason of early conversion of the Class B shares in Class A shares, the Board of Directors proposes to increase capital against the issue premium reserve created upon issue of the Class B shares, to the extent allocated to this purpose, in twelve tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion, each of them in the amount indicated in the proposed resolution included in section 5 below.

The amount of the capital increase corresponding to each of the 12 tranches will be automatically reduced if (and to the extent that) the Company's Board of Directors, in view of the conversions requested, decides, based on the liquidity position of the Company and the evolution of the share price, to pay such dividend as may accrue during each of the conversion periods in cash. The reduction of the amount of the increase will be equivalent to the par value of the number of Class A shares that would have been required to pay the cash dividend in shares in accordance with the formula set forth in the Bylaws.

2.2.3. Adjustment of capital increases by rounding

In the capital increases contemplated in sections 2.2.1 and 2.2.2 above, the number of shares to be issued will be rounded downward. Therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to use Class A shares to pay the entire annual minimum dividend corresponding to the 2011 financial year, or such dividends as may accrue thereafter by reason of conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and such dividends as may accrue by reason of conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

2.2.4. Balance sheet and reserve against which the capital increases are made

The balance sheet serving as the basis for a capital increase to cover payment of either the minimum annual dividend on Class B shares for the 2011 financial year or such dividends as may accrue thereafter by reason of conversion is the balance sheet at 31 December 2011, audited by Deloitte, S.L. on 26 April 2012, which has been submitted for approval of the Ordinary General Meeting of shareholders under point first of the agenda.

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The par value of the shares involved in the issue (which are issued at par) will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividends and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Articles of Association.

2.2.5. Rights of new Class A shares

The new shares issued by virtue of the capital increases covered by this Report will be common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

2.2.6. Articles amendment

Finally, it would be necessary to amend article 6 of the Bylaws to adapt it to the new capital figure resulting from the proposed capital increases.

3.	VOTING FOR ADOPTION OF THE RESOLUTION COVERED BY THIS REPORT

It is required a qualified attendance quorum (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the .

4.	DELEGATION OF AUTHORITY

It is proposed to authorise the Board of Directors, with authority to delegate to its Delegated Committee, President and Chief Executive Officer to resolve to implement the capital increase corresponding to the annual dividend for the 2011 financial year, and such corresponding dividends as may accrue by reason of conversion over the twelve months following the General Meeting, and set the conditions thereof in all respects not contemplated in the resolution covered by this Report, all on the terms established in the proposed resolution included in the following section.

5.	CONDITION PRECEDENT

The effectiveness of the aforesaid resolution is subject to the condition precedent that the resolutions constituting points Seventh, Ninth and Tenth of the Agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

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6.	PROPOSED RESOLUTIONS

Based on all of the foregoing, on the request of the Applicant Shareholder, the following proposal is presented to the General Shareholders’ Meeting under point eight of the Agenda:

“Payment of the Class B shares annual minimum dividend corresponding to the 2011 financial year and the proportional part of that dividend accrued for the conversion of Class B shares into Class A common shares during the following twelve months. Approval of capital increases against the Class B share issue premium reserve required to pay the Class B preferred dividends with Class A common shares. Request for admission to trading of the Class A common shares issued through the capital increases on the Stock Exchanges Markets of Madrid, Barcelona, Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

1.	Payment of the annual minimum dividend for the 2011 financial year, and the dividend accrued by reason of voluntary conversion of Class B shares during the following twelve months

In accordance with the provisions of article 6.2(a) of the Company's Bylaws, it is resolved to pay the preferred minimum annual dividend on the Class B shares for the 2011 financial year, in a total amount of 65,947,776 euros, by way of delivery of 65,947,776 newly-issued Class A shares.

Also, and equally in compliance with the provisions of the referred article, it is resolved to consider the possibility of payment in Class A shares of the dividend accrued by reason of voluntary conversion of Class B shares during the 12 months following adoption of this resolution.

2.	Increase of capital for payment of annual minimum dividend

For purposes of covering payment of the annual minimum dividend on Class B shares for the 2011 financial year, in accordance with the provisions of the Bylaws, there not being distributable profits in the aforesaid 2011 financial year, it is resolved to increase the Company's capital against the issue premium created upon issue of the Class B shares in the amount of euros 6.594.777.60. As a result of the aforesaid increase, 65,947,776 Class A common shares will be issued, and allocated to the holders of Class B shares using the formula contemplated in article 6.2(a) of the Bylaws, pursuant to which each class B shareholder is entitled to allocation to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares held by it and €0.175 by 1 which is the euro value given by the Bylaws to Class A common shares.

It is expressly envisioned the partial execution of this capital increase in the event of voluntary conversion of Class B shares before the payment’s date of the 2011 annual minimum dividend.

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3.	Increase of capital for payment of dividend accrued as a result of conversion

For purposes of allowing for payment in the form of Class A shares of the minimum dividend accrued by reason of voluntary conversion of Class B shares into Class A shares during the 12 months following this date, in accordance with the provisions of the Bylaws, it is resolved to increase capital of the Company against the issue premium reserve created upon issue of the Class B shares, to the extent allocated to this purpose, in twelve tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion, each of them in the amount indicated below:

(i)
During the first tranche (corresponding to the shares that are converted in the month of July 2012), the amount of the increase will be 4,408,563.70 euros, divided into 44,085,637 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted and the value of the dividend accrued per share during the reference period is 0.116986301 euros, will be automatically reduced based on the Class B shares not converted. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ii)
During the second tranche (corresponding to the shares that are converted in the month of August 2012), the amount of the increase will be 4,950,600.20 euros, divided into 49,506,002 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior period, and that the value of the dividend accrued per share is 0.131369863 euros, will be automatically reduced based on the Class B shares converted during the prior period and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(iii)
During the third tranche (corresponding to the shares that are converted in the month of September 2012, the amount of the increase will be 5,510,704.60 euros, divided into 55,107,046 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.146232877 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

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(iv)
During the fourth tranche (corresponding to the shares that are converted in the month of October 2012), the amount of the increase will be 6,052,741.10 euros, divided into 60,527,411 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.160616438 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(v)
During the fifth tranche (corresponding to the shares that are converted in the month of November 2012), the amount of the increase will be 6,612,845.50 euros, divided into 66,128,455 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.175479452 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(vi)
During the sixth tranche (corresponding to the shares that are converted in the month of December 2012), the amount of the increase will be 7,172,949.90 euros, divided into 71,729,499 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.190342466 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

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(vii)
During the seventh tranche (corresponding to the shares that are converted in the month of January 2013), the amount of the increase will be 7,678,850.70 euros, divided into 76,788,507 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.203767123 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(viii)
During the eighth tranche (corresponding to the shares that are converted in the month of February 2012), the amount of the increase will be 8,238,955.10 euros, divided into 82,389,551 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.218630137 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ix)
During the ninth tranche (corresponding to the shares that are converted in the month of March 2013), the amount of the increase will be 8,780,991.60 euros, divided into 87,809,916 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.233013699 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

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(x)
During the tenth tranche (corresponding to the shares that are converted in the month of April 2013, the amount of the increase will be 9,341,096.00 euros, divided into 93,410,960 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.247876712 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(xi)
During the eleventh tranche (corresponding to the shares that are converted in the month of May 2013), the amount of the increase will be 9,883,132.50 euros, divided into 98,831,325 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.262260274 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(xii)
During the twelfth tranche (corresponding to the shares that are converted in the month of June 2013), the amount of the increase will be 10,443,236.90 euros, divided into 104,432,369 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.277123288 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

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The amount of the capital increase corresponding to each of the tranches established above also will be automatically reduced if – and to the extent that – the Company's Board of Directors, in view of the conversions requested, decides, based on the liquidity position of the Company and the evolution of the share price, to pay the dividend accrued during each of the conversion periods in cash. The reduction of the amount of the increase will be equivalent to the par value of the number of Class A shares that would have been required to pay the cash dividend in shares in accordance with the formula set forth in the Bylaws.

4.	Adjustment of capital increases by rounding

In the case of capital increases contemplated in both sections 2 and 3 above, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual minimum dividend for the 2011 financial year or the dividend accrued thereafter by reason of conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

5.	Balance sheet and reserve against which both increases are made

The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2011 financial year and the dividend accrued thereafter by reason of conversion is the balance sheet at 31 December 2011, which has been audited by Deloitte, S.L. on 26 April 2012, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.

The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.

6.	Rights of new Class A shares

The new Class A shares issued by virtue of the capital increases contemplated in the preceding sections will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

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Each of the public deeds documenting the issue of the new Class A shares having been executed, it will be registered in the Madrid Commercial Registry and the deed will be delivered to the CNMV, the corresponding stock exchange markets and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the issued shares in its central registry. The Affiliated Participants will make the corresponding book entries in favour of the owners of the allocated shares, after which time the owners may request the certificates showing ownership of the issued shares from the Affiliated Participants.

7.	Admission to trading of the new Class A shares

It is resolved to request admission to trading of the new Class A shares issued by virtue of this capital increases resolution on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued Class A shares corresponding to the resolved capital increases, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchange markets and, in particular, regarding listing, maintenance of listing and delisting.

It is expressly noted that, if delisting of the Company's shares subsequently is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.

If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the Class A shares issued by virtue of this resolution on the New York Stock Exchange, by way of issue of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

In compliance with the provisions of sections 1 and 3 of article 35 bis of Securities Market Act 24/1988 of 28 July 1988, the Company, by means of the corresponding material disclosure to the National Securities Market Commission, will make all documentation related to the transaction available to the public, including the corporate resolutions, the report of the administrators and the auditor's report.

8.	Delegation of authority to implement capital increase resolutions

It is resolved to authorise the Board of Directors, under the provisions of article 297(1)(a) of the Capital Companies Act, as broadly as required by law, with express authority to delegate to its Delegated Committee, President or Chief Executive Officer so that, on a non-exhaustive basis, rather merely by way of illustration and not limitation, for a term of one year from the holding this General Meeting, it may:

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(i)
Resolve to implement the capital increase corresponding to the annual dividend forthe 2011 financial year and the capital increases corresponding to the dividends accrued by reason of conversion during the twelve following months, fix the issue date and delivery of new shares and fix the terms of the increases to the extent not contemplated in this resolution. In particular, the Board of Directors is instructed and authorised: (i) to implement the capital increase to cover dividends accrued by reason of conversion in tranches; (ii) to determine the definitive amount of the capital increase for payment of the 2011 annual dividend and the capital increase tranches for payment of dividend accrued by reason of conversion after rounding using the process set forth in section 4 above; (iii) to determine the definitive amount of the 12 tranches corresponding to the dividend accrued by reason of conversion based on the corresponding reduction or reductions as a result of the number of shares requesting conversion and, if applicable, the cash payments that have been decided upon by the management body in accordance with the rules contemplated in section 3 above.

(ii)
To declare the capital increase corresponding to the 2011 annual dividend, and the subsequent increases corresponding to the capital increase tranches corresponding to the dividend accrued by reason of conversion to have been closed and implemented.

(iii)	To redraft section 1 of article 6 of the Bylaws related to capital to adjust it to the result of implementation of the successive capital increases.

(iv)
To execute the public deed reflecting the foregoing resolutions, and such others as may be necessary or appropriate for purposes of implementing the capital increases referred to above, determining the number of shares to be issued, redrafting article 6 of the Bylaws to adapt it to the number of shares resulting as they are issued by reason of payment of the annual minimum dividend or within the various monthly windows if the holders of the non-voting Class B shares exercise their conversion rights.

(v)	To exercise any rights and obligations deriving from the aforesaid public deeds.

(vi)
To draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the National Securities Market Commission (CNMV) or any other public agency, and to agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(vii)	If applicable, to appoint the company assuming the functions of agent for the capital increase and for that purpose to sign such agreements and documents as may be necessary.

(viii)
To apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(ix)
To apply for admission to trading of the Class A shares issued by virtue of capital increase resolutions on the New York Stock Exchange, by way of issuance of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

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(x)	To take such actions as may be necessary and approve and formalise such public or

(xi)
private documents as may be necessary or appropriate for full effectiveness of the capital increase resolutions as regards any of their aspects and content; to apply for such entries or annotations as may be necessary in respect of the aforesaid capital increases, or any other question related thereto, appearing before the Commercial Registry or any other entity required for such purposes.

(xii)
If applicable, to correct and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registries, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.

(xiii)
And, in order to exercise the foregoing authority, to take any actions or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.

9.	Qualified attendance quorum and majority

This resolution will require the constitution of the General Shareholders with a qualified attendance quorum will be required (50% on first call and 25% on second call), and the approval by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

10.	Condition precedent

The effectiveness of the aforesaid resolution is subject to the condition precedent that the resolutions constituting points Seventh, Ninth and Tenth of the Agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.”

Based on the foregoing, the shareholders are asked to approve the proposal made.

Madrid, 13 June 2012

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JUSTIFICATION OF THE REQUEST OF ADDENDUM TO THE GENERAL  SHAREHOLDERS MEETING OF PROMOTORA DE INFORMACIONES, S.A. (“Prisa” or the “Company”) REGARDING THE EIGHTH POINT OF THE AGENDA AND PURSUANT TO ARTICLE 519.1 OF THE CAPITAL COMPANIES LAW

Promotora de Publicaciones, S.L., a shareholder with over 5% of the share capital of the Company (the “Applicant Shareholder”), on 2 June 2012 has requested today, 2 June 2012, an addendum to the General Shareholders Meeting which is scheduled for 29 June 2012, on first call, and for 30 June on second call, pursuant to article 519.1 of the Capital Companies Law.

This request for an addendum includes under the eighth point of the agenda a proposed resolution related to the distribution of the annual minimum dividend on Class B shares for the 2011 financial year and the payment of such proportional part of the minimum dividend as may accrue by reason of conversion of the Class B shares into Class A common shares over the twelve months following this General Meeting.

The Applicant Shareholder has requested, equally, the Board of Directors to issue the required director’s report for the purposes of articles 286 and 296 of the Capital Companies Law.

Furthermore, the Applicant Shareholder has requested the Board of Directors to publish such report accompanied by this justification at the time of publication of the addendum to the General Shareholders Meeting and the corresponding proposed resolution.

The request for the inclusion of the eighth point of the Agenda and the corresponding proposed resolution by the Applicant Shareholder has been due to the information provided to the Directors at the meeting of the Board of Directors on 2 June 2012, which was attended by the Applicant Shareholder. This information was relating to the significant progress which has been made in the negotiations with certain investors and bank creditors in relation to the

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subscription of the mandatorily convertible bonds referred to in point Tenth of the Agenda, which has made feasible to submit the proposed resolution regarding point Seventh, as well as this proposed resolution to the Ordinary General Shareholders Meeting.

Approval of the resolution covered by this Report will require prior approval of the resolution covered by point seventh of the Agenda regarding amendment of the scheme for payment of the minimum dividend on Class B shares in cash, as well as, later on, the resolutions upon which that amendment is conditioned, that is, amendment of article 15 of the Bylaws on the majority required for approval of certain matters by the General Meeting and the issue of mandatorily convertible bonds that will be subscribed by certain creditors of the Company and other subscribing entities.

Finally, the Applicant Shareholder considers that the inclusion of the eighth point of the Agenda and the proposed resolution clearly reflects the Company’s interest because it allows the Company to strengthen its equity and cash position. In particular, the proposal under point Eighth of the Agenda, which, as stated above, depends on the previous approval of point Seventh of the Agenda, would imply that the payment in Class A shares of the annual minimum dividend of Class B shares corresponding to 2011 and the possibility, equally, to make the payment in Class A shares of the dividend accrued in the event of early conversion of the nonvoting Class B shares into Class A shares within the time windows established for that purpose, along with the corresponding Bylaws amendment in both cases to adapt the share capital figure.

Madrid, 2 June de 2012
Promotora de Publicaciones, S.L.

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REPORT OF THE BOARD OF DIRECTORS OF PROMOTORA DE  INFORMACIONES, S.A. (“Prisa” or the “Company”) REQUESTED BY THE  SHAREHOLDER PROMOTORA DE PUBLICACIONES, S.L. REGARDING THE  PROPOSED RESOLUTION TO BE INCLUDED UNDER THE NINTH POINT OF  THE AGENDA FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS CALLED TO BE HELD ON 29 JUNE 2012, ON FIRST CALL, AND ON 30 JUNE 2012 ON SECOND CALL.

1.	INTRODUCTION

This report is prepared regarding the proposal for amendment of the Bylaws of the Company that has been requested to be included, under article 519.1 of the Companies Law, by the Promotora de Publicaciones, S.L., shareholder with over 5% of the share capital of Prisa (the “Applicant Shareholder”). Such proposal is included under point Ninth of the Agenda of the Ordinary General Meeting of Shareholders called for 29 June 2012, at 12:30, on first call, or if a sufficient quorum is not achieved on that call, on 30 June 2012, at the same time and place, on second call.

This report is prepared by the Board of Director of Prisa at the request of the Applicant Shareholder in accordance of provided in article 519.1 in relation to article 286 of the Capital Companies Law. In particular, the proposed resolution contains the amendment of the article 15 bis of the Bylaws regarding the necessary majority to approve certain matters by the General Shareholders Meeting and subsequent amendment of the Regulations of the General Shareholders Meeting.

It is deemed that point Ninth of the Agenda in relation to amendment of article 15 bis of the Company's Bylaws is strictly related to points Seventh, Eighth and Tenth of the Agenda, in respect of which the Applicant Shareholder has requested the Board of Directors to issue corresponding reports. In summary, the purpose thereof is the amendment of the system for payment of the preferred dividend of Class B shares in a manner allowing that dividend to be paid in cash, in Class A shares or using a combination of both, the payment of the Class B shares minimum annual dividend corresponding to the financial year 2011 and payment of the dividend that may accrue by reason of voluntary conversion of Class B shares into Class A shares during the 12 months following the General Meeting and the amendment of the Bylaws to modify article 15 bis on the required majority to approve certain matters by the General Shareholders Meeting.

Such interrelationship is the result of the aforesaid resolutions being included within an overall transaction the purpose of which is to strengthen the Company's own funds and cash position, thereby improving its capital structure and financial ratios. Therefore, the corporate resolutions in question have been made interdependent on each other, since the viability of each of them depends on the approval and implementation of the others.

LOOSE TRANSLATION

Based on the interdependence of the aforesaid resolutions, it has been decided to submit the effectiveness of each of the resolutions to approval of each and every of them. For the same reason, it is recommended that this report be read together with the reports prepared by the Board of Directors at request of the Applicant Shareholder regarding the aforesaid points.

Set forth below for the shareholders an explanation of the Bylaws amendment that is proposed to the General Meeting and the reasons justifying it for the purposes of article 286 of the Capital Companies Law.

2.	BACKGROUND

As has been indicated in the report regarding point Seventh of the Agenda, it is proposed to the General Shareholders Meeting to modify the system of preferred minimum dividend of non-voting Class B shares, so that the Company may freely determine whether payment of that minimum dividend is to be made in cash, in Class A shares or using a combination of both.

Payment of the aforesaid minimum dividend by way of delivery of Class A shares may result in a need to increase the capital of Prisa, if there is not a sufficient number of treasury shares. If so, the decision, in accordance with current article 15 bis of the Bylaws, would require the favourable vote of 75 percent of the voting shares present or represented at the General Shareholders Meeting.

3.	DESCRIPTION OF THE PROPOSAL

If the proposed amendment of the system for the preferred minimum dividend of Class B shares is approved by the General Shareholders Meeting by way of the system of separate voting explained in the corresponding report, with the majority required by article 15 bis (i.e., with the favourable vote of 75 percent of the shares with voting rights present or represented), it is believed that it is not necessary and would be particularly burdensome to maintain the qualified majority established in current article 15 bis for capital increases, if any, implemented as a result of the Company's decision to pay the minimum dividend on Class B shares in Class A shares.

As a result, it is believed that it would be appropriate to exclude the qualified majority system contemplated in article 15 bis of the Bylaws for such capital increases as are based on payment of the preferred minimum dividend of Class B shares in Class A shares.

4.	AMENDMENT OF BYLAWS AND THE REGULATIONS OF THE GENERAL SHAREHOLDERS MEETING

It therefore is necessary to amend article 15 bis of the Bylaws to exclude capital increases of the Company adopted after the holding of this General Meeting, that are the result of resolutions adopted for purposes of implementing the payment of the minimum dividend corresponding to the Class B convertible non-voting shares, from the system of majorities contemplated in that article. They instead will be subject to the approval requirements contemplated in the Capital Companies Law. Subsequently, it is also necessary to modify the article 21.2.a) of the Regulations of the General Shareholders Meeting in order to reflect the removal of such majority in the cases explained above.

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5.	CONDITION PRECEDENT

The effectiveness of the resolution proposed to the General Shareholders Meeting covered by this Report will be subject to the condition precedent that the resolutions proposed by the Board of Directors under points Seventh, Eighth and Tenth of the agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

6.	SEPARATE VOTING

Given its relationship to the Seventh resolution on the Agenda, and in accordance with the requirements imposed for adoption of that resolution under the provisions of Bylaws 103 and 293 of the Capital Companies Law, this proposed resolution also will be submitted for approval by a double majority in a separate voting by the holders of Class A shares and the holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

7.	PROPOSED RESOLUTION

Based on all of the foregoing, at the request of the Applicant Shareholder, the following proposal to the Ordinary General Meeting of Shareholders is presented under point Ninth of the Agenda:

“Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

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Thus, the current version of section a) of article 15 bis of the Bylaws is repealed. After approval and entry into effect of this resolution, it will read as follows:

"a) Bylaws’ amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-

voting convertible Class B shares."

As a result, article 15 bis of the Bylaws will read as follows:

"Article 15 bis. Special resolutions.

Without prejudice to the provisions of law, the favorable vote of 75 percent of the voting shares present or represented at a General Shareholders’ Meeting will be required for approval of the following matters:

a)     Bylaws’ amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.

b)     Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.

c)     Winding-up and liquidation of the Company.

d)     Suppression of preemption rights in monetary share capital increases.

e)     Change of the management body of the Company.

f)     Appointment of directors by theGeneral Shareholders’ Meetings, except when the nomination is by the Board of Directors."

Subsequently, it is resolved to amend the article 21 of the Regulations of the General Shareholders Meeting in order to reflect the removal of the qualified majority in the cases abovementioned. Thus, the article 21.2.a) will read as follows:

21.2.
(...)
“a) Bylaws’ amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares”.

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2.	Condition precedent

The effectiveness of this resolution is subject to adoption of the resolutions constituting points Seventh, Eighth and Tenth of the Agenda for this Ordinary General Shareholders’ Meeting. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

3.	Separate voting

Since point Ninth of the Agenda is linked to point Seventh of the Agenda and under requirements for the approval of such resolution, in accordance with the provisions of articles 103 and 293 of the Capital Companies Law, this resolution proposal will be subject to approval by a double majority in a separate voting of the Class A shareholders and the Class B shareholders.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call) and the resolution must be approved by a favorable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Prisa’s Bylaws.”

Based on the foregoing, the shareholders are asked to approve the proposal made.

Madrid, 13 June 2012

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JUSTIFICATION OF THE REQUEST OF ADDENDUM TO THE GENERAL  SHAREHOLDERS MEETING OF PROMOTORA DE INFORMACIONES, S.A. (“Prisa” or the “Company”) REGARDING THE NINTH POINT OF THE AGENDA AND PURSUANT TO ARTICLE 519.1 OF THE CAPITAL COMPANIES LAW

Promotora de Publicaciones, S.L., a shareholder with over 5% of the share capital of the Company (the “Applicant Shareholder”), has requested today, 2 June 2012, an addendum to the General Shareholders Meeting which is scheduled for 29 June 2012, on first call, and for 30 June on second call, pursuant to article 519.1 of the Capital Companies Law.

This request for an addendum includes under the ninth point of the agenda a proposed resolution to amend article 15 of the Bylaws on the required majority to approve certain matters by the General Shareholders Meeting and the amendment of the Resolutions of the General Shareholders Meeting. In particular, the amendment is intended to remove the qualified majority established in article 15 bis for capital increases to pay the minimum preferred dividend of Class B shares in Class A shares.

The Applicant Shareholder requested that the Board of Directors issue a director’s report for the purposes of article 286 of the Capital Companies Law and requested that the Board of Directors publish such report accompanied by this justification at the time of publication of the addendum to the General Shareholders Meeting and the corresponding proposed resolution.

The request for the inclusion of the ninth point and the corresponding proposed resolution on the Agenda by the Applicant Shareholder was due to the information provided to the Directors at the meeting of the Board of Directors on 2 June 2012, which was attended by the Applicant Shareholder. This information was relating to the significant progress which has been made in the negotiations with the investors for whom the issue of bonds under the tenth point of the Agenda is intended and which makes the proposed resolution at the General Shareholders Meeting appropriate.

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The Applicant Shareholder considers that the inclusion of the ninth point on the Agenda and the proposed resolution are closely related to the points seventh, eighth and tenth, which refer to the amendment of the system for payment of the preferred dividend of Class B shares in a manner allowing that dividend to be paid in cash, in Class A shares or using a combination of both, the payment of the Class B shares minimum annual dividend corresponding to the financial year 2011, payment of the dividend that may accrue by reason of voluntary conversion of Class B shares into Class A shares during the 12 months following the General Meeting and the amendment of the Bylaws to modify article 15 bis on the required majority to approve certain matters by the General Shareholders Meeting.

In the event the proposed amendment to the payment system of the preferred minimum dividend of Class B is approved by the General Shareholders Meeting through a separate voting by Class A and Class B shares explained in the corresponding report and with the majority required by article 15 bis (i.e., approval by 75% of voting shares present or represented), it would be unnecessary and particularly burdensome to maintain the qualified majority established in the current article 15 bis of the Bylaws for the capital increases executed, in each case, as result of the Company’s decision to pay the minimum dividend of Class B shares in Class A shares. For that reason it is in the Company’s interest to remove such majority.

Madrid, 2 June 2012
Promotora de Publicaciones, S.L.

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REPORT OF THE BOARD OF DIRECTORS OF PROMOTORA DE  INFORMACIONES, S.A. (“Prisa” or the “Company”) REQUESTED BY THE  SHAREHOLDER PROMOTORA DE PUBLICACIONES, Si. REGARDING THE  PROPOSED RESOLUTION TO BE INCLUDED UNDER THE TENTH POINT OF  THE AGENDA FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS CALLED TO BE HELD ON 29 JUNE 2012, ON FIRST CALL, AND ON 30 JUNE 2012 ON SECOND CALL.

1.	INTRODUCTION

Pursuant to article 519.1 of the Capital Companies Law, the last 2 June 2012 Promotora de Publicaciones, S.L., shareholder of Prisa, holding over 5% of the share capital of the Company (the “Applicant Shareholder”) requested to be included, among other, a proposed resolution related to issue of bonds mandatorily convertible into Class A common shares of Prisa in two tranches, Tranche A in an amount of €334,000,000 and Tranche B in an amount of €100,000,000 (the "Bonds") with exclusion of pre-emption rights and subscription the Tranche A by way of exchange of loans and the Tranche B by cash payment (the "Issue").

The aforesaid resolution proposal will be submitted for approval under point tenth of the agenda for the Ordinary General Meeting of Shareholders called for 29 June 2012, at 12.30, on first call, or if a sufficient quorum is not achieved on that call, on 30 June 2012, at 12:30 and the same place, on second call.

This report is prepared by the Board of Directors of Prisa at the request of the Applicant Shareholder in compliance with the provisions of article 519.1 of the Capital Companies Law in connection with the following articles of the same regulations:

-article 414.2, regarding the bases for and forms of conversion into shares;
-article 417.2.a), as it relates to exclusion of pre-emption rights;
-article 286, regarding the corresponding articles amendment in connection with article 297.1.a), regarding the delegation to the Board of Directors of the authority to determine the date and condition of the capital increase approved; and
-article 301, applicable by analogy for purposes of subscription of Bonds by way of exchange of loans.

In order to be in a position to cover conversions of the Bonds, the proposed resolution submitted to the Ordinary General Meeting under point Tenth of the Agenda also includes a proposed capital increase, in the necessary amount, with delegation of implementation to the Board of Directors.

LOOSE TRANSLATION

It is believed that point Tenth of the Agenda regarding issue of mandatorily convertible bonds with exclusion of pre-emption rights to be made in two tranches, to be subscribed by way of exchange of credits in the Tranche A and by cash payment in the Tranche B, is strictly related to points Seventh, Eighth and Ninth of the Agenda, in respect of which the Applicant Shareholder has requested the Board of Directors to issue corresponding reports. In summary, the purpose thereof is the amendment of the system for payment of the preferred dividend of Class B shares in a manner allowing that dividend to be paid in cash, in Class A shares or using a combination of both, the payment of the Class B shares minimum annual dividend corresponding to the year 2011, payment of the dividend that may accrue by reason of voluntary conversion of Class B shares into Class A shares during the 12 months following the General Meeting and the amendment of the Bylaws to modify article 15 bis on the required majority to approve certain matters by the General Shareholders Meeting.

The aforesaid interrelationship is the result of the mentioned resolutions are included within an overall transaction the purpose of which is to strengthen the Company's net worth and cash position, thereby improving its capital structure and financial ratios. Therefore, the corporate resolutions in question have been made interdependent on each other, since the viability of each of them depends on the approval and implementation of the others.

Based on the interdependence of the aforesaid resolutions, it has decided to submit the effectiveness of each of the resolutions to approval of each and every of them. For the same reason, it is recommended that this report be read together with the reports prepared by the Board of Directors at request of the Applicant Shareholder regarding the aforesaid points.

An explanation of the transaction proposed to the General Meeting and the reasons justifying the Issue is first set forth below for the shareholders. Thereafter the reports contemplated in the Capital Companies Law for purposes of articles 414.2, 417.2.a), 286, 297.1.a) and 301 are issued jointly, albeit stated in separate sections. Finally, the final section sets forth the proposed resolution for the Issue that will be submitted for approval of the Ordinary General Meeting.

2.	DESCRIPTION, CONTEXT OF THE ISSUE AND REASONS FOR THE TRANSACTION

As explained in the report of point Seventh of the Agenda, last 19 April 2010 Prisa entered into a Refinancing Master Agreement for its financial indebtedness that allowed the Company to strengthen its own funds and improve the terms of the indebtedness. On 26 December 2011, the Company signed a new amendment of the financing agreements subject to the Refinancing Master Agreement, in accordance with which the financial structure included in the Notes to the Annual Accounts (Memoria) for 2011 business year.

After the appropriate analysis of the financial structure of the Company, it has been deemed appropriate that measures must be adopted to improve Prisa's solvency and strengthen its economic stability, and to that end it is necessary to adopt resolutions that make it possible to:

(i)	Reduce the cash needs for debt service and improve the ratio of indebtedness to net worth.

(ii)	Strengthen net worth.

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(iii)	Improve the schedule for principal and interest payments on financial indebtedness.

(iv)	Facilitate the entry of new investors.

In this regard, in view of the interest shown by certain creditors of the Company and institutional investors in subscribing the Bonds, and ultimately, becoming shareholders, it is believed that it is appropriate to propose the approval of the Issue to the General Shareholders’ Meeting.

In particular, the Company has received from HSBC Bank Plc, Office in Spain, CaixaBank, S.A. and Banco Santander, S.A. commitments to subscribe the Bonds included in the Tranche A of the Issue for the entire amount of the Issue subject to the conditions included in Section 3.6. below. Likewise, the Company has received from the Investor, as defined below, the commitment to subscribe the Tranche B of the Issue, also subject to the conditions explained on Section 3.6. below.

Moreover, as explained in detail in section 4 of this Report, the Issue proposed to be made requires suppression of the pre-emption rights of shareholders, in order to allow the Bonds to be subscribed exclusively by certain creditor financial institutions and other subscribers, the exclusion thus being an essential condition of the Issue.

Finally, the Board of Directors believes that the aforesaid transaction is consistent with the corporate interest of the Company, and ensures achieving the objectives pursued, for the following reasons:

(i)
In the first place, given the fact that the Bonds are convertible at any time by request of its holders until the Final Maturity Date (as defined in Section 3.7. below) and mandatorily convertible on the Final Maturity Date, they will result in a reduction of indebtedness in the amount of the credits exchanged and improvement of the ratio of indebtedness to net worth.

(ii)	In the second place, by contrast with the scheme for the credits exchanged, during the 2012 and 2013 financial years it will be not necessary to repay the principal of the Bonds.

(iii)
In the third place, it makes the transaction contemplated in point Seventh on the Agenda possible, since the conditions are better for Class B shareholders to accept amendment of the system for payment of their preferred dividend, in a manner permitting that dividend to be paid in cash, in Class A shares or using a combination of both.

3.	REPORT FOR PURPOSES OF ARTICLE 414.2 OF THE CAPITAL COMPANIES LAW

To achieve the stated objectives, an agreement to issue the Bonds with certain creditor financial institutions and other subscribers has been negotiated, the essential terms of which, including the bases for and forms of conversion of the Bonds, are set forth below:

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3.1	Information of the issuer entity. The issuer company is Promotora de Información, S.A.; of Spanish nationality and with registered at Madrid, calle de Gran Vía, number 32.

The share capital amounts to 92,287,086.20 Euros fully subscribed and paid-up. The share capital is divided into 546,026,333 Class A common shares, with a face value of 0.10 Euros each, and numbered from 1 to 546,026,333; and into 376,844,436 Class B convertible non-voting shares, with a face value of 0.10 Euros each and numbered from 1 to 376,844,436.

Prisa’s corporate purpose consists in:

a)	Management and operating all types of owned or third-party news and social communications media, regardless of format, including the publication of printed newspapers, among others.

b)
Promoting, planning and executing, on behalf of the Company or for other entities, either directly or through third parties, of all types of communications media, industrial, commercial or of services projects, transactions or business.

c)
Incorporating business or companies, participating in already existing companies, even with a controlling interest, and enter into association with third parties in transactions and business through collaboration arrangements.

d)	Acquisition, holding either direct or indirectly, leasing or any otherwise exploiting and disposing of all types of real property or rights therein.

e)
Contracting and providing advisory, acquisition and management services, either though intermediation, representation or any other type of collaboration method on the Company’s behalf or for third parties.

f)	Involvement in capital and money markets though the management, purchase and sale of fix-income or equity securities or any other type of securities on behalf of the Company.

3.2	Amount of the Issue. The Issue is proposed to be made in two tranches:

a)	Amount of the Tranche A of the Issue. The amount of the Tranche A of the Issue will total 334,000,000 Euros and could be subscribed by Creditor Institutions as defined in section 6.1.b) above.

b)	Amount of the Tranche B of the Issue. The amount of the Tranche B of the Issue will total 100,000,000 Euros and could be subscribed by the Investor as defined below.

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According article 510 of the Capital Companies Law, the limit established by article 405 of the Capital Companies Law does not apply to the proposed issue.

The issue will be governed by the provisions of the Capital Companies Law and the Bylaws of the Company.

According to the article 407 of the Companies Capital Law, the issue of Bonds shall be in public deed with the following provisions:

☐	Name, capital, purpose and address of Prisa.

☐	The conditions of the Issue, dates and deadlines in which the subscription is possible.

☐	Face value, interest, maturity dates, premiums and costs of the Bonds, if applicable.

☐	Total amount and series number of the securities to be launched into the market.

☐	Securities for the Issue.

☐	Fundamental rules governing the relationships between the Company and the Syndicate of Bondholders and its characteristics.

3.3	Subscription and payment.

a)
Subscription and payment of the Tranche A of the Issue. It is proposed that the Bonds included in the Tranche A of the Issue could be subscribed by the Creditor Institutions as defined in section 6.1.b) above.

The subscription of the Bonds included in the Tranche A of the issue will take place when of the conditions of the Section 3.6. below have been accomplished, the public deed have been granted and registered with the Commercial Registry and the relevant notice in the Madrid Commercial Registry Gazette (Boletín Oficial del Registro Mercantil) has been published (“Closing Date”).

As previously explained, the Company has received from HSBC, CaixaBank, S.A. and Banco Santander, S.A. commitments to subscribe the Bonds for the entire amount of Tranche A subject to the conditions included in Section 3.6. below.

The amount of the Tranche A of the Issue will be allocated by the Company among the Creditor Institutions that approve the subscription of the Bonds via credits exchange.

b)
Subscription and payment of the Tranche B of the Issue. It is proposed that the Bonds included in the Tranche B of the Issue could be subscribed and paid in cash by Telefónica, S.A. (or other Company of the group of Telefónica) (the “Investor”) in the Closing Date.

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As previously explained, the Company has received the commitment to subscribe the Bonds included in the Tranche B of the Issue for the entire amount of the Issue from the Investor subject to the conditions detailed in Section 3.6. below.

It is proposed to expressly provide for the possibility of incomplete subscription of both tranches of the Issue. As a result, the Issue will be limited to the amount corresponding to the face value of the Bonds effectively subscribed and paid for by the investors to which it is addressed, being of no effect as regards the remainder.

3.4	Issue price, face value and representation. It is proposed that the Bonds to be issued at par, be in registered form, and have a unit face value of 100,000 Euros.

3.5
Interest rate It is proposed that the Bonds accrue monthly interest from their issue, calculated by reference to the face amount and payable at the end of each year equal to Euribor + 415 basic points, which corresponds with the interest rate applicable under the subordinated lending agreement executed by the Company and HSBC Bank Plc, Office in Spain (HSBC) on 20 December 2007.

3.6.	Conditions for the Issue. It is proposed that the Issue is subject to the following conditions:

(i).	The Issue must be authorised by the financial institutions that are parties to the Company's financing agreements, with the majorities applicable.

(ii).	The approval of the Seventh, Eighth and Tenth points of the Agenda, as well as its authorisation, if applicable, by the Creditor Institutions of the Company.

(iii).
Compliance with all the conditions for the subscription of the bonds provided in the “Indicative mandatory convertible term sheet”, including the issue and subscription in full and simultaneously of Tranche A and Tranche B.

3.7.	Final Maturity Date. It is proposed that the Bonds have a term of 2 years, for which reason they will mature on the second anniversary of the Closing Date (the “Final Maturity Date”).

On the Final Maturity Date, the Bonds that have not been converted before will be necessarily converted into Class A common shares.

3.8.	Security. It is proposed that the Issue be secured by the property of the Company, not being specially secured by any third party guarantee.

3.9.
Rules governing priority. It is proposed that the Bonds be direct and unconditional obligations, contractually subordinated to the Company's syndicated bank indebtedness, and otherwise unsubordinated and ranking pari passu and pro rata, without any preference among them or as regards the other existing or future unsecured and unsubordinated debts of the Company except for, in the case of bankruptcy, those debts that may enjoy a priority as provided in mandatory laws of general application.

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3.10	Transferability and admission to trading. It is proposed that The Bonds will be freely transferable. Admission to trading of the Bonds will not be sought on any secondary market.

3.11.
Change of control. It is proposed the Bonds are subject to the same resolutions regarding to the change of control provided in the Senior Financial Agreement of 19 March 2006, amended on 26 December 2011, amendment that was notarized through a deed issued by the Notary Public of Madrid, Rodrigo Tena Arregui, with protocol number 2631.

3.12.
Syndicate of Bondholders and Commissioner. A Syndicate of Bondholders will be formed under the name "Syndicate of Bondholders for the 2012 Convertible Bond Issue of Promotora de Informaciones, S.A.", which will act in accordance with its regulations and the Capital Companies Law. It is proposed to appoint Matilde Casado Moreno as temporary Commissioner. The Regulations of the Syndicate of Bondholders is substantially as set forth in Annex 1 of the proposed resolutions, notwithstanding what is provided in the article 421 of Spanish Capital Companies Law.

3.13.	Basis for and forms of conversion of the Bonds: The basis for and forms of conversion of the Bonds are explained below:

a)
Conversion of the Bonds. It is proposed that the Bondholders may request their conversion into Class A common shares at any time before the Final Maturity Date. In this event, the Company will issue Class A shares resulting from the Price Conversion within the month following in which the early conversion is requested. It is proposed that the Bonds will be mandatorily convertibles into Class A common shares on the Final Maturity Date. The interest accrued and not paid until the conversion date will be paid in cash.

b)	Conversion Price. It is proposed that the price of the Prisa shares for purposes of conversion will be 1.03 Euros.

It is proposed that the Conversion Price be adjusted in the following circumstances according to procedures commonly used in similar issues and also to the economic effect that such circumstances may have to the value of the Bonds:

(i)	Transactions granting pre-emption rights, warrants or equivalent instruments to the shareholders.

(ii)	Capital increases by way of capitalisation of reserves, profits or issue premium and by way of distribution of shares or split or reverse split transactions.

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(iii)	Capital increases by way of capitalisation of reserves, profits or issue

(iv)	premium through an increase in the par value of the shares.

(v)	Distribution of reserves or issue premium.

(vi)	Award to shareholders of financial asset instruments other than shares.

(vii)	Absorption, merger, spinoff or split-up.

(viii)	Acquisition of own shares at a premium above the market price of the share.

(ix)	A change in the allocation of dividends by way of issuing preferred or non-voting shares or other preferred equity instruments.

In addition, in the case the payment of dividends for Class A shares before the conversion of Bonds, the Conversion Price of the Bonds will be adjusted likewise taking into account the amount paid.

Likewise, in the event that, from 5 June 2012 and until the Final Maturity Date, the Company issues or undertakes to issue Class A shares, or securities or bonds convertible into Class A Shares, to be subscribed for by means of contributions in cash (including debt capitalization), at an issue price below the Conversion Price applicable from time to time, such Conversion Price is automatically adjusted to the issue price of the new Class A shares, or the conversion price of the securities or bonds, as the case may be.

For the purposes of this provision, Prisa shall be deemed to have undertaken such issuance when it is either approved by the company´s shareholders meeting or by its board of directors, or it is committed by any other person with capacity to bind Prisa, and such resolution or binding commitment incorporates such lower price or the parameters to determine it.

On the other hand, it is proposed that in no case will there be an adjustment of the Conversion Price as a result of the issue of Class A common shares upon the Conversion of Class B shares into Class A shares, according to the conditions established in the Prisa’s Bylaws at the date of adoption of this resolution.

Likewise, there will be no adjustment of the Conversion Price as a result of the payment of the dividend of Class B shares currently in circulation, in Class A common shares, in cash, or a combination of both, provided that the issue ratio of the Class A common shares is not a discount to Conversion Price applicable at any time over 5%.

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For clarification purposes, it will not be applicable the adjust neither in relation to the resolutions adopted in the General Meeting of Shareholders.

c)
Conversion Rate. It is proposed that the number of Class A common shares that will be delivered to the Bondholders will be determined by dividing the face amount of the corresponding Bonds by the Conversion Price in effect on the pertinent conversion date. Thus, the initial conversion rate will be 97,087.37 Class A shares per Bond and the amount of capital that initially would be necessary to cover conversion of all of the Bonds, assuming that all are converted into new Class A shares, is 434,00,000 Euros including face value and share premium.

It is noted that no important changes have occur after the closing of the Company’s consolidated annual accounts for the business year finished 31 December 2011.

Finally, it is noted that, in accordance with the provisions of articles 414.2 and 417.2.b), the Madrid Commercial Registry has been asked to appoint an auditor other than the Prisa’s auditor, to issue a report by an auditor other than the Company's auditor in which, on the basis of this report, an opinion is expressed related to the matters stated in the aforesaid rules.

The Madrid Commercial Registry appointed KPMG Auditores, S.L. as the auditor responsible for preparation of the aforesaid report. This document will be provided to the aforesaid auditor in order for it to issue its required opinion, which together herewith will be made available to the shareholders upon the publication of the addendum to the General Meeting.

4. REPORT FOR PURPOSES OF ARTICLE 417.2.a) OF THE CAPITAL COMPANIES LAW

The Issue will be addressed exclusively to the Investor and those credit entities that have agreed to subscribe the Bonds and, thus, convert the credits they hold against the Company to capital. Thus the Issue, as has been agreed with the creditor banks and the Investor, is not compatible with a transaction in which the pre-emption right of the shareholders is maintained.

Therefore, the exclusion of pre-emption rights that is proposed is appropriate and necessary under the current circumstances, because (i) it allows entering into a transaction that is highly favourable from the point of view of the corporate interest, (ii) it is necessary to achieve the end sought, and (iii) there is a relationship of proportionality between the objective sought and the means chosen.

KPMG Auditores, S.L. as the auditor other than the Company's auditor appointed by the Madrid Commercial Registry will issue a Special Report which will contain a technical opinion regarding the reasonableness of the information contained in this report, and regarding the appropriateness of the conversion ratio.

Based on all of the foregoing, it is believed that the Issue referred to in this Report is fully justified by reasons in the corporate interest. Thus, given the fact that the structuring

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characteristics of the proposed transaction imply the impossibility of maintaining the preemption right of the shareholders, it is proposed to adopt the Issue resolution covered by this report with exclusion of the pre-emption right, in the belief, as has been stated and explained, that the Prisa corporate interest so requires.

5.      REPORT OF THE BOARD OF DIRECTORS FOR PURPOSES OF ARTICLE 286 OF THE CAPITAL COMPANIES LAW

In order to cover conversion of the Bonds, it is proposed that the Ordinary General Meeting of Shareholders approve an increase of the capital of the Company in the amount necessary to cover conversion of the Bonds.

In accordance with the provisions of the preceding sections, unless there is any dilution event between the date of issue of the Bonds and the Final Maturity Date, 421,359,223 new Class A common shares will be issued, at par value (0.10 Euros per share), plus an issue premium of 0.93 Euros per share, with capital being increased by a total amount of 434,000,000 Euros, with total issue premium of 391,864,077.39 Euros.

The aforesaid capital increase will be implemented by the Board of Directors or, in the event of delegation, by any of its members, the Delegated Committee, the President and the Chief Executive Officer on the Final Maturity Date. Consistently with the foregoing, it is proposed that the General Meeting delegate the implementation of the capital increase resolution necessary to cover conversion of the Bonds on the Final Maturity Date or on the early conversion date to the Board of Directors (under article 297.1.a) of the Capital Companies Law) with express authority to subdelegate. In addition, it is proposed to delegate the amendment of the text of article 6 of the bylaws to adapt it to the new capital figure resulting from implementation of the capital increase to cover conversion of the Bonds to the Board of Directors, with express authority to subdelegate.

6.      REPORT FOR PURPOSES OF ARTICLE 301 OF THE CAPITAL COMPANIES LAW IN RELATION TO THE TRANCHE A OF THE ISSUE

The credits susceptible of exchange to subscribe the Bonds included in the Tranche A of the Issue, the approval of which is proposed, are those referred to below, expressly indicating the creditors, the amounts and the dates granted, as this information appears in the company's accounting:

6.1.	Nature of the credits to be exchanged, identity of the subscribers, number of bonds to be issued

a)	Credits to be exchanged

The Bonds included in the Tranche A of the Issue may be paid for and subscribed by exchange of the following credits:

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>
Syndicated credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that a syndicate of accrediting entities, acting HSBC as agent, lent to the Company on 19 May 2006 for an amount of 1.600.000.000 euros (after, increased to 2.050.000.000 Euros).

>
Bridging credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that a syndicate of accrediting entities, acting HSBC as agent, lent to the Company on 20 December 2007 for an amount of 4.230.000.000.

>	Subordinated credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that HSBC lent to the Company on 20 December 2007 for an amount of 200.000.000.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Bilbao Vizcaya Argentaria , S.A. lent to the Company on 29 July 2002 for an amount of 20.000.000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that CaixaBank, S.A. (before Caixa D’Estalvis i Pensions de Barcelona) lent to the Company on 1 June 2009 for an amount of 25.000.000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Santander, S.A lent to the Company on 27 November 2008 for an amount of 20.000.000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Español de Crédito, S.A. lent to the Company on 17 October 2002 for an amount of 25.000.000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Bankia, S.A. (before Caja de Ahorros y Monte de Piedad de Madrid) lent to the Company on 7 October 2002 for an amount of 25.000.000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Sabadell, S.A. lent to the Company on 1 June 2007 for an amount of 15.000.000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Bankinter, S.A. lent to the Company on 21 November 2002 for an amount of 15.000.000 Euros.

b)	Identity of subscribers of the bonds and number of bonds to be issued

The Bonds included in the Tranche A of the Issue may be exclusively subscribed by the following creditor financial institutions or any other creditor financial institution which is a lender under any of the credits described above (“Creditor Institutions”):

- Alie Street Investments 12 Limited. -
Banca March, S.A.
- Banco Bilbao Vizcaya Argentaria, S.A. -
Kutxabank, S.A.

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-	Banca Monte dei Paschi di Siena SPA, Sucursal en Londres.
-	Banco BPI, S.A. Sucursal en España.
-	Banco Caixa Geral, S.A.
-	Banco Cooperativo Español, S.A.
-	Banco de Sabadell, S.A.
-	Banco Español de Crédito, S.A.
-	Banco Espirito Santo, S.A., Sucursal en España.
-	Bank of America Securities.
-	Banco Itaú BBA International, S.A. - London Branch.
-	Banco Pastor, S.A.
-	Banco Popular Español, S.A.
-	Banco Santander, S.A.,
-	Bank Audi Saradar France.
-	Bankia, S.A.
-	Bankinter, S.A.
-	Bankoa, S.A.
-	BNP Paribas, Sucursal en España.
-	Caixa Banco de Investimento Sucursal Financiera Exterior
-	Caixabank, S.A.
-	Citibank International, plc, Sucursal en España
-	Crédit Agricole corporate and Investment Bank, Sucursal en España.
-	Commerzbank Aktiengesellschaft, Sucursal en España.
-	Coöperative Centrale Raiffeisen-Boerenleenbank, B.A., Sucursal en España.
-	Fortis Bank, S.A., Sucursal en España.
-	Ibercaja Banco, S.A.U.
-	Instituto de Crédito Oficial
-	Liberbank, S.A.
-	Banco Grupo Cajatres, S.A.
-	NCG Banco, S.A.
-	Société Général, S.A.
-	The Royal Bank of Scotland plc
-	HSBC Bank plc
-	HSBC Bank plc, Sucursal en España.
-	Natixis, Sucursal en España.

The subscription of the Bonds has been offered to all the Creditor Institutions. Nonetheless, the Company has received from HSBC, CaixaBank, .S.A and Banco Santnader, S.A. commitments to subscribe the Bonds for the entire amount of the Issue subject to the conditions provided in Section 3.6. above.

In the event of approval of the Issue by the General Shareholders Meeting of the Company, the credits susceptible of exchange that are listed in this section will meet the requirements established, by analogy, in article 301 of the Capital Companies Law and, therefore, will be suitable for capitalisation on the date of implementation of the Issue.

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6.2.	Certification of the Company's auditor for purposes of article 301 of the Capital Companies Law

It has been requested the required certification issued by Deloitte, S.L., in its capacity as the Company's auditor, under the provisions of article 301.3 of the Capital Companies Law. The aforesaid certification, which will be made available to the shareholders together with this Report, must confirm that:

(i)	having reviewed the company's accounting, the information set forth in this Report regarding the credits susceptible of exchange is accurate; and

(ii)
in accordance with the exchange commitments received from the holders of the credits specified in Section 6.1 above, these credits will satisfy the requirements est  ablished in article 301 of the Capital Companies Law for credits capitalisation at the time of approval by the General Meeting of the proposed resolution covered by this Report and, therefore, on the date of execution of the public deed documenting the Issue.

Also, for the execution of the public deed documenting implementation of the Issue, it is contemplated that Deloitte, S.L., in its capacity as the Company's auditor, will issue a new certification to the effect that the full amount of the credits subject to exchange is net, due and payable at that date, and confirming that the maturities of the remaining amounts are not more than five years.

7.	CONDITION PRECEDENT

The effectiveness of the resolution proposed to the General Shareholders Meeting covered by this Report will be subject to the condition precedent that the resolutions proposed under points Seventh, Eighth and Ninth of the agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

8.	SEPARATE VOTING

Given its relationship to the Seventh resolution on the Agenda, and in accordance with the requirements imposed for adoption of that resolution under the provisions of articles 103 and 293 of the Capital Companies Law, this proposed resolution also will be submitted for separate voting by the holders of Class A shares, and the holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Regulations.

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9.	DELEGATION OF AUTHORITY

It is proposed to authorise the Board of Directors, with express authority to subdelegate in the Delegate Commission, the President and the Chief Executive Officer, to freely determine and confirm if condition precedent to which this resolution is subject has been fulfilled and to set any other condition of the Issue, agree with the Creditor Institutions and the Investor on the final terms and conditions of the Bonds, adapt, if applicable, the Regulations of the Syndicate of Bondholders, implement the capital increase resolution of the Company by issuing and placing in circulation, on one or more occasions, the shares representatives thereof that are necessary to carry out the conversion of the Bonds, and to redraft the article of the regulations related to capital, leaving the part of that capital increase that is not necessary for the conversion into Class A shares with no effect, and to apply for admission to trading of the Class A shares so issued on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, through the Exchange Interconnection System (Continuous Market), and take such other actions as are set forth in the resolution covered by this Report.

10.	PROPOSED RESOLUTION TO BE SUBMITTED TO GENERAL MEETING

Based on all of the foregoing, on the request of the Applicant Shareholder, the following proposal is presented to the General Shareholders’ Meeting under point Tenth of the Agenda:

“Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

1.	Issue of bonds mandatorily convertible into Class A shares

It is resolved to issue bonds mandatorily convertible into newly-issued Class A common shares of the Company to be carried out in two tranches (the "Bonds" and the "Issue") in accordance with the terms and conditions and subject to the bases for and forms of conversion indicated below.

1.1	Issue

The Issue will be carried out in two tranches.

(a)	Amount of the Tranche A of the Issue. The amount of the Tranche A of the Issue amounts to 334,000,000 Euros. This tranche is aimed to the creditor institutions as defined below.

(b)	Amount of the Tranche B of the Issue. The amount of the Tranche B of the Issue amounts to 100.000.000 Euros. This tranche is aimed to the investor as defined below.

It is noted that, in accordance with the provisions of article 510 of the Capital Companies Law, the limit set forth in article 405 of the Capital Companies Law does not apply.

1.2	Subscription and payment

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(a)
Subscription and payment of the Tranche A of the Issue: the following creditor financial institutions (the “Creditor Institutions”) will be exclusively entitled to subscribe the Bonds included in the Tranche A of the Issue or any other creditor financial institution which is a lender under any of the credits described below at the time of issue:

☐	Alie Street Investments 12 Limited.
☐	Banca March, S.A.
☐	Banco Bilbao Vizcaya Argentaria, S.A.
☐	Kutxabank, S.A.
☐	Banca Monte dei Paschi di Siena SPA, Sucursal en Londres.
☐	Banco BPI, S.A. Sucursal en España.
☐	Banco Caixa Geral, S.A.
☐	Banco Cooperativo Español, S.A.
☐	Banco de Sabadell, S.A.
☐	Banco Español de Crédito, S.A.
☐	Banco Espirito Santo, S.A., Sucursal en España.
☐	Bank of America Securities.
☐	Banco Itaú BBA International, S.A. - London Branch.
☐	Banco Pastor, S.A.
☐	Banco Popular Español, S.A.
☐	Banco Santander, S.A.,
☐	Bank Audi Saradar France.
☐	Bankia, S.A.
☐	Bankinter, S.A.
☐	Bankoa, S.A.
☐	BNP Paribas, Sucursal en España.
☐	Caixa Banco de Investimento Sucursal Financiera Exterior.
☐	Caixabank, S.A.
☐	Citibank International, plc, Sucursal en España.
☐	Crédit Agricole corporate and Investment Bank, Sucursal en España.
☐	Commerzbank Aktiengesellschaft, Sucursal en España.
☐	Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., Sucursal en España.
☐	Fortis Bank, S.A., Sucursal en España.
☐	Ibercaja Banco, S.A.U.
☐	Instituto de Crédito Oficial.
☐	Liberbank, S.A.
☐	Banco Grupo Cajatres, S.A.
☐	NCG Banco, S.A.
☐	Société Général, S.A
☐	The Royal Bank of Scotland plc.
☐	HSBC Bank plc.
☐	HSBC Bank plc, Sucursal en España.
☐	Natixis, Sucursal en España

The subscription of the Bonds included in the Tranche A of the Issue has been offered to all the Creditor Institutions. Nonetheless, the Company has received from HSBC Bank

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Plc, Office in Spain (“HSBC”), CaixaBank, .S.A and Banco Santander, S.A. commitments to subscribe the Bonds for the entire amount of the Tranche A of the Issue subject to the following conditions:

(i).	the authorization of the exchange of the credits of this agreement of Issue of Bonds by the creditor financial institutions of the Company pursuant to the majorities applicable.

(ii).
the approval of the agreements included in the Agenda under points Seventh, Eighth and Tenth of this Shareholders General Meeting, as well as the its authorization, if applicable, by the financial creditors of the Company.

(iii).
compliance with all the conditions for the subscription of the Bonds provided in the “Indicative mandatory convertible term sheet”, including the issue and subscription in full and simustaneously of Tranche A and Tranche B.

Subscription of Bonds included in the Tranche A of the Issue will occur on the date the mentioned conditions are met and the deed regarding the Issue is executed which will be registered with the Commercial Registry and the relevant notice in the Madrid Commercial Registry Gazette (Boletín Oficial del Registro Mercantil) has been published ("Closing Date").

The Creditor Institutions may pay for and subscribe the Bonds by exchange of the following loans:

>
Syndicated credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that a syndicate of accrediting entities, acting HSBC as agent, lent to the Company on 19 May 2006 for an amount of 1,600,00,000 Euros (after, increased to 2,050,000,000 Euros).

>
Bridging credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that a syndicate of accrediting entities, acting HSBC as agent, lent to the Company on 20 December 2007 for an amount of 4,230,000,000 Euros.

>
Subordinated credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that HSBC lent to the Company on 20 December 2007 for an amount of 200,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Bilbao Vizcaya Argentaria , S.A. lent to the Company on 29 July 2002 for an amount of 20,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that CaixaBank, S.A. (before Caixa D’Estalvis i Pensions de Barcelona) lent to the Company on 1 June 2009 for an amount of 25,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Santander, S.A lent to the Company on 27 November 2008 for an amount of 20,000,000 Euros.

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>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Español de Crédito, S.A. lent to the Company on 17 October 2002 for an amount of 25,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Bankia, S.A. (before Caja de Ahorros y Monte de Piedad de Madrid) lent to the Company on 7 October 2002 for an amount of 25,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Sabadell, S.A. lent to the Company on 1 June 2007 for an amount of 15,000,000 Euros.

>
Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Bankinter, S.A.. lent to the Company on 21 November 2002 for an amount of 15,000,000 Euros.

The amount of the Tranche A will be distributed by the Company among the Creditor Institutions which decide to subscribe the Bonds by means of exchange of the credits mentioned above.

These credits, in the amounts their holders agree to use for subscription, will satisfy in the moment of their exchange the requirements established in article 301 of the Capital Companies Law, as shown on the report prepared by the Board of Directors at the request of Promotora de Publicaciones, S.L. (hereinafter, “Applicant Shareholder”), whom requested the inclusion of this proposed resolution as a point of the agenda of the Ordinary Shareholders Meeting (scheduled for the next 29 June on first call and for the 30 June on second call) through a request of addendum pursuant to article 519 of the Capital Companies Law. The compliance with the requirement of the article 301 for the capitalisation of credits has been confirmed by the certificate issued in the form of a special report on 13 June 2012 by the Company's auditor, Deloitte, S.L., a Spanish entity with registered office at Pablo Ruiz Picaso 1, Torre Picaso, 28020, with tax identification number (NIF) number B-79104469.

The report made by the Board of Directors has been issued at the request of the Aplicant Shareholder and in compliance with the provisions of both article 286 of the Capital Companies Law, regarding proposals for amendments of the regulations, and, by way of analogy, article 301 for capital increases by way of capitalization of credits.

(b)
Subscription and payment of the Tranche B of the Issue: the Bonds included in the Tranche B of the Issue will be subscribed and paid in cash by Telefónica, S.A. (or other Company of the group of Telefónica) (the “Investor”) on the Closing Date.

The Company has received from the Investor the commitment to subscribe the Bonds for the total amount of the Tranche B of the Issue, subjet to the same terms and conditions as the commitment of subscription of Tranche A.

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Notwithstanding, it is provided the uncomplet subscription of both tranches. Consequently, the Issue will be limited to the amount corresponding with the face value of the bonds effectively subscribed and paid by the investors, having no effects for the rest.

1.3
Issue price, face value and representation: The Bonds are issued at par, are in registered form, and have a unit face value of 100,000 Euros. The Bonds are of a single series and will be represented by registered certificates.

1.4
Interest rate. The Bonds accrue monthly interest from their issue by reference to the face amount and payable at the end of each year equal to Euribor + 415 basic points, which corresponds to the current interest rate payable under the subordinated lending agreement executed by the Company and HSBC Bank Plc, Office in Spain on 20 December 2007.

1.5	Maturity date. The Bonds will have a term of 2 years, for which reason they will mature on the date two years after the Closing Date (“Final Closing Date”).

When the final maturity date arrives, the Bonds which had not been converted before will be converted mandatorily into Class A common shares.

1.6	Conversion. Bases for and forms of conversion

a)
Conversion of the Bonds. The bondholders may request their conversion into Class A shares at any time before the Final Maturity Date. In this case, the Company shall issue Class A shares resulting from the Conversion Price within the month following the request of early conversion. The Bonds shall be mandatorily converted into Class A common shares on the Final Maturity Date. The interest accrued and not paid until the Conversion Date will be paid in cash.

b)	Conversion Price. The price of the Prisa shares for purposes of conversion will be 1.03 Euros.

The Conversion Price will be be adjusted in the following circumstances according to market standards and also to the economic effect that such circumstances may have to the value of the Bonds:

-	Transactions granting pre-emption rights, warrants or equivalent instruments to the shareholders.

-	Capital increases by way of capitalisation of reserves, profits or issue premium and by way of distribution of shares or split or reverse split transactions.

-	Capital increases by way of capitalisation of reserves, profits or issue premium through an increase in the par value of the shares.

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-	Distribution of reserves or issue premium.

-	Award to shareholders of financial asset instruments other than shares.

-	Absorption, merger, spinoff or split-up.

-	Acquisition of own shares at a premium above the market price of the share.

-	A change in the allocation of dividends by way of issuing preferred or nonvoting shares or other preferred equity instruments.

In addition, in the case the payment of dividends for Class A shares before the conversion of Bonds takes places, the Conversion Price of the Bonds will be adjusted likewise taking into account the amount paid.

Likewise, in the event that, from 5 June 2012 and until the Final Maturity Date, the Company issues or undertakes to issue Class A shares, or securities or bonds convertible into Class A Shares, to be subscribed by means of contributions in cash (including debt capitalization), at an issue price below the Conversion Price applicable from time to time, such Conversion Price will be automatically adjusted to the issue price of the new Class A shares, or the conversion price of the securities or bonds, as the case may be.

For the purposes of this provision, Prisa shall be deemed to have undertaken such issue when it is either approved by the company´s shareholders meeting or by its board of directors, or it is committed by any other person with capacity to bind Prisa, and such resolution or binding commitment incorporates such lower price or the parameters to determine it.

In no case will there be an adjustment of the Conversion Price as a result of the issue of Class A common shares upon the Conversion of Class B shares, according to the conditions established in the Prisa’s Bylaws at the date of adoption of this resolution.

Likewise, there will be no adjustment of the Conversion Price as a result of the payment of the dividend of Class B shares in Class A common shares, in cash, or in the form of a combination of both, provided that the issue ratio of the Class A common shares is not a discount to Conversion Price applicable at any time over the 5%.

For clarification purposes, it will not be applicable the adjust neither in relation to the resolutions adopted in the General Meeting of Shareholders.

c)
Conversion Rate. The number of common Class A shares that will be delivered to the bondholders will be determined by dividing the face amount of the corresponding Bonds by the Conversion Price in the maturity date. Thus, the conversion rate will be 97,087.37 Class A shares per Bond and the amount of capital that would be necessary to cover conversion of all of the Bonds at the initial moment, assuming that all are converted into new Class A shares at the Conversion Price, is 434,000,000 Euros, including face value and share premium.

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1.7	Other terms and conditions

(a)	Security. The Issue is secured by the property of the Company, not being specially secured by any third party guarantee.

(b)
Rules governing priority. The Bonds are direct and unconditional obligations, contractually subordinated to the Company's bank syndicated indebtedness, and otherwise unsubordinated and ranking pari-passu and pro-rata, without any preference among them or as regards the other existing or future unsecured and unsubordinated debts of the Company except for, in the case of bankruptcy, those debts that may enjoy a priority as provided in mandatory laws of general application.

(c)	Transferability and admission to trading: The Bonds will be freely transferable. Admission to trading of the Bonds will not be sought on any secondary market.

(d)
Change of control: The Bonds will be subject to the resolutions regarding the change of control provided in the Senior Financial Agreement of 19 March 2006, amended on 26 December 2011, amedment that was notarized through a deed issued by the Notary Public of Madrid, Rodrigo Tena Aguerri, with protocol number 2631.

1.8	Syndicate of Bondholders and Commissioner.

A Syndicate of Bondholders is formed under the name "Syndicate of Bondholders for the 2012 Convertible Bond Issue of Promotora de Informaciones, S.A.", which will act in accordance with its Regulations and the Capital Companies Law. Matilde Casado Moreno is appointed as temporary Commissioner. The content of the regulations will be substantially as attached to these resolutions as Annex 1, notwithstanding what provided in the article 421 of Spanish Companies Law.

2.	Resolution to exclude pre-emption rights

It is resolved to exclude the pre-emption rights of the Company's shareholders regarding the issue of Bonds, in accordance with article 417 of the Capital Companies Law.

Suppression of the pre-emptive rights of shareholders of the Company has been duly explained based on the requirements of the corporate interest and the reasons set forth by the administrators in the corresponding report requested by the Applicant Shareholder and which has been made available to the shareholders from the time of publication of the addendum to the General Meeting. Also, KPMG Auditores, S.L. as an auditor other than the Company's auditor appointed by the Madrid Commercial Registry has issued a Special Report which contains a technical opinion regarding the reasonableness of the information included in this report, as well as the appropriateness of the conversion ratio and, if applicable, the adjustment formulas therefor, to compensate for possible dilution of the economic interests of the shareholders, under the provisions of articles 414, regarding the bases for and forms of conversion, and 417, regarding exclusion of pre-emption rights, of the Capital Companies Law, which also has been made available to the shareholders from the time of the publication of the addendum to the General Meeting. The aforesaid report is attached to these resolutions as Annex 2.

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3.	Resolution to increase capital as necessary to cover conversion of the Bonds

In accordance with the provisions of article 414 of the Capital Companies Law, it is resolved to increase the Company's capital by the amount necessary to cover such conversion of Bonds up to an initially contemplated maximum of 421,359,223 Class A shares, corresponding to the maximum number of Class A shares to be issued by the Company based on the Conversion Price, but subject to such possible changes as may occur as a result of adjustments of the Conversion Price as set forth in this agreement.

The aforesaid capital increase will be implemented by the Board of Directors or, in the event of delegation, by any of its members, Delegate Commission, the President and the Chief Executive Officer, by issuing new Class A common shares having the same par value and the same rights as the Class A common shares outstanding on the date of implementation of the corresponding resolution increasing capital. When the Board of Directors so implements this resolution it will redraft the article of the Bylaws related to capital.

The final number of new Class A common shares that will be issued upon exercise of the conversion right will be determined by dividing the face amount of the corresponding Bonds by the Conversion Price in effect on the pertinent conversion date.

In accordance with the provisions of article 304.2. of the Capital Companies Law, the shareholders of the Company will have no pre-emption right as regards the capital increases resulting from conversion of the Bonds into Class A shares.

It is resolved to apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges through the Exchange Interconnection System (Continuous Market). The Board of Directors is authorised in turn to delegate to the Delegate Commission, the President and the Chief Executive Officer so that any of them, without distinction, may make the corresponding applications, prepare and present all appropriate documents on the terms they deem to be appropriate and take such actions as may be necessary to that end.

4.	Reports and Terms and Conditions

From the time of the publication of the addendum to the General Meeting the corresponding proposed text of the resolution has been made available to the Company's shareholders, as have, for the purposes contemplated in article 519.1 in relation to the articles 297.1. a), 414 and 417 and 286 of the Capital Companies Law, the explanatory report of the proposed resolution issued by the Board of Directors at the request of the Applicant Shareholder, the certification issued as special report by the Company’s auditor for the purposes of the article 301 of the Capital Companies Law and the required report of the Auditor other than the Company's auditor appointed by the Commercial Registry.

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LOOSE TRANSLATION

5.	Delegation of authority

Without prejudice to the specific delegations of authority set forth in the preceding sections, it is resolved to authorise the Board of Directors as broadly as required by law, with express authority to subdelegate to the Delegate Commission, the President and the Chief Executive Officer so that any of them, without distinction, may implement this resolution, in particular, by way of illustration and not limitation, being authorised:

(a)	to determine and confirm if condition precedent to which this resolution is subject has been fulfilled;
(b)
to determine the date or dates of issue; the subscription procedure; to develop the bases for and forms of conversion and, in general, to set any other condition of the Issue, specifying all issues non covered herein (in particular, agree with the Creditor Institutions and the Investor on the final terms and conditions of the Bonds and adapt, if applicable, the Regulations of Syndicate of Bondholders); to adopt the decisions to be made by the Company pursuant to the Issue over the terms thereof;

(c)
to implement the resolution to increase the Company's capital by issuing and placing in circulation, on one or more occasions, the Class A shares representative thereof that are necessary to carry out the conversion of the Bonds, and to redraft the article of the regulations related to capital, leaving the part of that capital increase that is not necessary for the conversion into Class A shares with no effect, and to apply for admission to trading of the Class A shares so issued on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, through the Exchange Interconnection System (Continuous Market);

(d)
to publish the notices related to the Issue, to appear before a notary and execute the corresponding public deed of issue of the Bonds covered by this resolution, as well as the notarial certification of subscription and closing of the Issue, if the subscription is documented separately, and to request registration of the aforesaid public deed and notarial certification, if any, in the Commercial Registry. Also, to draft and file any notice or documentation that is necessary or required in respect of the Bonds with any agency, management centre or authority;

(e)
to negotiate and sign or, if applicable, countersign or acknowledge, on the terms it deems to be most appropriate, such contracts as may be required with the financial institutions, if any, participating in the issue and placement of the Bonds;

(f)
on behalf of Prisa to execute such public or private documents as may be necessary or appropriate for the issue of the Bonds covered by this resolution and, in general, to take such actions as may be necessary for implementation of this resolution and effective placement of the Bonds; and

(g)
to correct, clarify, interpret, specify or supplement the resolutions adopted by the General Shareholders Meeting, in such deeds or documents as may be executed in implementation thereof and, in particular, such defects, omissions or errors, substantive or formal, as may prevent entry of the resolutions and the consequences thereof in the Commercial Registry, Official Registries of the National Securities Market Commission, or any others.

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6.	Condition precedent

The effectiveness of this resolution is subject to adoption of the resolutions constituting points Seventh, Eighth and Ninth of the Agenda for this Ordinary General Meeting of Shareholders. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

7.	Separate voting

Given its relationship to the Seventh resolution on the Agenda, and in accordance with the requirements imposed for adoption of that resolution under the provisions of articles 103 and 293 of the Capital Companies Law, this proposed resolution also will be submitted for separate voting by the holders of Class A shares, and the holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

ANNEXES

Annex 1: Regulations of the syndicate of bondholders

Annex 2: Report of KPMG Auditores, S.L. the auditor appointed by the Commercial Registry regarding article 417 of the Capital Companies Law (exclusion of pre-emption rights)

**************************

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REGULATIONS OF THE SYNDICATE OF BONDHOLDERS

ISSUE OF MANDATORILY CONVERTIBLE BONDS

TITLE I: INCORPORATION, NAME, PURPOSE, ADDRESS AND DURATION OF THE  SYNDICATE OF BONDHOLDERS

Article 1.- Incorporation. The syndicate of Bondholders of the issue of mandatorily convertible bonds of Promotora de Informaciones, S.A. (thereinafter, the “Bonds”) shall be incorporated, once the Public Deed of the Issue has been filed with the Commercial Registry as corresponding entries are practiced.

The Syndicate of Bondholders shall be governed by these Regulations and by the consolidated version of the Capital Companies Act and other applicable legislation.

Article 2.- Name. The syndicate shall be named “Syndicate of Bondholders of the Issue of Convertibles and/or Exchangeable Bonds of Promotora de Informaciones, S.A. 2012”.

Article 3. Purposes. The Syndicate of Bondholders is formed for the purpose of protecting the lawful interest of Bondholders vis-à-vis the Company, by means of the exercise of the rights granted by the applicable laws and the present Regulations.

Article 4.- Address. The address of the Syndicated shall be located at Gran Vía 32, 28013, Madrid.

Article 5.- Duration. The Syndicate of Bondholders will last until the maturity date of the Bonds, i.e. 2 years since the subscription date, unless if the early conversion of all the bonds takes place, in such case the Syndicate will expire at the date it took place.

Article 6.- Syndicate management bodies. The management bodies of the Syndicate are:

a)      The General Meeting of Bondholders; and

b)      The Commissary.

TITLE II.- THE GENERAL MEETING OF BONDHOLDERS

Article 7.- Legal nature. The General Meeting of Bondholders, duly called and constituted, is the body of expression of the Bondholders’ will and its resolutions are binding for all the Bondholders in the way legally stated.

Article 8.- Calling. The General Meeting shall be convened by the Board of Directors of the Company or by the Commissary, when they may deem it convenient.

Nevertheless, the Commissary shall convene a General Meeting when Bondholders holding at least the twentieth of the bonds in circulation so request it in writing, expressly indicating the purpose of the calling. In such case, the meeting shall be held in the following month of the receipt of the written notice by the Commissary.

Article 9.- Procedure for convening meetings. The General Meeting of Bondholders shall be convened by an individual written communication to each of the Bondholders, at least one month before the date set for the meeting and by notice published, likewise, at least a month before the date set for the meeting, in the web site of the Company. The notice shall state the place and the date for the meeting, the agenda for the meeting and the way in which ownership of Bonds shall be proved in order to have the right to attend the meeting.

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In the cases provided in article 423.2 of the Capital Companies Act, the General Meeting of Bondholders shall be convened in accordance with the requirements established in such article and the manner established in this Act for the general meeting of shareholders.

Article 10.- Right to attend meetings. Bondholders who have acquired this condition not less than 5 trading days prior to the date of the general meeting shall be entitled to attend such meeting. The members of the Board of Directors of the Company shall have the right to attend the meeting even if they have not been requested to attend.

Article 11.- Proxies. All Bondholders with a right to attend General Meetings shall be entitled to delegate their representation to any third party at the meeting. The right to represent shall be conferred in writing for each meeting.

Article 12.- Quorum for meeting and to pass resolutions. Unless otherwise provided in the Bylaws, the General Meeting shall be entitled to pass resolutions if attending Bondholders represent at least 80% of the entire amount of the Bonds in circulation. These resolutions shall be approved by, at least, the 80% of the Bondholders calculated from the votes corresponding for the attendees. When not achieved the concurrence of at least 80% of the bonds in circulation, the general meeting may be convened, one month after the first meeting, and may then approve resolutions with a majority of 80% calculated from the votes corresponding the attendees. Notwithstanding the above, the general meeting shall be deemed convened and validly constituted to deal with any matter, as long as all Bondholders are present or dully represented and attendees unanimously agree to hold the general meeting.

Article 13.- Voting rights. In the meetings of the General Meeting, each Bond shall confer the right to one vote.

Article 14.- President of the General Meeting. The Commissary shall be the president of the General Meeting and shall chair the discussions and shall have the right to bring the discussions to an end when he considers it convenient and shall put matters to the vote.

Article 15.- Attendance list. Before entering the agenda for the meeting, the Commissary shall form the attendance list, stating the representation of each of them and, if applicable, the number of Bonds at the meeting both directly owned and/or represented.

Article 16.- Powers of the General Meeting. The General Meeting may pass resolutions necessary:

a)	For the best protection of Bondholders’ lawful interest vis-à-vis the Company;

b)	To dismiss or appoint the Commissary and, if applicable, the deputy Commissary;

c)	To exercise, when appropriate, the corresponding legal claims; and

d)	To approve the expenses caused by the defense of the Bondholder’s interest.

Article 17.- Minutes. The minutes of the General Meeting of Bondholders may be approved by the general meeting after the meeting has been held, or, failing this, and within a fifteen days term, by the Commissary and two Bondholders appointed for such purpose by the general meeting.

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Article 18.- Certificates. The certificates of the minutes shall be issued by the Commissary or its substitute.

Article 19.- Individual exercise of actions. The Bondholders will only be entitled to individually exercise judicial or extrajudicial claims when such claims do not contradict the resolutions adopted by the Syndicate within its powers and are compatible with the faculties conferred upon the Syndicate.

Article 20.- Collective exercise of actions. The procedures or actions affecting the general interest of the Bondholders may only be addressed on behalf of the Syndicate under an authorization of the General Meeting of Bondholders, and shall compel all the Bondholders, without distinction, except for the right to challenge the General Meeting resolutions established by law.

Any Bondholder willing to promote a claim of this nature, must submit it to the Commissary of the Bondholders, who shall convene the General Meeting, if he estimates the claim based.

If the General Meeting rejects the proposition of the Bondholder, no other Bondholder could file the claim, in particular interest, to the Courts of Justice, unless there is a clear contradiction with the resolutions and the Regulations of the Syndicate.

TITLE III.- COMMISSARY

Article 21.- Nature of the Commissary. The Commissary has the legal representation of the Syndicate and shall be the body for liaison between the Syndicate and the Company.

Article 22.- Appointment and duration of the office. Notwithstanding the appointment in the resolution for the issue approved by the Board of Directors, which will require the ratification of the General Meeting, this latter shall have the faculty to appoint him and he shall exercise his office while he is not dismissed by the general meeting.

Article 23.- Faculties. The Commissary shall have the following faculties:

(a)	To attend the granting of the resolution of issue and subscription on behalf of the Bondholders and to protect their common interest;

(b)	To convene and chair the General Meeting of Bondholders;

(c)	To inform the Company of the resolutions passed by the Syndicate;

(d)	To control the payment of the remuneration, as well as any payment shall be made to the Bondholders by any concept;

(e)	To execute the resolutions of the General Meeting of Bondholders;

(f)	To exercise the actions corresponding to the Syndicate; and

(g)	In general, the ones granted to him in the Law and the present Regulations.

 Article 24.- Deputy Commissary. The General Meeting may appoint a Deputy Commissary that shall replace the Commissary in the absence of performance of its function.

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The Company may appoint provisionally a Deputy Commissary at the time to adopt the resolution for the issue of Bonds, which may be ratified by the General Meeting of Bondholders.

TITLE IV.- JURISDICTION

Article 25.- Jurisdiction. For any dispute relating with the Syndicate that may be raised, the Bondholders shall submit to the courts and tribunals of the city of Madrid, with express waiver of their own forum. This submission is without prejudice to the imperative forum that may be applicable in accordance with current legislation.

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Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A.

Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act

KPMG Auditores, S.L.
This report contains 6 pages
This report contains 1 appendix

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

To the shareholders of
Promotora de Informaciones, S.A.

In accordance with articles 414 and 417 of Royal Legislative Decree 1 of 2 July 2010, which approves the revised Spanish Corporations Act (hereinafter the "LSC") and with the engagement commissioned by Promotora de Informaciones, S.A. (hereinafter "Prisa" or "the Company"), and having been appointed on 19 April 2012 by Mr. Jose Antonio Calvo y Gonzalez de Lara, Mercantile Registrar number IX of Madrid in relation to case number 193/2012, we issue this Special report on the proposed issue of bonds for compulsory conversion into Company shares without pre-emptive subscription rights.

1	Background and objective of our engagement

According to the information received, pursuant to article 519 of the LSC, the last 2 June 2012 Promotora de Publicaciones, S.L., shareholder of Prisa, holding over 5% of the share capital of the Company requested to be included, among other, a proposed resolution related to issue of bonds mandatorily convertible into Class A common shares of Prisa in two tranches, Tranche A in an amount of 334 million Euros and Tranche B in an amount of 100 million Euros with exclusion of pre-emption rights and subscription the Tranche A by way of exchange of loans and the Tranche B by cash payment (hereinafter "Issue of Prisa's Convertible Bonds"). The aforesaid resolution proposal will be submitted for approval under point tenth of the agenda for the Ordinary General Meeting of Shareholders called for 29 June 2012, on first call, or if a sufficient quorum is not achieved on that call, on 30 June 2012, on second call.

In particular, the Company has received from HSBC Bank Plc, Office in Spain, CaixaBank, S.A. and Banco Santander, S.A. commitments to subscribe the Bonds included in the Tranche A for the entire amount of the Issue of Prisa's Convertible Bonds. Likewise, the Company has received from the Investor the commitment to subscribe the Tranche B of the Issue of Prisa's Convertible Bonds. Both commitments are subject to the conditions explained on Section 3.6. of the Report and appendices prepared by the Board of Directors of the Company.

In accordance with articles 414 and 417 of LSC, on 19 April 2012 we were appointed by Mr. Jose Antonio Calvo y Gonzalez de Lara, Mercantile Registrar number IX of Madrid in relation to case number 193/2012, to issue this Special report.

The purpose of our work was not to certify the bond issue or conversion price. The scope of our work included the following:

•
To state, after applying the procedures established in the technical standard on the preparation of special reports on the convertible bond issues pursuant to article 292 of the Revised Spanish Companies Act (replaced by article 414 of the LSC), whether the report drawn up by the Directors of the Company contains the required information specified in the aforementioned standard, which includes an explanation of conversion terms and conditions.

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

•
To issue a professional judgement on the reasonableness of the information in the report prepared by the Board of Directors and on the appropriateness of the conversion ratio and, where relevant, on the adjustment factors used to offset potential dilution of shareholders' interests, pursuant to article 417 of the LSC.

2	Procedures carried out in our engagement

The procedures carried out, which were aimed solely at fulfilling the described objectives, were as follows:

•	Procurement of the following information:

-	Document submitted to Madrid Mercantile Registry number IX by Prisa on 15 March 2012 requesting the appointment of an auditor to prepare the Special report.

-	Appointment by Madrid Mercantile Registry number IX of KPMG Auditores, S.L. on 19 April 2012 to draw up the aforementioned Special report.

-	Consolidated annual accounts of the Company for the year ended 31 December 2011 and unqualified audit report thereon issued by Deloitte, S.L. on 26 April 2012.

-	Pursuant to Article 519.1 of the LSC, reason for the request dated 2 June 2012 for an addendum to the announcement of Prisa's annual General Meeting relating to point tenth of the proposed agenda.

-	Report and appendices prepared by the Board of Directors of the Company and dated 13 June 2012 setting out the terms and conditions for the conversion which is attached, as mentioned earlier, as an appendix to this report (hereinafter "Report of the Board of Directors").

-	Minutes of the Board of Directors for the period from 1 January 2011 to the date of this report.

-	Minutes of the annual general meeting of shareholders for the period from 1 January 2011 to the date of this report.

-	Information and explanations by Company management regarding subsequent events, mainly in relation to the following matters:

•
Contingent liabilities or significant commitments at the date of the latest audited annual accounts and, if applicable, existence of any contingent liabilities and significant commitments at the date of our report.

•
Changes in share capital or significant changes in non-current debt or working capital that might have occurred between the date of the last audited annual accounts and the date of our report, if applicable.

2

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones,
Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

•	Any changes in accounting principles to date.

•	Any events that could significantly affect the Company's financial statements.

-	Explanations provided by Company management on the reasons given by the Directors in their report regarding the Company's interest in justifying the proposal of a convertible bond issue and the total suppression of pre-emptive subscription rights, and on the investors who are to receive the convertible bonds.

-	Any other information considered useful for our work.

•
We have verified that the report issued by the Board of Directors contains the information considered necessary and sufficient to Issue of Prisa's Convertible Bonds, in accordance with the aforementioned technical standard, for an adequate interpretation and comprehension by the recipients of the report. This report should set out the following information:

-	Explanation of the terms and conditions of the conversion.

-	Identification of the deadline for conversion.

-	Audit report on the latest approved consolidated balance sheet.

-	Confirmation that the total amount of the issue does not exceed the paid-in share capital plus reserves as disclosed in the latest approved consolidated balance sheet and the balance sheet adjustment accounts, once these have been accepted by the Ministry of Economy and Finance.

-	According to the aforementioned report, pursuant to article 510 of the LSC the limit contemplated in article 405.1 of the LSC does not apply to this issue.

-	Indication of the amount of share capital needed for the conversion, based on the number of existing convertible bonds outstanding and the issuer's own shares or shares in a wholly-controlled subsidiary, provided the terms of the conversion allow this amount to be determined.

-	Submission of the issue conditions and of the Company's capacity to formalise them, when they are governed by law, in accordance with the clauses contained in the articles of association.

-	Detail of guarantees issued in favour of current and future issue holders and coverage provided by them as a proportion of the issue amount. In this case, it does not apply given that the bonds with compulsory conversion being issued are not subject to a special guarantee. Specification of the priority rules pursuant to article 410 of the LSC.

3

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

-	Confirmation that, in accordance with article 407 of the LSC, the bond issue shall be raised to public deed which shall set forth the following information:

•	Name, share capital, purpose and address of the issuer.

•	Issue terms and conditions and the date and deadlines for the subscription period.

The nominal amount, interest, maturities, issue premiums and costs for the bonds, if any.

•	Total amount and series of the securities to be placed on the market.

•	Issue guarantees.

•	Fundamental rules that shall govern the legal relationship between the Company and the syndicate of bondholders, and characteristics of this syndicate.

-	Information on significant subsequent events.

-	Reasons for the suppression of shareholders' pre-emptive subscription rights when subscribing the convertible bonds.

•	We have verified the valuation method calculations used by the Directors to determine the conversion terms and conditions.

•	We have verified that the issue price of the convertible bonds is not below their nominal value.

•
We have verified that the price for conversion of the bonds into new shares, set at Euros 1.03 per share, is not below the nominal amount of the shares into which they would be converted, although the issue price is below the underlying net book value disclosed in the Company's audited consolidated annual accounts at 31 December 2011 (latest audited financial statements).

In accordance with the information contained in Prisa's consolidated annual accounts as at 31 December 2011, the nominal amount of the shares is Euros 0.10 per share and their underlying net book value totals Euros 1.92.

•
We have verified that the accounting information contained in the report issued by the Directors is consistent with the accounting data of the entity used as a basis to prepare the consolidated audited annual accounts for the year ended 31 December 2011.

•
We have verified that the report of the Board of Directors sets forth the most significant events, if any, occurring subsequent to approval of the latest audited consolidated accounts, and that they have been confirmed by a member of the board invested with sufficient powers to represent the Company's Board of Directors by means of the representations letter received prior to issuing our final report.

4

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

•	We have read the available minutes to the general shareholders' meetings and Board of Directors' meetings held in the last year and up to the date of this report.

•
We have evaluated the reasonableness of the information contained in the report of the Board of Directors to support the proposal for the Issue of Prisa's Convertible Bonds without pre-emptive subscription rights arising from the application of the conversion ratio.

•	We have analysed the appropriateness of the conversion ratio and, where relevant, the adjustment factors used to offset potential dilution of shareholders' interests.

•
We have procured a letter signed by a board member invested with sufficient powers to represent the Company's Board of Directors confirming that we have been provided with all relevant assumptions, data and information, and with all the information necessary to prepare our report, and that no subsequent events that could have a significant effect on the results of our work have occurred up to the date of this Special report and not been notified to us.

3	Relevant issues to consider when interpreting the results of our engagement

Both our interpretation of the requirements set forth in articles 414 and 417 of the LSC and the opinions expressed in this report imply, in addition to objective factors, other subjective factors that require judgement. Consequently, it is not possible to ensure that third parties will necessarily agree with the interpretation and judgements expressed herein.

The information required for our work was provided to us by Management of Prisa or obtained from other public information sources.

Our work has not included a comparison of the information obtained from public sources with evidence from outside Prisa. Nonetheless, to the extent possible, we have verified that the information presented is consistent with other data obtained during the course of our work.

We are not obliged to update our report to reflect any events which may arise subsequent to the date of issue thereof. The content of this report should be considered to refer to all information received on events occurring prior to the date of the report.

We have assumed that all authorisations and registrations required, for the purposes of the foreseen transaction, in Spain and other jurisdictions in which Prisa is present, and which have a significant impact on our analyses, will be obtained with no adverse effect for either of the Company or the benefits expected to be generated on the transaction.

Finally, our work is of an independent nature and will not, therefore, constitute a recommendation to Management of Prisa, shareholders thereof or third parties regarding the position they should adopt in relation to the foreseen Issue of Prisa's Convertible Bonds.

5

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

4	Conclusion

In accordance with the work carried out, the scope described in the preceding paragraphs and subject to the relevant aspects to consider when interpreting the results of our work, which was performed for the sole purpose of fulfilling the requirements set forth in articles 414 and 417 of the LSC, it is our professional judgement that:

•
the accompanying report drawn up by the Board of Directors of Promotora de Informaciones, S.A. on the proposed issue of bonds convertible into Company shares without pre-emptive subscription rights, contains the required information specified in the technical standard for the preparation of special reports on convertible bond issues in accordance with article 292 of the Revised Spanish Companies Act (replaced by article 414 of the LSC),

•	the information contained in the aforementioned report drawn up by the Board of Directors of the Company is reasonable as it is adequately documented and expressed,

•
the ratio for the conversion of convertible bonds into Company shares without pre-emptive subscription rights and, where relevant, the adjustment factors used to offset potential dilution of shareholders' interests are appropriate given the context for the transaction and the special circumstances surrounding the Company.

This Special report and the information contained herein have been prepared solely for the purposes set forth in articles 414 and 417 of the LSC and should not, therefore, be used for any other purpose.

[Spanish report signed]

Ana Martinez Ramon Partner

KPMG Auditores, S.L.

13 June 2012

6

LOOSE TRANSLATION

Based on the foregoing, the shareholders are asked to approve the proposal made.

Madrid, 13 June 2012

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ANNEX I
AUDIT REPORT ON THE PRISA’S ANNUAL ACCOUNTS AND ITS
SUBSIDIARIES FOR THE BUSINESS YEAR ENDED 31 DECEMBER 2011

The Audit Report on the annual accounts of Prisa and its subsidiaries for the year ended 31 December 2011 has been sent to the CNMV, as part of the Annual Report 2011. It is accessible through the website of the CNMV, www.cnmv.es, and the website of the Society www.prisa.com (Shareholders and Investors).

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JUSTIFICATION OF THE REQUEST OF ADDENDUM TO THE GENERAL  SHAREHOLDERS MEETING OF PROMOTORA DE INFORMACIONES, S.A. (“Prisa” or the “Company”) REGARDING THE TENTH POINT OF THE AGENDA AND PURSUANT TO ARTICLE 519.1 OF THE CAPITAL COMPANIES LAW

Promotora de Publicaciones, S.L., a shareholder with over 5% of the share capital of the Company (the “Applicant Shareholder”), has requested today, 2 June 2012, an addendum to the General Shareholders Meeting which is scheduled for 29 June 2012, on first call, and 30 June on second call, pursuant to article 519.1 of the Capital Companies Law.

This request for an addendum includes under the new tenth point of the agenda a proposed resolution to issue bonds mandatorily convertible into Class A common shares of Prisa in two tranches excluding pre-emption rights. Tranche A for an amount of €334,000,000 to be subscribed through an exchange of credits and Tranche B for an amount of €100,000,000 to be subscribed through cash.

The Applicant Shareholder has requested that the Board of Directors issue a director’s report for the purposes of the following articles of the Capital Companies Law:

•	Article 414.2, in relation to the bases and forms for conversion into shares;

•	Article 417.2.a), related to the exclusion of pre-emption rights.

•
Article 286, regarding the corresponding amendment of the Bylaws in relation to article 297.1.a), on the delegation of powers to the Board of Directors to indicate the date and the conditions of the capital increase adopted; and

•	Article 301, applicable by analogy for the purposes of the subscription of bonds through an exchange of credits.

Furthermore, the Applicant Shareholder has requested that the Board of Directors publish such report accompanied by this justification at the time of publication of the addendum to the General Shareholders Meeting and the corresponding proposed resolution.

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LOOSE TRANSLATION

The request for the inclusion of the ninth point and the corresponding proposed resolution on the Agenda by the Applicant Shareholder is due to the information provided to the Directors at the present meeting of the Board of Directors on 2 June 2012, which is attended by the Applicant Shareholder. This information is relating to the significant progress which has been made in the negotiations with the investors for whom the issue of bonds is intended and which makes the proposed resolution at the General Shareholders Meeting appropriate.

The Applicant Shareholder deems that inclusion of point Tenth on the Agenda and the proposed resolution are strictly related to points Seventh, Eighth and Ninth of the Agenda, which, in summary, refer to the amendment of the system for payment of the preferred dividend of Class B shares in a manner allowing that dividend to be paid in cash, in Class A shares or using a combination of both, the payment of the Class B shares minimum annual dividend corresponding to the financial year 2011 and payment of the dividend that may accrue by reason of voluntary conversion of Class B shares into Class A shares during the 12 months following the General Meeting and the amendment of the Bylaws to modify article 15 bis on the required majority to approve certain matters by the General Shareholders Meeting.

The Applicant Shareholder considers that the inclusion of the tenth point of the Agenda and the proposed resolution clearly reflects the Company’s interest because it allows the own resources to be reinforced and improves upon the timetable for the amortization of principal and interest of the financial debt, which in addition justifies the exclusion of the pre-emption rights.

In particular, the proposed transaction will:

(i)	reduce the level of debt on the amount of the exchangeable credits; and

(ii)
facilitate the transaction of the seventh point of the Agenda which is also the object of the request for an addendum, insofar the conditions for the Class B shareholders to accept the amendment of the preferred dividend payment system will be improved, allowing it to be paid in cash, in Class A shares or a combination of both.

Madrid, 2 June 2012

Promotora de Publicaciones, S.L.

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LOOSE TRANSLATION

REGULATIONS OF THE SYNDICATE OF BONDHOLDERS
ISSUE OF MANDATORILY CONVERTIBLE BONDS

TITLE I: INCORPORATION, NAME, PURPOSE, ADDRESS AND DURATION OF THE  SYNDICATE OF BONDHOLDERS

Article 1.- Incorporation. The syndicate of Bondholders of the issue of mandatorily convertible bonds of Promotora de Informaciones, S.A. (thereinafter, the “Bonds”) shall be incorporated, once the Public Deed of the Issue has been filed with the Commercial Registry as corresponding entries are practiced.

The Syndicate of Bondholders shall be governed by these Regulations and by the consolidated version of the Capital Companies Act and other applicable legislation.

Article 2.- Name. The syndicate shall be named “Syndicate of Bondholders of the Issue of Convertibles and/or Exchangeable Bonds of Promotora de Informaciones, S.A. 2012”.

Article 3. Purposes. The Syndicate of Bondholders is formed for the purpose of protecting the lawful interest of Bondholders vis-à-vis the Company, by means of the exercise of the rights granted by the applicable laws and the present Regulations.

Article 4.- Address. The address of the Syndicated shall be located at Gran Vía 32, 28013, Madrid.

Article 5.- Duration. The Syndicate of Bondholders will last until the maturity date of the Bonds, i.e. 2 years since the subscription date, unless if the early conversion of all the bonds takes place, in such case the Syndicate will expire at the date it took place.

Article 6.- Syndicate management bodies. The management bodies of the Syndicate are:

a)	The General Meeting of Bondholders; and

b)	The Commissary.

TITLE II.- THE GENERAL MEETING OF BONDHOLDERS

Article 7.- Legal nature. The General Meeting of Bondholders, duly called and constituted, is the body of expression of the Bondholders’ will and its resolutions are binding for all the Bondholders in the way legally stated.

Article 8.- Calling. The General Meeting shall be convened by the Board of Directors of the Company or by the Commissary, when they may deem it convenient.

Nevertheless, the Commissary shall convene a General Meeting when Bondholders holding at least the twentieth of the bonds in circulation so request it in writing, expressly indicating the purpose of the calling. In such case, the meeting shall be held in the following month of the receipt of the written notice by the Commissary.

Article 9.- Procedure for convening meetings. The General Meeting of Bondholders shall be convened by an individual written communication to each of the Bondholders, at least one month before the date set for the meeting and by notice published, likewise, at least a month before the date set for the meeting, in the web site of the Company. The notice shall state the place and the date for the meeting, the agenda for the meeting and the way in which ownership of Bonds shall be proved in order to have the right to attend the meeting.

LOOSE TRANSLATION

In the cases provided in article 423.2 of the Capital Companies Act, the General Meeting of Bondholders shall be convened in accordance with the requirements established in such article and the manner established in this Act for the general meeting of shareholders.

Article 10.- Right to attend meetings. Bondholders who have acquired this condition not less than 5 trading days prior to the date of the general meeting shall be entitled to attend such meeting. The members of the Board of Directors of the Company shall have the right to attend the meeting even if they have not been requested to attend.

Article 11.- Proxies. All Bondholders with a right to attend General Meetings shall be entitled to delegate their representation to any third party at the meeting. The right to represent shall be conferred in writing for each meeting.

Article 12.- Quorum for meeting and to pass resolutions. Unless otherwise provided in the Bylaws, the General Meeting shall be entitled to pass resolutions if attending Bondholders represent at least 80% of the entire amount of the Bonds in circulation. These resolutions shall be approved by, at least, the 80% of the Bondholders calculated from the votes corresponding for the attendees. When not achieved the concurrence of at least 80% of the bonds in circulation, the general meeting may be convened, one month after the first meeting, and may then approve resolutions with a majority of 80% calculated from the votes corresponding the attendees. Notwithstanding the above, the general meeting shall be deemed convened and validly constituted to deal with any matter, as long as all Bondholders are present or dully represented and attendees unanimously agree to hold the general meeting.

Article 13.- Voting rights. In the meetings of the General Meeting, each Bond shall confer the right to one vote.

Article 14.- President of the General Meeting. The Commissary shall be the president of the General Meeting and shall chair the discussions and shall have the right to bring the discussions to an end when he considers it convenient and shall put matters to the vote.

Article 15.- Attendance list. Before entering the agenda for the meeting, the Commissary shall form the attendance list, stating the representation of each of them and, if applicable, the number of Bonds at the meeting both directly owned and/or represented.

Article 16.- Powers of the General Meeting. The General Meeting may pass resolutions necessary:

a)	For the best protection of Bondholders’ lawful interest vis-à-vis the Company;

b)	To dismiss or appoint the Commissary and, if applicable, the deputy Commissary;

c)	To exercise, when appropriate, the corresponding legal claims; and

d)	To approve the expenses caused by the defense of the Bondholder’s interest.

Article 17.- Minutes. The minutes of the General Meeting of Bondholders may be approved by the general meeting after the meeting has been held, or, failing this, and within a fifteen days term, by the Commissary and two Bondholders appointed for such purpose by the general meeting.

Article 18.- Certificates. The certificates of the minutes shall be issued by the Commissary or its substitute.

LOOSE TRANSLATION

Article 19.- Individual exercise of actions. The Bondholders will only be entitled to individually exercise judicial or extrajudicial claims when such claims do not contradict the resolutions adopted by the Syndicate within its powers and are compatible with the faculties conferred upon the Syndicate.

Article 20.- Collective exercise of actions. The procedures or actions affecting the general interest of the Bondholders may only be addressed on behalf of the Syndicate under an authorization of the General Meeting of Bondholders, and shall compel all the Bondholders, without distinction, except for the right to challenge the General Meeting resolutions established by law.

Any Bondholder willing to promote a claim of this nature, must submit it to the Commissary of the Bondholders, who shall convene the General Meeting, if he estimates the claim based.

If the General Meeting rejects the proposition of the Bondholder, no other Bondholder could file the claim, in particular interest, to the Courts of Justice, unless there is a clear contradiction with the resolutions and the Regulations of the Syndicate.

TITLE III.- COMMISSARY

Article 21.- Nature of the Commissary. The Commissary has the legal representation of the Syndicate and shall be the body for liaison between the Syndicate and the Company.

Article 22.- Appointment and duration of the office. Notwithstanding the appointment in the resolution for the issue approved by the Board of Directors, which will require the ratification of the General Meeting, this latter shall have the faculty to appoint him and he shall exercise his office while he is not dismissed by the general meeting.

Article 23.- Faculties. The Commissary shall have the following faculties:

(a)	To attend the granting of the resolution of issue and subscription on behalf of the

(b)	Bondholders and to protect their common interest;

(c)	To convene and chair the General Meeting of Bondholders;

(d)	To inform the Company of the resolutions passed by the Syndicate;

(e)	To control the payment of the remuneration, as well as any payment shall be made to the Bondholders by any concept;

(f)	To execute the resolutions of the General Meeting of Bondholders;

(g)	To exercise the actions corresponding to the Syndicate; and

(h)	In general, the ones granted to him in the Law and the present Regulations.

Article 24.- Deputy Commissary. The General Meeting may appoint a Deputy Commissary that shall replace the Commissary in the absence of performance of its function.

The Company may appoint provisionally a Deputy Commissary at the time to adopt the resolution for the issue of Bonds, which may be ratified by the General Meeting of Bondholders.

TITLE IV.- JURISDICTION

Article 25.- Jurisdiction. For any dispute relating with the Syndicate that may be raised, the Bondholders shall submit to the courts and tribunals of the city of Madrid, with express

LOOSE TRANSLATION

waiver of their own forum. This submission is without prejudice to the imperative forum that may be applicable in accordance with current legislation.

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A.

Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act

KPMG Auditores, S.L.
This report contains 6 pages
This report contains 1 appendix

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

To the shareholders of
Promotora de Informaciones, S.A.

In accordance with articles 414 and 417 of Royal Legislative Decree 1 of 2 July 2010, which approves the revised Spanish Corporations Act (hereinafter the "LSC") and with the engagement commissioned by Promotora de Informaciones, S.A. (hereinafter "Prisa" or "the Company"), and having been appointed on 19 April 2012 by Mr. Josd Antonio Calvo y Gonzalez de Lara, Mercantile Registrar number IX of Madrid in relation to case number 193/2012, we issue this Special report on the proposed issue of bonds for compulsory conversion into Company shares without pre-emptive subscription rights.

1	Background and objective of our engagement

According to the information received, pursuant to article 519 of the LSC, the last 2 June 2012 Promotora de Publicaciones, S.L., shareholder of Prisa, holding over 5% of the share capital of the Company requested to be included, among other, a proposed resolution related to issue of bonds mandatorily convertible into Class A common shares of Prisa in two tranches, Tranche A in an amount of 334 million Euros and Tranche B in an amount of 100 million Euros with exclusion of pre-emption rights and subscription the Tranche A by way of exchange of loans and the Tranche B by cash payment (hereinafter "Issue of Prisa's Convertible Bonds"). The aforesaid resolution proposal will be submitted for approval under point tenth of the agenda for the Ordinary General Meeting of Shareholders called for 29 June 2012, on first call, or if a sufficient quorum is not achieved on that call, on 30 June 2012, on second call.

In particular, the Company has received from HSBC Bank Plc, Office in Spain, CaixaBank, S.A. and Banco Santander, S.A. commitments to subscribe the Bonds included in the Tranche A for the entire amount of the Issue of Prisa's Convertible Bonds. Likewise, the Company has received from the Investor the commitment to subscribe the Tranche B of the Issue of Prisa's Convertible Bonds. Both commitments are subject to the conditions explained on Section 3.6. of the Report and appendices prepared by the Board of Directors of the Company.

In accordance with articles 414 and 417 of LSC, on 19 April 2012 we were appointed by Mr. Jose Antonio Calvo y Gonzalez de Lara, Mercantile Registrar number IX of Madrid in relation to case number 193/2012, to issue this Special report.

The purpose of our work was not to certify the bond issue or conversion price. The scope of our work included the following:

●
To state, after applying the procedures established in the technical standard on the preparation of special reports on the convertible bond issues pursuant to article 292 of the Revised Spanish Companies Act (replaced by article 414 of the LSC), whether the report drawn up by the Directors of the Company contains the required information specified in the aforementioned standard, which includes an explanation of conversion terms and conditions.

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

●
To issue a professional judgement on the reasonableness of the information in the report prepared by the Board of Directors and on the appropriateness of the conversion ratio and, where relevant, on the adjustment factors used to offset potential dilution of shareholders' interests, pursuant to article 417 of the LSC.

2 Procedures carried out in our engagement

The procedures carried out, which were aimed solely at fulfilling the described objectives, were as follows:

●	Procurement of the following information:

-	Document submitted to Madrid Mercantile Registry number IX by Prisa on 15 March 2012 requesting the appointment of an auditor to prepare the Special report.

-	Appointment by Madrid Mercantile Registry number IX of KPMG Auditores, S.L. on 19 April 2012 to draw up the aforementioned Special report.

-	Consolidated annual accounts of the Company for the year ended 31 December 2011 and unqualified audit report thereon issued by Deloitte, S.L. on 26 April 2012.

-	Pursuant to Article 519.1 of the LSC, reason for the request dated 2 June 2012 for an addendum to the announcement of Prisa's annual General Meeting relating to point tenth of the proposed agenda.

-
Report and appendices prepared by the Board of Directors of the Company and dated 13 June 2012 setting out the terms and conditions for the conversion which is attached, as mentioned earlier, as an appendix to this report (hereinafter "Report of the Board of Directors").

-	Minutes of the Board of Directors for the period from 1 January 2011 to the date of this report.

-	Minutes of the annual general meeting of shareholders for the period from 1 January 2011 to the date of this report.

-	Information and explanations by Company management regarding subsequent events, mainly in relation to the following matters:

•
Contingent liabilities or significant commitments at the date of the latest audited annual accounts and, if applicable, existence of any contingent liabilities and significant commitments at the date of our report.

•
Changes in share capital or significant changes in non-current debt or working capital that might have occurred between the date of the last audited annual accounts and the date of our report, if applicable.

2

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

•	Any changes in accounting principles to date.

•	Any events that could significantly affect the Company's financial statements.

-
Explanations provided by Company management on the reasons given by the Directors in their report regarding the Company's interest in justifying the proposal of a convertible bond issue and the total suppression of pre-emptive subscription rights, and on the investors who are to receive the convertible bonds.

-	Any other information considered useful for our work.

●
We have verified that the report issued by the Board of Directors contains the information considered necessary and sufficient to Issue of Prisa's Convertible Bonds, in accordance with the aforementioned technical standard, for an adequate interpretation and comprehension by the recipients of the report. This report should set out the following information:

-	Explanation of the terms and conditions of the conversion.

-	Identification of the deadline for conversion.

-	Audit report on the latest approved consolidated balance sheet.

-
Confirmation that the total amount of the issue does not exceed the paid-in share capital plus reserves as disclosed in the latest approved consolidated balance sheet and the balance sheet adjustment accounts, once these have been accepted by the Ministry of Economy and Finance.

According to the aforementioned report, pursuant to article 510 of the LSC the limit contemplated in article 405.1 of the LSC does not apply to this issue.

-
Indication of the amount of share capital needed for the conversion, based on the number of existing convertible bonds outstanding and the issuer's own shares or shares in a wholly-controlled subsidiary, provided the terms of the conversion allow this amount to be determined.

-	Submission of the issue conditions and of the Company's capacity to formalise them, when they are governed by law, in accordance with the clauses contained in the articles of association.
-
Detail of guarantees issued in favour of current and future issue holders and coverage provided by them as a proportion of the issue amount. In this case, it does not apply given that the bonds with compulsory conversion being issued are not subject to a special guarantee.

-	Specification of the priority rules pursuant to article 410 of the LSC.

3

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

-	Confirmation that, in accordance with article 407 of the LSC, the bond issue shall be raised to public deed which shall set forth the following information:

Name, share capital, purpose and address of the issuer.

Issue terms and conditions and the date and deadlines for the subscription period.

•	The nominal amount, interest, maturities, issue premiums and costs for the bonds, if any.

•	Total amount and series of the securities to be placed on the market.

•	Issue guarantees.

•	Fundamental rules that shall govern the legal relationship between the Company and the syndicate of bondholders, and characteristics of this syndicate.

-	Information on significant subsequent events.

-	Reasons for the suppression of shareholders' pre-emptive subscription rights when subscribing the convertible bonds.

●	We have verified the valuation method calculations used by the Directors to determine the conversion terms and conditions.

●	We have verified that the issue price of the convertible bonds is not below their nominal value.

•
We have verified that the price for conversion of the bonds into new shares, set at Euros 1.03 per share, is not below the nominal amount of the shares into which they would be converted, although the issue price is below the underlying net book value disclosed in the Company's audited consolidated annual accounts at 31 December 2011 (latest audited financial statements).

In accordance with the information contained in Prisa's consolidated annual accounts as at 31 December 2011, the nominal amount of the shares is Euros 0.10 per share and their underlying net book value totals Euros 1.92.

•
We have verified that the accounting information contained in the report issued by the Directors is consistent with the accounting data of the entity used as a basis to prepare the consolidated audited annual accounts for the year ended 31 December 2011.

•
We have verified that the report of the Board of Directors sets forth the most significant events, if any, occurring subsequent to approval of the latest audited consolidated accounts, and that they have been confirmed by a member of the board invested with sufficient powers to represent the Company's Board of Directors by means of the representations letter received prior to issuing our final report.

4

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

•	We have read the available minutes to the general shareholders' meetings and Board of Directors' meetings held in the last year and up to the date of this report.

•
We have evaluated the reasonableness of the information contained in the report of the Board of Directors to support the proposal for the Issue of Prisa's Convertible Bonds without pre-emptive subscription rights arising from the application of the conversion ratio.

•	We have analysed the appropriateness of the conversion ratio and, where relevant, the adjustment factors used to offset potential dilution of shareholders' interests.

•
We have procured a letter signed by a board member invested with sufficient powers to represent the Company's Board of Directors confirming that we have been provided with all relevant assumptions, data and information, and with all the information necessary to prepare our report, and that no subsequent events that could have a significant effect on the results of our work have occurred up to the date of this Special report and not been notified to us.

3 Relevant issues to consider when interpreting the results of our engagement

Both our interpretation of the requirements set forth in articles 414 and 417 of the LSC and the opinions expressed in this report imply, in addition to objective factors, other subjective factors that require judgement. Consequently, it is not possible to ensure that third parties will necessarily agree with the interpretation and judgements expressed herein.

The information required for our work was provided to us by Management of Prisa or obtained from other public information sources.

Our work has not included a comparison of the information obtained from public sources with evidence from outside Prisa. Nonetheless, to the extent possible, we have verified that the information presented is consistent with other data obtained during the course of our work.

We are not obliged to update our report to reflect any events which may arise subsequent to the date of issue thereof. The content of this report should be considered to refer to all information received on events occurring prior to the date of the report.

We have assumed that all authorisations and registrations required, for the purposes of the foreseen transaction, in Spain and other jurisdictions in which Prisa is present, and which have a significant impact on our analyses, will be obtained with no adverse effect for either of the Company or the benefits expected to be generated on the transaction.

Finally, our work is of an independent nature and will not, therefore, constitute a recommendation to Management of Prisa, shareholders thereof or third parties regarding the position they should adopt in relation to the foreseen Issue of Prisa's Convertible Bonds.

5

Free translation of our report originally issued in Spanish. In the event of discrepaancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

4 Conclusion

hi accordance with the work carried out, the scope described in the preceding paragraphs and subject to the relevant aspects to consider when interpreting the results of our work, which was performed for the sole purpose of fulfilling the requirements set forth in articles 414 and 417 of the LSC, it is our professional judgement that:

•
the accompanying report drawn up by the Board of Directors of Promotora de Informaciones, S.A. on the proposed issue of bonds convertible into Company shares without pre-emptive subscription rights, contains the required information specified in the technical standard for the preparation of special reports on convertible bond issues in accordance with article 292 of the Revised Spanish Companies Act (replaced by article 414 of the LSC),

•	the information contained in the aforementioned report drawn up by the Board of Directors of the Company is reasonable as it is adequately documented and expressed,

•
the ratio for the conversion of convertible bonds into Company shares without pre-emptive subscription rights and, where relevant, the adjustment factors used to offset potential dilution of shareholders' interests are appropriate given the context for the transaction and the special circumstances surrounding the Company.

This Special report and the information contained herein have been prepared solely for the purposes set forth in articles 414 and 417 of the LSC and should not, therefore, be used for any other purpose.

[Spanish report signed]

Ana Martinez Ramon
Partner

KPMG Auditores, S.L.

13 June 2012

6

Free translation of our report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

Promotora de Informaciones, S.A. Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act.

Appendix

Report prepared by the Board of Directors of Promotora de Informaciones, S.A., on 13 June 2012 on the proposed issue of bonds with compulsory conversion into shares without pre-emptive subscription rights.

(This appendix should be read in conjunction with the KPMG report dated 13 June 2012)

Promotora de

Informaciones, S.A.

Special report on the subscription of bonds mandatorily convertible into class A ordinary shares through the exchange of loans, in accordance with the provisions of Article 301 of the Consolidated Spanish Limited Liability Companies Law

Deloitte	Deloitte, S.L. Plaza Pablo Ruiz Picasso, 1 Torre Picasso 28020 Madrid Espana
Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
t: e~,nr.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SPECIAL REPORT ON THE SUBSCRIPTION OF BONDS MANDATORILY CONVERTIBLE INTO CLASS A ORDINARY SHARES THROUGH THE EXCHANGE OF LOANS, IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE 301 OF THE CONSOLIDATED SPANISH LIMITED LIABILITY COMPANIES LAW

To the Shareholders of Promotora de Informaciones, S.A.:

For the purposes provided for in Article 301 of the Consolidated Spanish Limited Liability Companies Law, which is applicable by analogy, we issue this special report on the proposed issue of bonds amounting to EUR 334,000,000 ("the Bonds"), mandatorily convertible into Class A ordinary shares of Promotora de Informaciones, S.A. (Tract A), which will be subscribed by certain creditors of the Company through the exchange of loans. The proposed resolution was included in the report prepared by the Board of Directors in response to the request from the shareholder Promotora de Publicaciones, S.L. on 2 June 2012 that a supplementary item be added to the agenda that it is included in the accompanying document.

Our work consisted of verifying, in accordance with generally accepted auditing standards, the information prepared under the Board of Directors responsibility in the aforementioned document in relation to the loans to be used to subscribe the Bonds. It also consisted of verifying that at least 25% of the loans are liquid, past-due and claimable and that the remaining loans mature within five years.

Although at the date of this report the loans subject to the exchange proposal did not meet the requirement that at least 25% of the loans must be liquid, past-due and claimable, on June 13, 2012 the Board of Directors of Promotora de Informaciones, S.A. confirmed that the exchangeable loans identified in the accompanying document will meet the requirements established in Article 301 of the Spanish Limited Liability Companies Law at the date on which the resolution to issue the Bonds is approved by the shareholders at the Annual General Meeting and, therefore, they will be fit to be exchanged for the purpose of subscribing the Bonds when the public deed is executed that documents the execution of the issue of the Bonds.

In our opinion, except as stated in the foregoing paragraph, the accompanying document prepared by the Board of Directors provides adequate information with respect to the loans to be exchanged in order to subscribe the Bonds that will be issued by Promotora de Informaciones, S.A. and to increase capital in order to cater for the subsequent conversion thereof.

This special report was prepared solely for the purposes provided for in Article 301 of the Consolidated Spanish Limited Liability Companies Law and, accordingly, may not be used for any other purpose.

DELOITTE, S.L.
Registered in R.O.A.C. under no. 50692

Fernando Garcia Beato
June 13, 2012

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (June 30, 2012)

GRANTING A PROXY FOR CLASS A SHARES

Form for granting a proxy for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on 29 June 2012, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on 30 June, on second call. The General Meeting is expected to be held on second call.

Shareholders wishing to grant proxies

The shareholder grants a proxy for this Meeting to:
(Check only one of the following boxes and appoint the proxy).

☐	1.	The Chairman of the Board of Directors.

☐	2.	Mr./Ms.	, with N.I.F./C.I.F:	.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

Voting instructions for resolutions proposed by the Board of Directors
(Check the corresponding box with an X)

Item of the Agenda	1º	2º	3º	4º	5º	6º	7º	8º	9º	10º	11º	12º	13º	14º
In favor
Against
Abstention
Blank

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting and, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors.

Proposals regarding points not contemplated on the Agenda in the call

Unless otherwise indicated by checking the following NO box (in which case the shareholder will be understood to instruct the proxy to abstain), the proxy also extends to proposals regarding points not contemplated on the Agenda. In such case, the precise instruction of the shareholder to the proxy is to vote for the proposal in the sense most appropriate for the shareholder interest

☐	NO

Shareholder Mr./Ms.	N.I.F./C.I.F:

Number of shares

Signature of shareholder granting proxy:

In _______, on _______ 2012

Conflict of interest

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the proxy appointed by a shareholder is the Chairman or any other director of the Company, they have a conflict of interest regarding point 12 of the Agenda (Non-binding voting on the Remuneration Policy Report) and, further, may have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

AGENDA

1.-      Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and Management Reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.-      Approval of the Board of Directors’ management of the company in the 2011 financial year.

3.-      Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4.-       Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.-      Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.-      Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.-      Amendment of the minimum preferred dividend payment system for Class B non-voting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

8.-      Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

9.-      Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

10.-    Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

11.-    Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

12.-    Non-binding voting on the Remuneration Policy Report.

13.-    Information to the shareholders on amendments to the Regulations of the Board of Directors.

14.-    Delegation of powers.

CONDITIONS FOR GRANTING PROXIES

PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
June 30, 2012

SHAREHOLDERS WISHING TO GRANT VOTING PROXIES

A shareholder may grant a proxy to another person. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor´s signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) this standard form.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor´s signature, in one of the documents above mentioned. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

A proxy granted to one who by law cannot act as such will not be valid or effective.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

The proxy may be communicated to the Company by way of:

i)
Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii)
Physical delivery or mail (in this case there must be a handwritten signature of the shareholder). The document reflecting the proxy may be sent by mail to the registered office (addressed to the Oficina de Atención al Accionista of Promotora de Informaciones, S.A., Gran Vía 32, Madrid 28013) or delivered at the entrance to the general meeting site, to the Company's organisers, on the same day it is held, before it commences.

If the proxy is granted using remote electronic means of communication, the proxy form, duly completed, must be in the possession of the Company at least 24 hours before the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the proxy will be deemed not to have been granted.

All of the foregoing in accordance with the provisions of the Bylawsand General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website (http://www.prisa.com) must be followed.

Proxies will always be revocable, and will be deemed to be revoked by personal attendance of the grantor of the proxy at the meeting.

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (June 30, 2012)

REMOTE VOTING FOR CLASS A SHARES

Form for remote vote for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on 29 June 2012, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on 30 June, on second call. The General Meeting is expected to be held on second call.

Class A shareholders wishing to vote regarding the proposals on the Agenda:

If prior to the holding of the Meeting the shareholder wishes to vote remotely regarding the proposals on the Agenda for this Meeting, it must check the corresponding box with an X, depending upon the sense of the vote or abstention.

Item of the Agenda	1°	2°	3°	4°	5°	6°	7°	8°	9°	10°	11°	12°	13°	14°
In favor
Against
Abstention
Blank

Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Shareholders Meeting.

The sense of the vote must be necessarily indicated.

Shareholder Mr./Ms.		N.I.F./C.I.F:

Depositary Entity: Code	Name____
Securities Account (Branch + DC+ account number)

Number of shares

Signature of shareholder voting remotely
(signature authenticated by a notary or acknowledged by a custodian participating in Iberclear)

In _______, on _______ 2012

AGENDA

1.-      Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and Management Reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.-      Approval of the Board of Directors’ management of the company in the 2011 financial year.

3.-      Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4.-      Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.-      Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.-      Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.-      Amendment of the minimum preferred dividend payment system for Class B non-voting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

8.-      Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

9.-      Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

10.-    Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

11.-    Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

12.-    Non-binding voting on the Remuneration Policy Report.

13.-    Information to the shareholders on amendments to the Regulations of the Board of Directors.

14.-    Delegation of powers.

CONDITIONS FOR REMOTE VOTING

PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
June 30, 2012

SHAREHOLDERS WISHING TO VOTE REMOTELY

A shareholder may cast its vote remotely. To do so, it must complete the form related to remote voting and send the duly completed form to the Company. Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Meeting.

A vote so cast may be sent to the Company by way of:

i)
Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii)
Personal delivery or mail (addressed to Oficina de Atención al Accionista de Promotora de Informaciones, S.A., Gran Vía 32, 28013 Madrid). The form will include the information necessary to demonstrate status as a shareholder. The signature of the shareholder must be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons it must be accompanied by the corresponding documents sufficiently showing the capacity in which the signatory acts.

A vote cast remotely, in any of the ways contemplated in the preceding sections, must be in the possession of the Company at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the vote will be deemed not to have been cast.

All of the foregoing in accordance with the provisions of the Bylaws and General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website (http://www.prisa.com) must be followed.

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (June 30, 2012)

GRANTING A PROXY FOR CLASS B SHARES

Form for granting a proxy for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on 29 June 2012, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on 30 June, on second call. The General Meeting is expected to be held on second call.

Class B shareholders may grant a proxy for the points 7, 9 and 10 on the agenda of the General Meeting, as well as for points that may arise out of the agenda for which was also required vote by Class B shareholders.

Shareholders wishing to grant proxies
The shareholder grants a proxy for this Meeting to:

(Check only one of the following boxes and appoint the proxy).

☐	1.	The Chairman of the Board of Directors.

☐	2.	Mr./Ms.	, with N.I.F./C.I.F:	.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

Voting instructions for resolutions proposed by the Board of Directors
(Check the corresponding box with an X)

Point on the Agenda	7º	9º	10º
In favour
Against
Abstention
In blank

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting and, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors.

Proposals regarding points not contemplated on the Agenda in the call
Unless otherwise indicated by checking the following NO box (in which case the shareholder will be understood to instruct the proxy to abstain), the proxy also extends to proposals regarding points not contemplated on the Agenda that required separate voting of Class B shareholders. In such case, the precise instruction of the shareholder to the proxy is to vote for the proposal in the sense most appropriate for the shareholder interest.

☐	NO

Shareholder Mr./Ms.	N.I.F./C.I.F:

Number of shares

Signature of shareholder granting proxy:

In _______, on _______ 2012

Conflict of interest

For purposes of articles 523 and 526 of the Capital Companies Act, it is noted that if the proxy appointed by a shareholder is the Chairman or any other director of the Company, they have a conflict of interest regarding point 12 of the Agenda (Non-binding voting on the Remuneration Policy Report) and, further, may have a conflict of interest regarding the proposed resolutions, if any, presented apart from the Agenda, if, among other circumstances, they relate to removal of a director or imposition of liability thereon.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

AGENDA

1.-      Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and Management Reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.-      Approval of the Board of Directors’ management of the company in the 2011 financial year.

3.-      Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4.-      Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.-      Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.-      Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.-      Amendment of the minimum preferred dividend payment system for Class B non-voting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

8.-      Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

9.-      Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

10.-    Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

11.-    Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

12.-    Non-binding voting on the Remuneration Policy Report.

13.-    Information to the shareholders on amendments to the Regulations of the Board of Directors.

14.-    Delegation of powers.

CONDITIONS FOR GRANTING PROXIES

PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
June 30, 2012

SHAREHOLDERS WISHING TO GRANT VOTING PROXIES

A shareholder may grant a proxy to another person. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor´s signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) this standard form.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

Holders of Class B Shares may exercise the right of representation on the items of the Agenda on which the vote is required by this class of shares, and also on those items which may arise out of the Agenda on which the vote is also required by the holders of Class B shares.

When the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor´s signature, in one of the documents above mentioned. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

A proxy granted to one who by law cannot act as such will not be valid or effective.

If a proxy is extended in favour of the Board of Directors, or if the proxy does not state the name of the person to which the proxy is granted, it will be understood to have been granted to the Chairman of the Board of Directors.

If the proxy grantor does not give voting intrucctions, the proxy could vote in the sense most appropriate for the shareholder interest.

In the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which, having a conflict of interest, have to vote on behalf of the shareholder.

The proxy may be communicated to the Company by way of:

i)
Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii)
Physical delivery or mail (in this case there must be a handwritten signature of the shareholder). The document reflecting the proxy may be sent by mail to the registered office (addressed to the Oficina de Atención al Accionista of Promotora de Informaciones, S.A., Gran Vía 32, Madrid 28013) or delivered at the entrance to the general meeting site, to the Company's organisers, on the same day it is held, before it commences.

If the proxy is granted using remote electronic means of communication, the proxy form, duly completed, must be in the possession of the Company at least 24 hours before the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the proxy will be deemed not to have been granted.

All of the foregoing in accordance with the provisions of the Bylawsand General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website (http://www.prisa.com) must be followed.

Proxies will always be revocable, and will be deemed to be revoked by personal attendance of the grantor of the proxy at the meeting.

PROMOTORA DE INFORMACIONES, S.A. ORDINARY SHAREHOLDERS MEETING (June 30, 2012)

REMOTE VOTING FOR CLASS B SHARES

Form for remote voting for Ordinary Meeting of PROMOTORA DE INFORMACIONES, S.A. to be held at 12.30 p.m. on 29 June 2012, in Madrid (28014), at Círculo de Bellas Artes, calle Marqués de Casa Riera nº2, on first call, and if the necessary quorum is not achieved, at the same place and at the same time on 30 June, on second call. The General Meeting is expected to be held on second call.

Class B shareholders may vote for the points 7, 9 and 10 on the agenda of the General Meeting, as well as for points that may arise out of the agenda for which was also required vote by Class B shareholders.

Class B shareholders wishing to vote regarding the proposals on the Agenda:

If prior to the holding of the Meeting the shareholder wishes to vote remotely regarding the proposals on the Agenda for this Meeting, it must check the corresponding box with an X, depending upon the sense of the vote or abstention.

Item of the Agenda	7º	9º	10º
In favour
Against
Abstention
In blank

Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Meeting.

The sense of the vote must be necessarily indicated.

Shareholder Mr./Ms.		N.I.F./C.I.F:

Depositary Entity: Code	Name____
Securities Account (Branch + DC+ account number)

Number of shares

Signature of shareholder voting remotely
(signature authenticated by a notary or acknowledged by a custodian participating in Iberclear)

In _______, on _______ 2012

AGENDA

1.-      Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and Management Reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

2.-      Approval of the Board of Directors’ management of the company in the 2011 financial year.

3.-      Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

4.-      Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

5.-      Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

6.-      Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

7.-      Amendment of the minimum preferred dividend payment system for Class B non-voting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

8.-      Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

9.-      Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

10.-    Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

11.-    Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

12.-    Non-binding voting on the Remuneration Policy Report.

13.-    Information to the shareholders on amendments to the Regulations of the Board of Directors.

14.-    Delegation of powers.

CONDITIONS FOR REMOTE VOTING

PROMOTORA DE INFORMACIONES, S.A. ORDINARY MEETING
June 30, 2012

SHAREHOLDERS WISHING TO VOTE REMOTELY

A shareholder may cast its vote remotely. To do so, it must complete the form related to remote voting and send the duly completed form to the Company. Shareholders casting votes remotely will be considered to be in attendance for purposes of the quorum for the General Meeting.

Holders of Class B Shares may vote on those items of the Agenda on which the vote is required by this class of shares, and may also vote on those items which may arise out of the Agenda on which the vote is also required by the holders of Class B shares.

A vote so cast may be sent to the Company by way of:

i)
Remote electronic means of communication, through the Company's website (www.prisa.com). In this case it must include an electronic signature of the shareholder recognised, provided or issued by any of the following certification service providers: CERES (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda); CAMERFIRMA; or ANCERT (Agencia Notarial de Certificación). The electronic National Identity Document (Documento Nacional de Identidad electrónico, or "DNIe") issued by the National Police Directorate of the Spanish Ministry of the Interior may also be used.

ii)
Personal delivery or mail (addressed to Oficina de Atención al Accionista de Promotora de Informaciones, S.A., Gran Vía 32, 28013 Madrid). The form will include the information necessary to demonstrate status as a shareholder. The signature of the shareholder must be attested by a notary or acknowledged by a custodian participating in Iberclear. In the case of legal persons it must be accompanied by the corresponding documents sufficiently showing the capacity in which the signatory acts.

A vote cast remotely, in any of the ways contemplated in the preceding sections, must be in the possession of the Company at its headquarters, at least 24 hours in advance of the time contemplated for holding the General Meeting on first call, or such shorter term, if any, as may be determined by the Board of Directors. Otherwise, the vote will be deemed not to have been cast.

All of the foregoing in accordance with the provisions of the Bylaws and General Meeting Regulations of Promotora de Informaciones, S.A. Also, the rules included in the notice of call of the General Meeting and on the Company's website (http://www.prisa.com) must be followed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

June 14, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors